CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
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Writer's Direct Dial: (212) 225-2014

November 1, 2002

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press releases setting forth and discussing: (i) its financial results for the third quarter of 2002, dated October 28, 2002, and (ii) its net earnings in the third quarter of 2002, dated October 28, 2002.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Justo Chamas, Esq.

Enclosure

cc: Daniel Rodriguez Duran (w/o enclosures)

11/14

BBVA Bancomer

3T02

Análisis y Discusión de los Resultados

CONTENIDO

Aspectos Financieros Relevantes

Grupo Financiero BBVA Bancomer (GFBB)

- Utilidad neta de Ps. 1,711 millones en 3T02, 19.6% mayor a 2T02 y 20.9% mayor a 3T01
- Utilidad por acción de Ps. 0.18 en 3T02 y de Ps. 0.52 acumulada en 9M02
- ROAE y ROAA de 14.4% y 1.6%, respectivamente, en 3T02 y de 14.4% y 1.5%, respectivamente, en 9M02

Negocio Bancario

- Utilidad neta de Ps. 1,603 millones en 3T02, 18.6% mayor a 2T02 y 18.9% superior a 3T01
- ROAE y ROAA de 15.6% y 1.5%, respectivamente, en 3T02
- Margen financiero neto de 5.5% en 3T02, 40 puntos base mayor al de 2T02
- Ingreso no financiero de Ps. 2,995 millones en 3T02, 16.3% mayor a 3T01
- Gasto de administración y promoción de Ps. 4,412 millones en 3T02, 0.7% menor a 2T02 y 10.6% menor a 3T01
- Indice de eficiencia de 56.3% en 3T02, comparado con 57.2% en 2T02 y 63.8% en 3T01
- Cartera de crédito al sector privado (comercial, consumo y vivienda) crece 2.1% en 3T02 comparada con 2T02, mostrando dos trimestres consecutivos de comportamiento positivo; la cartera de crédito al consumo crece 11.2% en el mismo período
- Depósitos a la vista como porcentaje de la captación tradicional crecen de 40.2% en 3T01 a 43.0% en 3T02
- Indice de capitalización a septiembre de 2002, incluyendo riesgo de mercado, fue 15.4%, con un índice de capital básico de 12.8%

Compañías Subsidiarias del Banco

- Afore Bancomer registró una utilidad neta de Ps. 337 millones en 3T02, 8.5% superior a la de 3T01
- Bancomer Transfer Services reportó utilidad neta de Ps. 39 millones en 3T02, 23.0% mayor a la del trimestre anterior

Compañías Subsidiarias del Grupo

- Seguros Bancomer registró una utilidad neta de Ps. 79 millones en 3T02, 25.8% mayor a la de 2T02
- Pensiones Bancomer reportó utilidad neta de Ps. 53 millones en 3T02, 15.3% mayor a la de 2T02
- Casa de Bolsa Bancomer registró utilidad neta de Ps. 18 millones en 3T02, 12.0% por encima del trimestre anterior
- Bancomer Gestión reportó utilidad neta de Ps. 22 millones en 3T02

Utilidad Grupo (Ps. Millones)


4,843
4,770
1,415
1,470
1,628
1,431
1,711
9M01
9M02
3T01
4T01
1T02
2T02
3T02

UPA Grupo (Ps. con dilución)


0.52
0.52
0.15
0.16
0.18
0.15
0.18
9M01
9M02
3T01
4T01
1T02
2T02
3T02

ROAE Grupo (% Anualizado)


16.5
14.4
13.5
13.8
14.8
12.5
14.4
9M01
9M02
3T01
4T01
1T02
2T02
3T02

ROAA Grupo (% Anualizado)


1.5
1.5
1.3
1.4
1.5
1.3
1.6
9M01
9M02
3T01
4T01
1T02
2T02
3T02

Capitalización Negocio Bancario (%)
Capital Neto a Activos en Riesgo Crédito y Mercado


14.9
15.7
14.9
15.0
15.4
3T01
4T01
1T02
2T02
3T02

Todas las cifras están expresadas en pesos (Ps.) de septiembre de 2002, y todos los crecimientos están expresados en términos reales, excepto cuando se indique explícitamente.

Resumen de Resultados e Información Estadística Seleccionada

NOTA: Para facilitar el seguimiento comparativo del negocio recurrente, todo el análisis del Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias, así como del Negocio Bancario y Subsidiarias presentado en este documento se elaboró con base en los Estados de Resultados ajustados por los efectos de la operación de venta de la participación accionaria en Far-Ben en 2T02 presentados en las páginas 22 y 30, respectivamente.

Utilidad Neta Millones de Pesos	**9 Meses 2002**	**9 Meses 2001**	**3T 2002**	**2T 2002**	**3T 2001**
GRUPO FINANCIERO BBVA BANCOMER	**4,770**	**4,843**	**1,711**	**1,431**	**1,415**
Utilidad propia de la controladora	(129)	(143)	(43)	(45)	(47)
Negocio Bancario	4,501	4,626	1,603	1,352	1,348
Sector Seguros	331	280	135	108	81
Casa de Bolsa Bancomer	70	111	18	16	41
Bancomer Gestión	66	0	22	23	0
Interés minoritario y otros [1]	(69)	(31)	(24)	(23)	(7)

(1) Excluye interés minoritario de subsidiarias del negocio bancario, incluye interés minoritario de Seguros Bancomer y a partir de 2T02, incluye el resultado de Fianzas Probursa, para lo cual se reconstruyó 3T01.

Grupo Financiero BBVA Bancomer **Balance General** Millones de Pesos	**9 Meses 2002**	**9 Meses 2001**	**3T 2002**	**2T 2002**	**3T 2001**
Activo					
Disponibilidades	53,871	69,649	53,871	64,113	69,649
Inversiones en valores y operaciones con valores y derivados	77,078	48,566	77,078	73,001	48,566
Cartera total	243,203	265,150	243,203	252,327	265,150
Estimación preventiva para riesgos crediticios	(12,563)	(16,368)	(12,563)	(12,922)	(16,368)
Impuestos diferidos	24,177	26,576	24,177	24,679	26,576
Otros Activos	41,406	39,335	41,406	36,507	39,335
Total Activo	**427,172**	**432,908**	**427,172**	**437,705**	**432,908**
Pasivo					
Captación tradicional	317,669	320,357	317,669	320,713	320,357
Préstamos interbancarios y de otros organismos	40,206	46,055	40,206	48,150	46,055
Obligaciones Subordinadas	5,328	8,198	5,328	6,496	8,198
Otros pasivos	9,320	10,099	9,320	9,444	10,099
Total Pasivo	**372,523**	**384,709**	**372,523**	**384,803**	**384,709**
Total Capital Contable	**54,649**	**48,199**	**54,649**	**52,902**	**48,199**
Estado de Resultados					
Margen financiero ajustado	12,003	14,985	4,165	4,014	4,765
Comisiones netas	8,902	7,921	3,196	2,850	2,984
Resultado por intermediación	1,162	1,432	(68)	472	(310)
Ingresos totales de operación	22,067	24,338	7,293	7,336	7,439
Gastos de administración y promoción	(13,647)	(15,676)	(4,484)	(4,536)	(5,100)
Resultado de la operación	8,420	8,662	2,809	2,800	2,339
Resultado por operaciones continuas	5,170	5,031	1,792	1,674	1,496
Utilidad neta	**4,770**	**4,843**	**1,711**	**1,431**	**1,415**

Grupo Financiero BBVA Bancomer Información por Acción y Capitalización de Mercado	9 Meses 2002	9 Meses 2001	3T 2002	2T 2002	3T 2001
Utilidad Neta (Millones de Pesos)	**4,770**	**4,843**	**1,711**	**1,431**	**1,415**
Eficiencia (1)	57.0	61.3	56.3	57.3	64.5
Información por acción					
Utilidad neta (2)					
Primaria (3)	0.52	0.53	0.18	0.15	0.15
Con dilución total (3)	0.52	0.52	0.18	0.15	0.15
Valor en libros con dilución	5.29	4.64	5.29	5.12	4.64
Acciones totales en circulación (millones, fin de periodo)	9,277	9,225	9,277	9,277	9,225
Acciones totales con dilución (millones, fin de periodo)	9,277	9,276	9,277	9,277	9,276
Precio (Pesos nominales)	7.29	6.58	7.29	8.12	6.58
Capitalización de mercado (millones de Pesos nominales)	67,629	60,701	67,629	75,329	60,701
P/U	10.79	12.93	10.79	12.76	12.93
P/VL (4)	1.38	1.49	1.38	1.60	1.49
Información por ADR (USD) (5)					
Utilidad neta					
Primaria	1.08	1.14	0.37	0.32	0.33
Con dilución total	1.08	1.12	0.37	0.32	0.33
Valor en libros con dilución	10.35	9.76	10.35	10.29	9.76

(1) Gasto no financiero / ingresos totales, excluyendo provisiones. (2) Utilidad últimos doce meses.

(3) Con base en número de acciones promedio del periodo. (4) Múltiplo en valores nominales. (5) 20 acciones ordinarias serie "B" por cada ADR.

Negocio Bancario	9 Meses 2002	9 Meses 2001	3T 2002	2T 2002	3T 2001
Sucursales (1)	1,676	1,803	1,676	1,681	1,803
Cajeros Automáticos	3,721	3,706	3,721	3,732	3,706
Empleados	25,902	27,934	25,902	26,349	27,934
Razones de rentabilidad (%)					
Margen financiero neto (2)	5.1	5.6	5.5	5.1	5.5
Rentabilidad sobre activos promedio (ROAA) (2)	1.4	1.5	1.5	1.3	1.3
Rentabilidad sobre capital mayoritario promedio (ROAE) (2)	15.9	18.6	15.6	13.7	14.9
Eficiencia (3)	57.0	60.7	56.3	57.2	63.8
Indicadores de calidad de activos (%)					
Indice de cartera vencida neta, excluyendo Fobaproa	(0.6)	(0.5)	(0.6)	(0.6)	(0.5)
Indice de cartera vencida bruta, incluyendo Fobaproa	4.8	5.8	4.8	4.8	5.8
Indice de cartera vencida bruta, excluyendo Fobaproa	7.0	8.8	7.0	7.3	8.8
Cartera vencida neta a capital contable	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
Cobertura de reservas	108.5	105.6	108.5	107.6	105.6
Crecimiento real de la cartera vigente (4)	(2.8)	(8.2)	1.2	(1.0)	(1.7)
Razones de capitalización (%) (5)					
Capital básico	12.8	11.1	12.8	11.9	11.1
Capital total	15.4	14.9	15.4	15.0	14.9

(1) A partir de 1T02 se reporta únicamente el número de sucursales físicas. (2) Anualizado.

(3) Gasto no financiero / ingresos totales, excluyendo provisiones. (4) Excluyendo FOBAPROA. (5) Incluye riesgo crédito y riesgo mercado.

IPAB amortiza Pagaré Cremi-Oriente

El 30 de septiembre de 2002, el Instituto para la Protección del Ahorro Bancario (IPAB) amortizó en efectivo el monto principal del pagaré emitido por el Fondo Bancario de Protección al Ahorro (FOBAPROA) con vencimiento en septiembre de 2002 por Ps. 10,012 millones, correspondiente al pagaré derivado de la adquisición de operaciones pasivas provenientes de Banca Cremi, S.A. y Banco de Oriente, S.A. que realizó BBV-México en octubre de 1996.

Cambios en la Ley del Sistema de Ahorro para el Retiro

El 8 de octubre de 2002, el Senado aprobó una serie de modificaciones a la Ley del Sistema de Ahorro para el Retiro, entre las cuales destacan las siguientes:

- *Nuevos Usuarios:* Los trabajadores afiliados al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE), y de otras dependencias públicas y trabajadores independientes, podrán abrir una cuenta individual en una Afore. Las Afores actualmente cuentan con cerca de 28.0 millones de trabajadores afiliados, mientras que 24.2 millones de personas carecen de un sistema formal de ahorro para el retiro.
- *Ahorro Voluntario:* Los trabajadores afiliados al Instituto Mexicano del Seguro Social (IMSS), podrán abrir una subcuenta de aportaciones complementarias, además de la de aportaciones voluntarias, con el fin de aumentar su pensión al retiro. Adicionalmente, cualquier trabajador no afiliado al IMSS podrá tener una cuenta individual para aportaciones para el retiro y de aportaciones voluntarias que podrán disponerse antes del retiro. Cabe recordar que, de acuerdo a las disposiciones fiscales de diciembre de 2001 se contempla la deducción fiscal de aportaciones voluntarias a partir de enero de 2003 por un monto aproximado de Ps. 75,000.
- *Comisiones:* La Junta de Gobierno de la Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR) puede negar la aprobación de cambios en la estructura de comisiones que resulten excesivas o fuera de parámetros de mercado y podrá emitir recomendaciones sobre la estructura de comisiones actual. Adicionalmente, las cuentas de trabajadores que no elijan Afore se asignarán a las administradoras con comisiones más bajas. Cabe destacar que Bancomer es una de las Afores con comisiones más baratas en el mercado, según estudios de comisiones equivalentes realizados por la CONSAR.
- *Mayores Ventajas:* Los trabajadores afiliados al IMSS podrán solicitar el traspaso de sus aportaciones voluntarias para la obtención de un crédito con el Instituto del Fondo Nacional para la Vivienda de los Trabajadores (INFONAVIT).
- *Marco Regulatorio de Inversiones:* Se amplían las posibilidades de inversión al eliminar restricciones para incorporar valores de Municipios y empresas paraestatales. Se incorpora la posibilidad de adquirir valores extranjeros. La reglamentación de este cambio estará lista en 2003.

Los cambios aprobados a la regulación podrían convertirse en un importante catalizador del crecimiento futuro del sector, así como una fuente de mayores beneficios para los afiliados al sistema en términos de sus alternativas de ahorro para el retiro.

Bancomer y Fundes-México firman un convenio de apoyo a PYMES

En julio de 2002, Bancomer firmó con la Secretaría de Economía y la Fundación para el Desarrollo Sostenible en México (Fundes-México), un convenio a través del cual apoyará a 10 mil micro, pequeñas y medianas empresas (PYMES) en la adquisición de equipo de cómputo y electrónico.

En 2002, se otorgarán 4 mil créditos para la adquisición de equipo de cómputo a través de la red de 415 oficinas especializadas en el país. Se ofrecerá un Paquete Básico a pequeñas empresas y personas físicas con actividad empresarial que requieran de un solo equipo y un Paquete Extendido para PYMES que requieran de dos a cinco. El financiamiento se otorgará a 18 meses con tasa y pagos fijos y sin enganche. La entrega e instalación se realiza sin costo para la empresa.

Adicionalmente, Bancomer ofrecerá el Paquete Comercio, con el cual instalará sin costo en 6 mil PYMES equipo electrónico para procesar pagos con tarjeta de crédito y débito a través de Terminales Punto de Venta y otorgará una cuenta de cheques con seguro de protección a las ventas facturadas a través del sistema en caso de siniestro.

La vinculación de Bancomer con las PYMES es de suma importancia debido a que éstas representan 40% del PIB doméstico, empleando 66% de la fuerza laboral. Bancomer tiene la ventaja de poder atender a sus necesidades particulares a través de la red bancaria más extensa y especializada en este segmento.

Negocio Bancario: Estado de Resultados

La utilidad neta del Negocio Bancario se incrementó 18.6% en 3T02 comparado con 2T02 y 18.9% comparado con 3T01, para ubicarse en Ps. 1,603 millones. Este resultado favorable se debe principalmente a la combinación del incremento en ingresos por comisiones y tarifas y la reducción del gasto, así como a la recuperación que presentó el margen financiero durante el trimestre. Los rubros de comisiones y gasto continúan mostrando un desempeño positivo a lo largo de 2002, contribuyendo a la estabilización de los ingresos, aún ante un entorno de menores tasas de interés y de volatilidad en los mercados, creciendo 11.9% y disminuyendo 11.8%, respectivamente, en 9M02 comparado con 9M01.

Negocio Bancario: Estado de Resultados Millones de Pesos	**9 Meses 2002**	**9 Meses 2001**	**3T 2002**	**2T 2002**	**3T 2001**
Margen financiero	**13,879**	**16,001**	**4,835**	**4,592**	**5,156**
Estimación preventiva para riesgos crediticios	(1,887)	(1,210)	(671)	(580)	(462)
Margen financiero ajustado	**11,992**	**14,791**	**4,164**	**4,012**	**4,694**
Ingreso no financiero	**9,632**	**9,011**	**2,995**	**3,184**	**2,576**
Comisiones y tarifas neto	8,530	7,622	3,079	2,721	2,903
Resultado por intermediación	1,102	1,389	(84)	463	(327)
Ingresos totales de la operación	**21,624**	**23,802**	**7,159**	**7,196**	**7,270**
Gasto de administración y promoción	(13,396)	(15,184)	(4,412)	(4,445)	(4,935)
Resultado de la operación	**8,228**	**8,618**	**2,747**	**2,751**	**2,335**
Otros productos (gastos) neto	(218)	(738)	(22)	(83)	(110)
Resultado por posición monetaria neto (otros)	(471)	(399)	(128)	(161)	75
Resultado antes de ISR y PTU	**7,539**	**7,481**	**2,597**	**2,507**	**2,300**
ISR y PTU causado	(445)	(596)	(193)	(88)	(227)
ISR y PTU diferido	(1,872)	(2,072)	(596)	(666)	(575)
Resultado antes de subsidiarias, asoc. y afiliadas	**5,222**	**4,813**	**1,808**	**1,753**	**1,498**
Resultado de subsidiarias, asoc. y afiliadas	(319)	(3)	(122)	(158)	(72)
Resultado por operaciones continuas	**4,903**	**4,810**	**1,686**	**1,595**	**1,426**
Operaciones discontinuas, partidas extraordinarias y cambios contables (1)	(210)	0	0	(210)	0
Utilidad neta antes de interés minoritario	**4,693**	**4,810**	**1,686**	**1,385**	**1,426**
Interés minoritario	(192)	(184)	(83)	(33)	(78)
Utilidad neta	**4,501**	**4,626**	**1,603**	**1,352**	**1,348**

(1) Para efectos de comparabilidad, el presente Estado de Resultados considera los efectos de la venta de Far-Ben realizada en 2T02 como partida extraordinaria (ver Estados Financieros en Apéndice).

Margen Financiero

El margen financiero neto se ubicó en 5.5% en 3T02, lo que representa un incremento de 40 puntos base con respecto al trimestre anterior. El buen comportamiento de margen financiero durante el trimestre se explica por varios factores, entre los que destacan: la creciente contribución al ingreso financiero neto derivada del crecimiento de la cartera de crédito al consumo; la mejora continua en la gestión de precios de captación y en la estructura de fondeo; la disminución del saldo de activos promedio con rendimiento derivada de la amortización del pagaré Cremi-Oriente el pasado 30 de septiembre; el positivo resultado del negocio de reportos, consecuencia del incremento en la pendiente de la curva de rendimiento en el trimestre; y finalmente, al incremento de 40 puntos base en la tasa interbancaria promedio (TIIE a 28 días) en el mismo período.

Adicionalmente, es importante destacar el hecho de que, conforme han ido descendiendo las tasas de interés, se ha incrementado la razón de margen financiero como porcentaje de la TIIE. Esto es, en 3T01, el margen financiero neto equivalía a 52.9% de la tasa, mientras que, en 2T02 representaba 67.1% y, en 3T02, ésta proporción se incrementó a 67.9%.

El comportamiento del margen ha mejorado gradualmente a lo largo del año, pasando de 4.9% en los primeros tres meses, a 5.0% en los primeros seis meses y 5.1% en los primeros nueve meses de 2002.


10.4
5.5
7.7
5.1
8.1
5.5
3T01
2T02
3T02
TIIE Promedio 28 días
Margen Financiero Neto

Negocio Bancario: Margen Financiero Millones de Pesos	**9 Meses 2002**	**9 Meses 2001**	**3T 2002**	**2T 2002**	**3T 2001**
Ingreso financiero neto por crédito y captación	**12,269**	**14,271**	**4,275**	**4,003**	**4,611**
Ingreso financiero por crédito y valores	23,125	36,919	7,810	7,508	10,149
Gasto financiero por captación y fondeo	(10,856)	(22,648)	(3,535)	(3,505)	(5,538)
Comisiones Netas	**276**	**333**	**86**	**81**	**74**
Comisiones cobradas	276	333	86	81	74
Comisiones pagadas	0	0	0	0	0
Ingreso financiero neto por reportos	**659**	**351**	**284**	**252**	**255**
Ingreso financiero por reportos	11,645	11,262	4,021	3,632	3,128
Gasto financiero por reportos	(10,986)	(10,911)	(3,737)	(3,380)	(2,873)
Ingreso financiero antes de repomo	**13,204**	**14,955**	**4,645**	**4,336**	**4,940**
Resultado por posición monetaria	**675**	**1,0461**	**90**	**256**	**216**
Ingreso financiero neto	**13,879**	**16,001**	**4,835**	**4,592**	**5,156**
Margen financiero neto (%) (1)	**5.1%**	**5.6%**	**5.5%**	**5.1%**	**5.5%**
Promedio de activos con rendimiento (2)	360,618	381,236	354,448	361,202	376,671

(1) Anualizado. (2) Incluye el balance de nota de FOBAPROA.

Ingreso no Financiero

El ingreso no financiero del Negocio Bancario alcanzó Ps. 2,995 millones en 3T02, 16.3% más que en 3T01, principalmente generado por un incremento de 6.1% en comisiones y tarifas y de 70.7% en compraventa de divisas en el mismo período. No obstante, el repunte en las tasas de interés al cierre del trimestre generó una minusvalía en las posiciones del portafolio de intermediación.

De manera acumulada al cierre de septiembre de 2002, el ingreso no financiero fue de Ps. 9,632 millones, 6.9% mayor al mismo período de 2001.

Comisiones y Tarifas

El ingreso por comisiones y tarifas del Negocio Bancario alcanzó Ps. 3,079 millones en 3T02, monto 13.2% mayor al trimestre anterior y 6.1% mayor a 3T01, principalmente debido al crecimiento de 25.0% en tarjetas de crédito y cajeros, 8.0% en transferencias y remesas, 7.0% en seguros y 5.7% en manejo de cuentas, de 3T01 a 3T02.

De manera acumulada a septiembre de 2002, cabe destacar el incremento en comisiones y tarifas de 11.9%, con crecimientos de 26.0% en tarjeta de crédito y cajeros, 22.4% en transferencias y remesas, 11.2% en manejo de cuentas y 11.1% en seguros.

El ingreso por comisiones y tarifas de 3T02 representa 69.8% del gasto de operación del período, comparado con 61.2% de 2T02 y 58.8% en 3T01, reiterando la importancia que ha cobrado este rubro como un elemento de estabilidad en los ingresos del Negocio Bancario. En forma acumulada a septiembre de 2002, el ingreso por comisiones y tarifas representó 63.7% del gasto de operación contra 50.2% el año anterior.

Intermediación

El resultado del negocio de intermediación fue una pérdida de Ps. 84 millones en 3T02. Este resultado refleja una ganancia de Ps. 227 millones en compraventa de divisas (70.7% mayor a 3T01) y, por otra parte, el efecto de la valuación de mercado en posiciones de renta fija, que generó una pérdida por Ps. 310 millones debido al alza de las tasas de interés en las últimas dos semanas del trimestre.

Negocio Bancario: Ingreso No Financiero Millones de Pesos	**9 Meses 2002**	**9 Meses 2001**	**3T 2002**	**2T 2002**	**3T 2001**
Ingreso no financiero	**9,632**	**9,011**	**2,995**	**3,184**	**2,576**
Comisiones y tarifas neto	**8,530**	**7,622**	**3,079**	**2,721**	**2,903**
Manejo de cuentas	1,701	1,530	593	579	561
Transferencias y remesas	1,235	1,009	460	438	426
Tarjeta de crédito y cajeros	2,186	1,735	765	748	612
Administración de sociedades de inversión	787	822	264	276	288
Administración de fondos de pensiones y SAR	2,001	1,953	797	460	772
Seguros	351	316	122	116	114
Otros	269	257	78	104	130
Resultado por intermediación	**1,102**	**1,389**	**(83)**	**463**	**(327)**
Compraventa de divisas (1)	726	565	227	273	133
Otros resultados de intermediación	376	824	(310)	190	(460)

(1) A partir de 2T02 se presenta desglosado el negocio de intermediación de divisas con el propósito de mostrar su recurrencia.
Los datos de 3T01 fueron reconstruídos con ese mismo criterio

Gasto de Administración y Promoción

Por noveno trimestre consecutivo, el gasto de administración y promoción del Negocio Bancario continuó su tendencia descendente, ubicándose en Ps. 4,412 millones en 3T02, cifra 0.7% menor a la de 2T02 y 10.6% menor a la de 3T01.

El gasto gestionable (salarios y prestaciones y gastos de administración y operación) se redujo 0.8% en 3T02 comparado con 2T02, y fue de Ps. 3,303 millones.

Esta evolución favorable en la gestión de gastos se refleja también en la reducción de 11.8% en dicho rubro lograda en los primeros nueve meses de 2002 comparado con 9M01, resaltando la gestión del gasto de administración y operación y de salarios y prestaciones, que se lograron reducir 17.2% y 3.4%, respectivamente, en el mismo período. Los rubros que destacan por sus niveles de reducción son los de salarios a empleados y funcionarios, prestaciones, honorarios, comunicaciones y papelería.

Negocio Bancario: Gasto de Administración y Promoción Millones de Pesos	**9 Meses 2002**	**9 Meses 2001**	**3T 2002**	**2T 2002**	**3T 2001**
Gasto no financiero	**13,396**	**15,184**	**4,412**	**4,445**	**4,935**
Salarios y prestaciones	6,0256,2	39	1,941	2,033	2,064
Gastos de administración y operación	3,9854,8	13	1,362	1,298	1,460
Rentas, depreciación y amortización	1,7002,1	13	551	566	720
IVA e Impuestos diferentes a ISR y PTU	670	946	213	222	331
Cuota por costo de captación (IPAB)	1,0161,0	73	345	326	360

Análisis del Ingreso y el Gasto Recurrente

Los rubros gestionables del Negocio Bancario (margen financiero, ingreso por comisiones y tarifas y gasto) continúan contribuyendo a estabilizar los niveles de rentabilidad.

El margen financiero anualizado representó 4.53% de los activos totales medios en 3T02 y contribuyó 61.1% de los ingresos totales, comparado con 4.93% y 64.0%, respectivamente, en 3T01. La razón principal de la menor contribución del margen financiero al ingreso total es la disminución de 230 puntos base en la tasa de interés interbancaria promedio (TIIE 28 días) en el mismo período.

Sin embargo, en 3T02, el porcentaje anualizado de ingreso por comisiones y tarifas a activos totales promedio representa 10 puntos base más que en 3T01. En el trimestre, las comisiones y tarifas contribuyeron el 38.9% de los ingresos totales, comparado con 36.0% en el mismo período del año anterior.

Además, el gasto total anualizado continúa mostrando un desempeño favorable, ya que éste se ha reducido de 4.72% de los activos totales medios en 3T01, a 4.13% en 3T02.

Así, el diferencial entre ingresos y gastos como porcentaje de los activos medios creció de 2.99% en 3T01 a 3.28% en 3T02. De forma acumulada, se confirma la misma tendencia, ya que este diferencial crece 15 puntos base de 2.65% en 9M01 a 2.80% en 9M02.

Este esfuerzo de gestión también se ve materializado en el índice de eficiencia, que cayó 90 puntos base de 2T02 a 3T02 y 7.5 puntos porcentuales de 3T01 a 3T02. Asimismo, de forma acumulada, el índice de eficiencia se ubicó en 57.6% en 9M02 comparado con 60.7% en 9M01.

Negocio Bancario: Análisis del Ingreso y el Gasto Recurrente Millones de Pesos	**9 Meses 2002**	**9 Meses 2001**	**3T 2002**	**2T 2002**	**3T 2001**
Ingreso financiero neto	13,879	16,001	4,835	4,592	5,156
Ingreso por comisiones y tarifas	8,530	7,622	3,079	2,721	2,903
Ingresos totales	22,409	23,623	7,914	7,313	8,059
Gastos totales	13,396	15,184	4,412	4,445	4,935
Activos Totales Medios	**428,725**	**425,134**	**426,924**	**426,764**	**418,344**
Ingreso financiero neto	4.32%	5.02%	4.53%	4.30%	4.93%
Ingreso por comisiones y tarifas	2.65%	2.39%	2.88%	2.55%	2.78%
Ingresos totales (A)	6.97%	7.41%	7.41%	6.85%	7.71%
Gastos totales (B)	4.17%	4.76%	4.13%	4.17%	4.72%
Diferencial (A-B)	**2.80%**	**2.65%**	**3.28%**	**2.68%**	**2.99%**
Eficiencia (incluye ingresos por intermediación)	**57.0%**	**60.7%**	**56.3%**	**57.2%**	**63.8%**

Negocio Bancario: Balance General

Disponibilidades

El saldo de disponibilidades del Negocio Bancario al cierre de 3T02 fue de Ps. 53,771 millones, lo que implicó una reducción de Ps. 10,253 millones contra el cierre de 2T02. Este cambio se explica principalmente por el incremento temporal en la posición de liquidación de compraventa de divisas que quedó registrada en el rubro de "Otras cuentas por cobrar" al cierre del mes de septiembre, así como al incremento en la posición de títulos para negociar. El saldo de "Disponibilidades" ya incluye el impacto del nuevo depósito regulatorio de Banco de México, cuyo saldo asciende a Ps. 28,874 millones a septiembre de 2002, comparado con Ps. 20,735 en junio de 2002. El remanente para alcanzar Ps. 36,093 millones se constituyó la primera semana de octubre.

Cartera Vigente

Por segundo trimestre consecutivo, la cartera de crédito vigente al sector privado (comercial, consumo y vivienda) mostró un comportamiento positivo en 3T02, creciendo 2.1% comparado con 2T02. Por esto, la ponderación de la cartera de préstamos al sector privado en la cartera total pasó de 82.3% en 2T02 a 83.1% en 3T02. En los últimos doce meses, la cartera de crédito al sector privado ha incrementado Ps. 663 millones. Por su parte, la cartera de crédito total muestra un desempeño favorable, con un incremento de 1.2% en 3T02 comparado con 2T02, incluso al incorporar préstamos a entidades gubernamentales que cayeron 3.3% en el mismo período.

La cartera de consumo creció Ps. 1,904 millones, equivalente a 11.2%, de 2T02 a 3T02 debido al continuo desempeño favorable de los segmentos de préstamos personales (Creditón Nómina), de auto y tarjetas de crédito. Asimismo, dicha cartera mostró crecimiento de Ps. 5,254 millones, equivalente a 38.3% en los últimos doce meses, con lo que este rubro continúa siendo un importante catalizador en términos de crecimiento de los ingresos financieros.

Por su parte, la cartera comercial total creció 3.1% en 3T02 comparado con 2T02. Destaca el crecimiento en la cartera de pesos, ya que ésta creció 5.0% en el mismo período y 9.3% en el último año. Por su parte, la cartera de crédito en dólares observó una reducción marginal de 0.7% de 2T02 a 3T02 y de 9.9% de 3T01 a 3T02, relacionado con el efecto de la migración de crédito de dólares a pesos que se ha dado en todo el sistema.

Adicionalmente, en 3T02, Bancomer participó en operaciones de banca de inversión por un total de Ps. 3,700 millones y USD 1,322 millones. A septiembre de 2002, Bancomer se consolidó como intermediario colocador líder en emisiones de bonos domésticos con 22.2% de participación de mercado en colocación de bonos corporativos, destacando que esta actividad es una fuente importante de generación de ingresos por comisiones.

Negocio Bancario: Cartera Vigente[1] Millones de Pesos		Comercial	Entidades Financieras	Consumo	Vivienda	Crédito al Sector Privado	Entidades Gubernam.	Total
3T02	Pesos	33,991	0	18,972	10,563	63,526	9,311	72,837
	USD	33,329	0	0	0	33,329	4,760	38,089
	UDIS	1,389	0	0	29,992	31,381	11,948	43,329
	Total	**68,709**	**0**	**18,972**	**40,555**	**128,236**	**26,019**	**154,255**
2T02	Pesos	32,365	0	17,068	11,123	60,556	8,834	69,390
	USD	32,679	0	0	0	32,679	5,997	38,676
	UDIS	1,629	0	0	30,690	32,319	12,086	44,405
	Total	**66,673**	**0**	**17,068**	**41,813**	**125,554**	**26,917**	**152,471**
3T01	Pesos	31,100	0	13,718	11,262	56,080	15,626	71,706
	USD	34,377	0	0	0	34,377	4,126	38,503
	UDIS	2,801	0	0	34,315	37,116	12,474	49,590
	Total	**68,278**	**0**	**13,718**	**45,577**	**127,573**	**32,226**	**159,799**

(1) Excluye Fobaproa

Fobaproa

El saldo de los pagarés Fobaproa/IPAB del Negocio Bancario, neto de depósitos en cuenta de cheques, ascendió a Ps. 104,677 millones al cierre de septiembre de 2002. Neto de reservas de Ps. 27,311 millones, el saldo total fue de Ps. 77,366 millones a la misma fecha. Cabe destacar que el 30 de septiembre pasado llegó a su fecha de vencimiento el pagaré Cremi-Oriente cuyo monto principal por Ps. 10,012 millones fue amortizado en efectivo por el IPAB en esa fecha *(ver Asuntos Relevantes, pg. 5).*

Negocio Bancario: Pagarés Fobaproa/IPAB Millones de Pesos a septiembre 2002	Pagarés con Pérdida Compartida	Pagarés sin Pérdida Compartida	Total
Saldo de pagarés bruto	90,195	30,930	**121,125**
Depósitos en cuentas de cheques	(15,418)	(1,030)	**(16,448)**
Saldo de pagarés neto de depósitos	**74,777**	**29,900**	**104,677**
Reservas	(27,311)	0	**(27,311)**
Saldo de pagarés neto de reservas	**47,466**	**29,900**	**77,366**

Tomando en cuenta solamente los pagarés de Fobaproa con contingencias de pérdida compartida ("loss-sharing") o esquema de incentivos, el saldo a septiembre ascendió a Ps. 74,777 millones, neto de depósitos en cuenta de cheques. Neto de reservas, este saldo fue de Ps. 47,466 millones a la misma fecha. Las recuperaciones (incluyendo bienes adjudicados) representaban el 21.2% de la nota bruta a septiembre de 2002.

Negocio Bancario: Pagarés Fobaproa con pérdida compartida Millones de Pesos a septiembre 2002	Saldo			Recuperación sobre saldo bruto		
	Comercial	Hipotecario	Total	Comercial	Hipotecario	Total
Saldo de pagarés bruto	67,489	22,706	**90,195**			
Depósitos en cuenta de cheques	(11,116)	(4,302)	**(15,418)**	16.5%	18.9%	17.1%
Saldo de pagarés neto de depósitos	**56,373**	**18,404**	**74,777**			
Reservas	(22,710)	(4,601)	**(27,311)**			
Saldo neto	**33,663**	**13,803**	**47,466**			
Base recuperable						
Bienes adjudicados	3,476	197	**3,673**	5.2%	0.9%	4.1%
Préstamos originadores	6,592	9,444	**16,036**			
Intereses acumulados	7,103	4,372	**11,475**			
Total	**17,171**	**14,013**	**31,184**	21.7%	19.8%	21.2%

La contingencia máxima derivada de los contratos con Fobaproa al cierre de septiembre ascendía a Ps. 27,311 millones, incluyendo Ps. 8,605 millones por el concepto del esquema de incentivos. Esta contingencia se encontraba reservada al 100% a septiembre de 2002, bajo un supuesto de recuperación de 0%. Hacia futuro, las recuperaciones derivadas de esta cartera serían una fuente de ingresos para el Negocio Bancario. En un escenario de recuperación de 20% de la base recuperable, el Negocio Bancario registraría ingresos por Ps. 1,630 millones.

Recuperaciones (Millones de Pesos)				
Como % de Base Recuperable	**0.00%**	**20.00%**	**40.00%**	**60.00%**
Como % de la Nota Fobaproa	**0.00%**	**8.34%**	**16.68%**	**25.02%**
Saldo neto de depósitos	74,777	74,777	74,777	74,777
Recuperación adicional	0	(6,237)	(12,474)	(18,710)
Saldo neto	**74,777**	**68,540**	**62,303**	**56,067**
Pérdida compartida (25% del saldo de la nota, neto de depósitos) (1)	18,706	17,149	15,590	14,031
Esquema de incentivos	8,605	8,532	8,029	7,473
Contingencia total	**27,311**	**25,681**	**23,619**	**21,504**
Reservas actuales	(27,311)	(27,311)	(27,311)	(27,311)
Contingencia adicional máxima	**0**	**(1,630)**	**(3,692)**	**(5,807)**

(1) En el caso de una nota por Ps. 279 millones, la pérdida compartida es al 30%.

Calidad de Activos

Calificación Crediticia

Al cierre de 3T02, la cartera con riesgo A y B representaba el 94.6% del total, comparado con 93.0% al cierre de 3T01. El requerimiento de reservas por calificación regulatoria ascendió a Ps. 12,559 millones al 3T02, que incluye la cobertura al 100% de los intereses vencidos y las quitas y castigos efectuados después del proceso de calificación de cartera.

Negocio Bancario: Calificación de la Cartera de Crédito
Millones de Pesos

Nivel Riesgo	Importe	%	Reserva	%
A	261,410	88.0%	956	7.5%
B	19,554	6.6%	2,507	19.7%
C	9,005	3.0%	3,400	26.8%
D	5,069	1.7%	3,625	28.6%
E	1,981	0.7%	2,214	17.4%
TOTAL	**297,019**	**100.0%**	**12,701**	**100.0%**
Menos:				
Quitas y castigos de crédito			142	
Total requerido	**297,019**		**12,559**	

La calificación de la cartera comercial se aplica al saldo del mes de septiembre y la calificación de la cartera hipotecaria y de consumo es al mes de agosto. Incluye saldo bruto de pagarés Fobaproa/IPAB.

Cartera Vencida

La cartera vencida del Negocio Bancario se redujo 3.5% durante 3T02 comparado con 2T02 y 25.2% de manera acumulada durante los últimos 12 meses, para ubicarse en Ps. 11,582 millones al cierre de septiembre de 2002. Al cierre de 3T02, el índice de cartera vencida del Negocio Bancario fue de 4.8%, que compara con 5.8% en septiembre de 2001.

Negocio Bancario: Cartera Vencida Millones de Pesos		Comercial	Entidades Financieras	Consumo	Vivienda	Entidades Gubernam.	Total
3T02	Pesos	2,115	0	953	2,154	0	5,222
	USD	2,162	0	0	0	0	2,162
	UDIS	698	0	0	3,500	0	4,198
	Total	**4,975**	**0**	**953**	**5,654**	**0**	**11,582**
2T02	Pesos	1,736	0	998	2,069	0	4,803
	USD	2,589	0	0	0	0	2,589
	UDIS	664	0	0	3,952	0	4,616
	Total	**4,989**	**0**	**998**	**6,021**	**0**	**12,008**
3T01	Pesos	2,863	0	965	3,913	0	7,741
	USD	3,510	0	0	0	0	3,510
	UDIS	825	0	0	3,407	0	4,232
	Total	**7,199**	**0**	**965**	**7,320**	**0**	**15,483**

Estimación Preventiva para Riesgos Crediticios

Durante 3T02 se crearon Ps. 671 millones de provisiones de crédito a través del estado de resultados, equivalente a 0.4% de la cartera de crédito promedio del trimestre. En términos anualizados por los primeros nueve meses de 2002, las provisiones de crédito han sido equivalentes a 1.6% de la cartera vigente. Con la creación de este monto de reservas, el índice de cobertura de cartera vencida se ubicó en 108.5%, al cierre de septiembre de 2002.

Negocio Bancario: Estim. Prev. para Riesgos Crediticios Millones de Pesos	9 Meses 2002	9 Meses 2001	3T 2002	2T 2002	3T 2001
Provisión castigos de crédito (fin de período)	**12,563**	**16,343**	**12,563**	**12,922**	**16,343**
% cartera bruta de fin de período[1]	**7.6**	**9.3**	**7.6**	**7.9**	**9.3**
% cartera vencida bruta fin de período	**108.5**	**105.6**	**108.5**	**107.6**	**105.6**
Aplicaciones a Reservas	**(4,275)**	**(11,477)**	**(1,089)**	**(1,661)**	**(1,117)**
Estimación preventiva para riesgos crediticios					
Saldo a inicio de trimestre	**14,703**	**25,172**	**12,922**	**13,808**	**16,882**
Más:					
Cargo por resultados por trimestre	1,887	1,210	671	580	462
Recuperación de Castigos	122	107	33	31	28
Otros[2]	0	1,772	0	0	0
	2,009	3,089	704	611	490
Menos:					
Castigos cartera consumo	(394)	(232)	(228)	(64)	(158)
Castigos cartera comercial	(1,359)	(8,852)	(155)	(887)	(228)
Castigos cartera hipotecaria	(1,465)	(1,329)	(347)	(379)	(365)
Subtotal castigos cartera	(3,218)	(10,413)	(730)	(1,329)	(751)
Aplicaciones cartera vigente comercial (Punto Final)	(16)	(45)	(5)	(3)	(12)
Aplicaciones cartera vigente hipotecaria (Punto Final)	(1,041)	(1,019)	(354)	(329)	(355)
Subtotal aplicaciones cartera vigente	(1,057)	(1,064)	(359)	(332)	(367)
Utilidad / Pérdida monetaria	126	(441)	26	164	88
	(4,149)	**(11,918)**	**(1,063)**	**(1,497)**	**(1,029)**
Saldo a fin de trimestre	**12,563**	**16,343**	**12,563**	**12,922**	**16,343**

(1) Excluye Fobaproa/IPAB.
(2) Incluye reinstalación de reservas del programa de rentas realizada en 1T01 por Ps. 1,561 millones.

El costo de los programas de apoyo a deudores para el Negocio Bancario en 3T02 fue de Ps. 359 millones. El saldo de la cartera hipotecaria sujeta a los beneficios de este programa al 30 de septiembre de 2002 fue de Ps. 27,442 millones, mientras que el de la cartera comercial fue de Ps. 651 millones.

Impuestos Diferidos

Durante 3T02, el saldo de impuesto diferido neto del balance del Negocio Bancario disminuyó en Ps. 504 millones, por lo que al cierre de septiembre de 2002 éste fue de Ps. 23,956 millones, compuesto por un activo de Ps. 25,166 millones y un pasivo por Ps. 1,210 millones.

A septiembre de 2002, 52.0% de los impuestos diferidos activos proviene de reservas de crédito, 40.5% proviene de pérdidas fiscales de ejercicios anteriores, 1.5% proviene de pérdidas fiscales en venta de acciones y 6.0% de otros conceptos diversos.

El saldo de impuestos diferidos se ha reducido en Ps. 2,328 millones en los últimos doce meses.

Captación

La captación total del Negocio Bancario creció 1.8% ó Ps. 6,645 millones en 3T02 comparado con 3T01. En términos de pesos, el crecimiento en la captación ha sido de 3.2%. Este crecimiento es en parte atribuible al incremento de 6.1% en el saldo de cheques y ahorro, en donde el Libretón ha tenido un éxito rotundo, alcanzando una participación de mercado en agosto de 2002 de 46.7%. Con esto, la mezcla de fondeo continúa mejorando, ya que los depósitos a la vista como porcentaje de la captación tradicional crecieron de 40.2% en 3T01 a 43.0% en 3T02.

Por su parte, la captación por sociedades de inversión ha incrementado 17.7% en los últimos doce meses. No obstante, este rubro cayó 5.8% de 2T02 a 3T02 como respuesta de los inversionistas al incremento en tasas de interés en el período.

	Negocio Bancario: Captación y Rec. Tot. Millones de Pesos	Cheques y Ahorro	Plazo/Red	Bonos Bancarios	Soc. Inversión Deuda	Captación Red	Plazo / Tesorería	Captación Total
3T02	Pesos	108,639	141,617	0	57,757	308,013	29,759	337,772
	USD	28,583	6,613	0	0	35,196	3,178	38,374
	UDIS	0	7	0	0	7	437	444
	Total	**137,223**	**148,237**	**0**	**57,757**	**343,216**	**33,374**	**376,590**
2T02	Pesos	112,037	147,707	0	61,293	321,037	27,376	348,413
	USD	25,940	5,848	0	0	31,788	2,681	34,469
	UDIS	0	7	0	0	7	317	324
	Total	**137,976**	**153,562**	**0**	**61,293**	**352,831**	**30,374**	**383,206**
3T01	Pesos	102,431	146,294	1,268	49,051	299,044	28,203	327,247
	USD	26,544	11,808	0	0	38,352	3,459	41,811
	UDIS	0	241	0	0	241	646	887
	Total	**128,975**	**158,343**	**1,268**	**49,051**	**337,637**	**32,308**	**369,945**

Deuda

En 3T02 la deuda de corto plazo se redujo Ps. 7,250 millones ó 24.4% comparado con 2T02, mientras que la deuda de largo plazo se redujo Ps. 1,862 millones, lo que representa una disminución equivalente a 7.5%. La disminución en la deuda de corto plazo se debe a la liquidez consecuente del pago en efectivo del pagaré Cremi-Oriente por Ps. 10,012 millones. Por su parte, la reducción en el saldo de obligaciones subordinadas es resultado de la amortización de una emisión de obligaciones subordinadas por USD 99 millones.

	Negocio Bancario: Deuda Millones de Pesos	Exigibilidad Inmediata	Créditos Corto Plazo	Deuda Corto Plazo	Créditos Largo Plazo	Obligaciones Subordinadas	Deuda Largo Plazo	Deuda Total
3T02	Pesos	0	19,215	19,215	7,947	2,617	10,564	29,779
	USD	0	3,262	3,262	9,782	2,711	12,493	15,755
	UDIS	0	0	0	0	0	0	0
	Total	**0**	**22,477**	**22,477**	**17,729**	**5,328**	**23,057**	**45,534**
2T02	Pesos	3	25,707	25,710	8,273	2,695	10,968	36,678
	USD	0	4,017	4,017	10,150	3,801	13,951	17,968
	UDIS	0	0	0	0	0	0	0
	Total	**3**	**29,724**	**29,727**	**18,423**	**6,496**	**24,919**	**54,646**
3T01	Pesos	1,680	14,877	16,557	9,851	2,926	12,777	29,334
	USD	1,548	5,187	6,735	12,912	3,948	16,861	23,595
	UDIS	0	0	0	0	1,323	1,323	1,323
	Total	**3,228**	**20,064**	**23,292**	**22,763**	**8,198**	**30,961**	**54,252**

Capitalización

A septiembre de 2002, el índice total de capitalización estimado del Negocio Bancario, incluyendo riesgo de mercado, era de 15.4% con un índice de capital básico de 12.8%, comparado con 15.0% y 11.9% (bajo reglas del año 2002),

respectivamente, al mes de junio de 2002 (*para más detalle sobre los índices de capitalización de Bancomer y Bancomer Servicios ver Notas Condensadas, pg. 34).*

Al aplicar, proforma, las reglas de capitalización vigentes a partir del año 2003, el índice total de capitalización estimado del Negocio Bancario a septiembre de 2002 sería 12.8%, incluyendo riesgo de mercado, con índice de capital básico de 9.7%.

Negocio Bancario: Capitalización Millones de Pesos	**Septiembre 2002**		**Junio 2002**		**Septiembre 2001**	
Capital básico		31,902		29,322		27,225
Capital complementario		6,496		7,651		9,268
Capital Neto		**38,398**		**36,972**		**36,493**
	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.
% de Activos en Riesgo						
Capital básico	16.92%	12.80%	15.51%	11.91%	13.50%	11.14%
Capital complementario	3.45%	2.61%	4.05%	3.11%	4.60%	3.79%
Capital Neto	**20.37%**	**15.41%**	**19.55%**	**15.02%**	**18.10%**	**14.93%**
Activos en Riesgo	188,499	249,223	189,090	246,182	201,641	244,465

Negocios No Bancarios

Durante 3T02, los negocios no bancarios confirmaron su importante contribución a los resultados del Grupo, al aportar 26.0% de la utilidad neta de GFBB en el trimestre.

Afore Bancomer

Afore Bancomer registró utilidad neta en 3T02 de Ps. 337 millones, 8.5% superior a la de 3T01. El capital contable al cierre de septiembre de 2002 alcanzó Ps. 1,749 millones.

Siefore Bancomer contaba con activos en administración por Ps. 63,827 millones al 31 de agosto de 2002, lo que implica un crecimiento de 24.5% comparado con el año anterior, que equivale a un 21.6% de participación de mercado. Al cierre de septiembre de 2002, Afore Bancomer alcanzó 4.2 millones de afiliados, que representan el 14.8% del sistema.

Seguros Bancomer

Seguros Bancomer registró utilidad neta de Ps. 79 millones en 3T02, 25.8% mayor a la del trimestre anterior. El capital contable al 30 de septiembre de 2002 fue de Ps. 869 millones. De manera acumulada a septiembre de 2002, el total de primas emitidas a través de la red bancaria ascendió a Ps. 1,423 millones, un incremento de 17.8% comparado con el mismo período del año anterior. La compañía mantiene el liderazgo en el mercado de bancaseguros, con una participación por primas emitidas de 39.0% a junio de 2002.

Pensiones Bancomer

Pensiones Bancomer reportó utilidad neta de Ps. 53 millones en 3T02, 15.3% mayor a la de 2T02. El capital contable al 30 de septiembre de 2002 fue de Ps. 451 millones. La compañía tiene Ps. 11,860 millones en reservas al mes de septiembre de 2002, equivalente a una participación de mercado de 21.1%

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reportó utilidad neta de Ps. 18 millones en 3T02, 12.0% mayor a la del trimestre anterior. El capital contable al 30 de septiembre de 2002 alcanzó Ps. 842 millones.

Bancomer Transfer Services

Bancomer Transfer Services obtuvo una utilidad neta de Ps. 39 millones en 3T02, 23.0% mayor que en el trimestre anterior. El número de transacciones de Bancomer Transfer Services, ascendió a 3.5 millones en 3T02, 23.8% más que en 3T01. Los fondos transferidos en el trimestre alcanzaron USD 1,349 millones, 26.0% más que en 3T01.

Bancomer Gestión

Bancomer Gestión reportó una utilidad de Ps. 22 millones en 3T02 y cuenta con activos en administración por Ps. 61,056 millones y el primer lugar en fondos de inversión de renta fija con 22.6% de participación de mercado a septiembre de 2002.

Apéndice

La tenencia accionaria de GFBB en sus subsidiarias se detalla en la siguiente tabla:

	3T 2002	2T 2002	3T 2001
Bancomer	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%
Seguros BBV Probursa	0.00%	0.00%	99.99%
Pensiones Bancomer	99.99%	99.99%	99.99%
Preventis	75.01%	0.00%	0.00%
Factoraje Probursa (1)	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%
Crédito Familiar	0.00%	0.00%	51.00%
GFB Servicios	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	0.00%

(1) En proceso de liquidación.

Todas las cifras incluidas en este reporte están actualizadas a pesos (Ps.) de septiembre de 2002. Todos los crecimientos incluidos en este reporte son crecimientos en términos reales. Las cifras fueron convertidas de pesos nominales utilizando los siguientes factores de ajuste inflacionario de la UDI:

	3T 2002	2T 2002	3T 2001
Fin de periodo	3.1667	3.1288	3.0126
Factor de ajuste inflacionario	1.0000	1.0121	1.0512

Las conversiones de pesos nominales a dólares pueden obtenerse utilizando los siguientes tipos de cambio:

	9 Meses 2002	9 Meses 2001	3T 2002	2T 2002	3T 2001
Fin de periodo	10.2299	9.5098	10.2299	9.9568	9.5098
Promedio	9.5783	9.3597	9.9756	9.6617	9.2835

Ciertas cantidades y porcentajes incluidos en este documento han sido objeto de ajustes por redondeo. Consecuentemente, las cifras presentadas en diferentes tablas pueden variar ligeramente y es posible que las cifras que aparezcan como totales en ciertas tablas no sean una suma aritmética de las cifras que les preceden.

Los estados financieros incluidos en este reporte consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo financiero que son susceptibles de consolidarse, se formulan de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comisión Nacional Bancaria y de Valores (CNBV) con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente con los últimos estados financieros anuales, encontrándose reflejadas las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Siguiendo las reglas de la circular 1489 de la CNBV, los estados financieros de Grupo Financiero BBVA Bancomer han sido preparados en forma consolidada. Las compañías consolidadas incluyen: Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos y Bancomer Gestión.

Los estados financieros del Negocio Bancario han sido preparados, de conformidad con la circular 1488, también en base consolidada. Las subsidiarias consolidadas incluyen, entre otras: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Mano de

Obra para Construcción, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer, Inmobiliaria Corbema, BBV Derivados México, Nueva Inmobiliaria y Opción Volcán.

La información financiera contenida en este reporte está basada en estados financieros no auditados de GFBB y cada una de sus subsidiarias y ha sido preparada de acuerdo con las reglas y principios contables establecidos por las autoridades regulatorias mexicanas.

De acuerdo con lo establecido en las disposiciones transitorias de la Circular 1488 de la CNBV, durante 2002 se considera como cartera vencida el saldo insoluto de la cartera hipotecaria que presente incumplimientos con antigüedad mayor a 150 días.

El 14 de mayo de 2002, la Secretaría de Hacienda y Crédito Público publicó modificaciones a sus reglas de capitalización. Las modificaciones principales incluyen las siguientes:

1. *Las inversiones en empresas relacionadas, incluyendo empresas que cotizan en Bolsa, se deducen del capital básico. Si la inversión en una empresa relacionada proviene de una reestructuración de deuda, se deduce después de 5 años.*
2. *Los faltantes de capital regulatorio en inversiones en entidades financieras con requerimientos de capitalización reglamentarios se deducen del capital básico.*
3. *Los créditos hipotecarios con garantías de bancos de desarrollo se ponderan por riesgo al 10% si están garantizados, o al 50% si no lo están.*
4. *Los créditos hipotecarios otorgados con fondos del Infonavit se ponderan por riesgo al 75%.*

En el caso de GFBB, en el primer punto se decidió aplicar la facilidad regulatoria de no-retroactividad del cómputo para posiciones existentes antes del cambio en la regulación. La decisión se puede modificar a petición de GFBB. Cuando GFBB decida pagar dividendos, deberá aplicar la deducción.

En cuanto al segundo punto, no existían faltantes al capital regulatorio en inversiones en entidades financieras con requerimientos de capitalización. En cuanto al tercer punto, para GFBB solamente aplicaba para créditos con FOVI, los cuales ya estaban debidamente ponderados. Finalmente, en el cuarto punto, GFBB no tenía créditos con Infonavit, por lo que no había necesidad de cambiar el cómputo en capital.

Así, el índice de capitalización presentado en este documento no presenta impacto alguno por los cambios en la regulación.

GFBB calcula el ROAE restando del capital contable las utilidades del ejercicio.

Grupo Financiero BBVA Bancomer

- Balance General Consolidado
- Cuentas de Orden Consolidado
- Estado de Resultados Consolidado
- Estado de Cambios en la Situación Financiera Consolidado
- *Estado de Variaciones en el Capital Contable Consolidado*

Negocio Bancario

- Balance General
- Cuentas de Orden
- Estado de Resultados
- Notas Condensadas

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO

Expresado en moneda de poder adquisitivo de septiembre de 2002

Millones de Pesos	Sep 2002	Jun 2002	Mar 2002	Dic 2001	Sep 2001
ACTIVO					
Disponibilidades	**53,871**	**64,113**	**54,667**	**66,872**	**69,649**
Inversiones en valores	**76,998**	**72,978**	**70,486**	**66,849**	**48,352**
Títulos para negociar	51,005	46,312	43,749	37,089	15,318
Títulos disponibles para la venta	4,832	5,294	5,536	8,255	11,008
Títulos conservados a vencimiento	21,161	21,372	21,201	21,505	22,026
Operaciones con valores y derivadas	**80**	**23**	**426**	**136**	**214**
Saldos deudores en operaciones de reporto	40	8	44	39	201
Operaciones con instrumentos derivados	40	15	382	97	13
Cartera de crédito vigente					
Créditos comerciales	68,709	66,674	63,208	67,261	67,989
Créditos a entidades financieras	0	0	0	0	0
Créditos al consumo	18,972	17,067	15,614	14,996	14,031
Créditos a la vivienda	40,555	41,813	43,169	44,585	45,577
Créditos a entidades gubernamentales	26,019	26,916	32,018	31,935	32,227
Créditos al Fobaproa o al IPAB	77,366	87,848	88,605	88,880	89,840
Total Cartera de crédito vigente	**231,621**	**240,318**	**242,614**	**247,657**	**249,664**
Cartera de crédito vencida					
Créditos comerciales	4,975	4,990	5,256	5,839	7,199
Créditos al consumo	953	998	941	931	967
Créditos a la vivienda	5,654	6,021	6,121	6,367	7,320
Total Cartera de crédito vencida	**11,582**	**12,009**	**12,318**	**13,137**	**15,486**
Total Cartera de crédito	**243,203**	**252,327**	**254,932**	**260,794**	**265,150**
Estimación preventiva para riesgos crediticios	(12,563)	(12,922)	(13,808)	(14,702)	(16,368)
Total Cartera de crédito (neta)	**230,640**	**239,405**	**241,124**	**246,092**	**248,782**
Otras cuentas por cobrar (neto)	14,044	8,448	5,518	5,321	8,185
Inmuebles, mobiliario y equipo (neto)	14,834	15,236	15,607	15,850	16,141
Bienes adjudicados	3,237	3,350	3,680	3,970	4,269
Inversiones permanentes en acciones	3,156	3,175	3,127	3,434	3,978
Impuestos diferidos (neto)	24,177	24,679	25,296	25,941	26,576
Otros activos	**6,135**	**6,298**	**6,531**	**6,593**	**6,762**
Crédito mercantil	4,896	4,963	5,031	5,099	5,168
Otros activos, cargos diferidos e intangibles	1,239	1,335	1,500	1,494	1,594
TOTAL ACTIVO	**427,172**	**437,705**	**426,462**	**441,058**	**432,908**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Continuación)
Expresado en moneda de poder adquisitivo de septiembre de 2002

Millones de Pesos	Sep 2002	Jun 2002	Mar 2002	Dic 2001	Sep 2001
PASIVO					
Captación	**317,669**	**320,713**	**308,466**	**334,980**	**320,357**
Depósitos de exigibilidad inmediata	137,214	137,969	126,826	137,008	128,955
Depósitos a plazo	180,455	182,744	181,126	197,451	190,134
Bonos bancarios	0	0	514	521	1,268
Préstamos interbancarios y de otros organismos	**40,206**	**48,150**	**48,434**	**40,009**	**46,055**
De exigibilidad inmediata	0	3	5,725	3,186	3,228
De corto plazo	22,477	29,724	23,510	16,163	20,064
De largo plazo	17,729	18,423	19,199	20,660	22,763
Operaciones con valores y derivadas	**2,878**	**3,355**	**1,080**	**313**	**1,074**
Saldos acreedores en operaciones de reporto	103	116	68	0	187
Valores a entregar en operaciones de préstamo	1,816	2,295	482	0	477
Operaciones con instrumentos financieros derivados	959	944	530	313	410
Otras cuentas por pagar	**6,401**	**6,051**	**11,553**	**8,724**	**7,844**
ISR y PTU por pagar	477	294	297	493	507
Acreedores diversos y otras cuentas por pagar	5,924	5,757	11,256	8,231	7,337
Obligaciones subordinadas en circulación	**5,328**	**6,496**	**6,425**	**7,785**	**8,198**
Créditos diferidos	**41**	**38**	**47**	**56**	**1,181**
Exceso del valor en libros sobre el costo de las acciones	0	0	0	0	1
Otros créditos diferidos	41	38	47	56	1,180
TOTAL PASIVO	**372,523**	**384,803**	**376,005**	**391,867**	**384,709**
CAPITAL CONTABLE					
Capital contribuido	**66,051**	**66,051**	**65,761**	**65,761**	**65,761**
Capital social	2,820	2,820	2,814	2,814	2,814
Prima en suscripción de acciones	63,231	63,231	62,947	62,947	62,947
Obligaciones subordinadas de conversión obligatoria	0	0	0	0	0
Capital ganado	**(16,957)**	**(18,545)**	**(20,252)**	**(21,800)**	**(23,023)**
Reservas de capital	7,410	7,410	7,409	7,409	7,409
Resultado por conversión de operaciones extranjeras	24	14	(10)	(7)	13
Resultado de ejercicios anteriores	(4,808)	(4,799)	(4,774)	(11,157)	(11,173)
Resultado por valuación de títulos disponibles para la venta	(2,110)	(1,961)	(2,149)	(2,126)	(1,924)
Exceso o insuficiencia en la actualización del capital contable	(21,320)	(21,319)	(21,319)	(21,318)	(21,322)
Resultado por tenencia de activos no monetarios	(923)	(950)	(1,037)	(914)	(869)
Por valuación de inversiones permanentes en acciones	*(923)*	*(950)*	*(1,037)*	*(914)*	*(869)*
Resultado neto	4,770	3,060	1,628	6,313	4,843
Capital contable mayoritario	**49,094**	**47,506**	**45,509**	**43,961**	**42,738**
Interés minoritario de subsidiarias	**440**	**358**	**325**	**478**	**463**
Interés minoritario de notas de capital	**5,115**	**5,038**	**4,623**	**4,752**	**4,998**
TOTAL CAPITAL CONTABLE	**54,649**	**52,902**	**50,457**	**49,191**	**48,199**
TOTAL PASIVO Y CAPITAL CONTABLE	**427,172**	**437,705**	**426,462**	**441,058**	**432,908**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Cuentas de Orden)
Expresado en moneda de poder adquisitivo de septiembre de 2002

Millones de Pesos

OPERACIONES POR CUENTA DE TERCEROS		**OPERACIONES POR CUENTA PROPIA**	
Clientes cuentas corrientes		**Cuentas de riesgo propias**	
Bancos de clientes	2	Avales otorgados	932
Liquidación de operaciones de clientes	2,238	Aperturas de crédito irrevocables	9,073
	2,240	Bienes en fideicomiso o mandato	373,373
		Bienes en custodia o administración	43,212
Valores de clientes		Otras obligaciones contingentes	1,007
Valores de clientes recibidos en custodia	164,354	Montos comprometidos en operaciones con	
Valores y documentos recibidos en garantía	133	FOBAPROA o IPAB	36,441
Valores de clientes en el extranjero	0	Valores de la sociedad entregados en custodia	127
	164,487	Valores gub. de la sociedad entregados en custodia	360
		Valores de la sociedad entregados en garantía	5
Operaciones por cuenta de clientes		Otras cuentas de registro	0
Operaciones de reporto de clientes	5,275		**464,530**
Títulos dados en préstamo (prestamista)	8		
Operaciones de compra (precio de la opción)	3		
	5,286	**Operaciones de reporto**	
		Títulos a recibir por reporto	113,550
Operaciones de banca de inversión por		(Menos) Acreedores por reporto	113,653
cuenta de terceros (neto)	11,833		**(103)**
	11,833		
		Deudores por reporto	34,823
		(Menos) Títulos a entregar por reporto	34,783
			40
TOTAL POR CUENTA DE TECEROS	**183,846**	**TOTAL POR CUENTA PROPIA**	**464,467**
Capital social histórico pagado	1,020	Acciones entregadas en custodia (unidades)	17,963,417,148

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de septiembre de 2002

Millones de Pesos	9 Meses 2002	9 Meses 2001	3T 2002	2T 2002	1T 2002	4T 2001	3T 2001
Ingreso por intereses	35,053	48,693	11,918	11,225	11,910	12,009	13,422
Gasto por intereses	(21,780)	(33,511)	(7,251)	(6,865)	(7,664)	(6,883)	(8,400)
Margen financiero antes de Repomo	**13,273**	**15,182**	**4,667**	**4,360**	**4,246**	**5,126**	**5,022**
Resultado por posición monetaria neto (m. fin.)	617	1,022	169	234	214	380	208
Margen financiero	**13,890**	**16,204**	**4,836**	**4,594**	**4,460**	**5,506**	**5,230**
Estimación preventiva para riesgos crediticios	(1,887)	(1,219)	(671)	(580)	(636)	(1,352)	(465)
Margen financiero ajustado	**12,003**	**14,985**	**4,165**	**4,014**	**3,824**	**4,154**	**4,765**
Ingreso no financiero	**9,816**	**9,353**	**3,128**	**3,074**	**3,614**	**3,299**	**2,674**
Comisiones y tarifas cobradas	10,204	9,067	3,673	3,265	3,266	3,111	3,358
Comisiones y tarifas pagadas	(1,302)	(1,146)	(477)	(415)	(410)	(495)	(374)
Resultado por intermediación	914	1,432	(68)	224	758	683	(310)
Ingresos totales de la operación	**21,819**	**24,338**	**7,293**	**7,088**	**7,438**	**7,453**	**7,439**
Gastos de administración y promoción	(13,647)	(15,676)	(4,484)	(4,536)	(4,627)	(5,027)	(5,100)
Resultado de la operación	**8,172**	**8,662**	**2,809**	**2,552**	**2,811**	**2,426**	**2,339**
Otros productos (gastos) (neto)	**(806)**	**(1,023)**	**(159)**	**(353)**	**(294)**	**47**	**14**
Otros productos (gastos) (neto)	(216)	(626)	(31)	(72)	(113)	333	(63)
Utilidad (pérdida) monetaria	(590)	(397)	(128)	(281)	(181)	(286)	77
Resultado antes de ISR y PTU	**7,366**	**7,639**	**2,650**	**2,199**	**2,517**	**2,473**	**2,353**
ISR y PTU causados	(504)	(648)	(206)	(109)	(189)	(26)	(237)
ISR y PTU diferidos	(1,715)	(2,068)	(596)	(509)	(610)	(710)	(570)
Resultado antes de participación en *subsidiarias, asociadas y afiliadas*	**5,147**	**4,923**	**1,848**	**1,581**	**1,718**	**1,737**	**1,546**
Participación en el result. de subs., asoc. y afil.	(187)	108	(56)	(117)	(14)	(73)	(50)
Resultado por operaciones continuas	**4,960**	**5,031**	**1,792**	**1,464**	**1,704**	**1,664**	**1,496**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	0	0	0	0	0	(163)	0
Interés minoritario	(190)	(188)	(81)	(33)	(76)	(31)	(81)
Utilidad neta	**4,770**	**4,843**	**1,711**	**1,431**	**1,628**	**1,470**	**1,415**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben realizada en 2T02 que a continuación se presentan:

Resultados	Monto
Resultado por posición monetaria	(118)
Valuación	(249)
Impuesto diferido	157
Efecto total neto	**(210)**

Capital Contable	Monto
Resultado por posición monetaria	118
Valuación	249
Impuesto diferido	(87)
Resultados	(210)
Efecto total neto	**70**

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de septiembre de 2002

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TÍTULOS DISPONIBLES PARA LA VENTA DESCRITAS EN LA PÁGINA ANTERIOR

Millones de Pesos	9 Meses 2002	9 Meses 2001	3T 2002	2T 2002	1T 2002	4T 2001	3T 2001
Ingreso por intereses	35,053	48,693	11,918	11,225	11,910	12,009	13,422
Gasto por intereses	(21,780)	(33,511)	(7,251)	(6,865)	(7,664)	(6,883)	(8,400)
Margen financiero antes de Repomo	**13,273**	**15,182**	**4,667**	**4,360**	**4,246**	**5,126**	**5,022**
Resultado por posición monetaria neto (m. fin.)	617	1,022	169	234	214	380	208
Margen financiero	**13,890**	**16,204**	**4,836**	**4,594**	**4,460**	**5,506**	**5,230**
Estimación preventiva para riesgos crediticios	(1,887)	(1,219)	(671)	(580)	(636)	(1,352)	(465)
Margen financiero ajustado	**12,003**	**14,985**	**4,165**	**4,014**	**3,824**	**4,154**	**4,765**
Ingreso no financiero	**10,064**	**9,353**	**3,128**	**3,322**	**3,614**	**3,299**	**2,674**
Comisiones y tarifas cobradas	10,204	9,067	3,673	3,265	3,266	3,111	3,358
Comisiones y tarifas pagadas	(1,302)	(1,146)	(477)	(415)	(410)	(495)	(374)
Resultado por intermediación	1,162	1,432	(68)	472	758	683	(310)
Ingresos totales de la operación	**22,067**	**24,338**	**7,293**	**7,336**	**7,438**	**7,453**	**7,439**
Gastos de administración y promoción	(13,647)	(15,676)	(4,484)	(4,536)	(4,627)	(5,027)	(5,100)
Resultado de la operación	**8,420**	**8,662**	**2,809**	**2,800**	**2,811**	**2,426**	**2,339**
Otros productos (gastos) (neto)	**(687)**	**(1,023)**	**(159)**	**(234)**	**(294)**	**47**	**14**
Otros productos (gastos) (neto)	(216)	(626)	(31)	(72)	(113)	333	(63)
Utilidad (pérdida) monetaria	(471)	(397)	(128)	(162)	(181)	(286)	77
Resultado antes de ISR y PTU	**7,733**	**7,639**	**2,650**	**2,566**	**2,517**	**2,473**	**2,353**
ISR y PTU causados	(504)	(648)	(206)	(109)	(189)	(26)	(237)
ISR y PTU diferidos	(1,872)	(2,068)	(596)	(666)	(610)	(710)	(570)
Resultado antes de participación en subsidiarias, asociadas y afiliadas	**5,357**	**4,923**	**1,848**	**1,791**	**1,718**	**1,737**	**1,546**
Participación en el result. de subs., asoc. y afil.	(187)	108	(56)	(117)	(14)	(73)	(50)
Resultado por operaciones continuas	**5,170**	**5,031**	**1,792**	**1,674**	**1,704**	**1,664**	**1,496**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	(210)	0	0	(210)	0	(163)	0
Interés minoritario	(190)	(188)	(81)	(33)	(76)	(31)	(81)
Utilidad neta	**4,770**	**4,843**	**1,711**	**1,431**	**1,628**	**1,470**	**1,415**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA CONSOLIDADO
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2002

Expresado en moneda de poder adquisitivo de septiembre de 2002

Millones de Pesos	
Actividades de Operación	
Utilidad neta antes de interés minoritario	4,960
Partidas aplicadas a result. que no generaron o req. utilizar recursos	
Resultados por valuación a mercado	774
Estimación preventiva para riesgos crediticios	1,887
Depreciación y amortización	1,206
Impuestos diferidos	1,714
Provisiones para obligaciones diversas	(761)
Participación en el resultado de afiliadas no consolidadas	188
	9,968
Aumento o disminución de partidas relacionadas con la operación:	
Captación (ventanilla y mesa de dinero)	(17,312)
Cartera crediticia (neta)	13,564
Operaciones de tesorería (inversiones en valores y opns. con valores)	(8,309)
Operaciones con instrumentos derivados con fines de negociación	(11)
Préstamos interbancarios y de otros organismos	197
Recursos generados (o utilizados) por la operación	**(1,903)**
Actividades de financiamiento	
Obligaciones subordinadas en circulación no convertibles en capital	(2,457)
Obligaciones subordinadas en circulación de conversión forzosa en capital	-
Conversión de obligaciones subordinadas de capital	-
Pago de dividendos en efectivo de Afore Bancomer (cap. minoritario)	(228)
Capital Contable	315
Interés minoritario de notas de capital BBVA Bancomer, S.A.	363
Recursos generados (o utilizados) en actividades de financiamiento	**(2,007)**
Actividades de inversión	
Activo fijo	(68)
Inversiones permanentes en acciones	296
Bienes adjudicados	733
Otros activos, otros pasivos, cargos y créditos diferidos (neto)	(10,051)
Recursos generados (o utilizados) en actividades de inversión	**(9,090)**
Aumento (o disminución) de efectivo y equivalentes	**(13,000)**
Efectivo y equivalentes al principio del período	**66,871**
Efectivo y equivalentes al final del período	**53,871**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE VARIACIONES EN EL CAPITAL CONTABLE CONSOLIDADO
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2002
Expresado en moneda de poder adquisitivo de septiembre de 2002

Millones de Pesos	Capital Contable Mayoritario									Interés Min. de Subs.	Interés Min. Notas de Capital	Total Capital Contable
	Capital Contribuido		Capital Ganado									
	Capital Social	Prima en Venta de Acciones	Reservas de Capital	Result. de Ejercicios Ant.	Result. por Val. de Títulos	Result. por Conversión Ops. Ext.	Insuf. Act. Capital Contable	Res. por Ten. Act. no Monet.	Result. Neto			
Saldos a Dic. 31 '01 Act. a Pesos de Sep. '02	2,814	62,947	7,409	(11,157)	(2,126)	(7)	(21,318)	(914)	6,313	478	4,752	**49,191**
Mov. inherentes a las dec. de los accionistas												
Capital mayoritario:												
Traspaso del resultado del ejercicio 2001				6,313					(6,313)			-
Aplicación del resultado del ejercicio 2001												
Reserva legal			1	(1)								-
Reserva para recompra de acciones												
Recompra de acciones propias												
Suscripción de acciones												
Conversión de Obligaciones Subordinadas	6	284										**290**
Capital minoritario:												
Pago de dividendos de Afore Bancomer										(228)		**(228)**
Total	6	284	1	6,312	-	-	-	-	(6,313)	(228)	-	**62**
Movimientos inherentes al reconocimiento de la utilidad integral												
Resultado del ejercicio									4,770	190		**4,960**
Erosión monetaria de Notas de Capital											363	**363**
Resultado por tenencia de activos no monetarios								(9)				**(9)**
Result. por valuación de títulos Disp. para la venta					16							**16**
Resultado por conversión de subs. extranjeras				(29)		31	(2)					**-**
Ajuste a ejercicios anteriores de subsidiarias				66								**66**
Total	-	-	-	37	16	31	(2)	(9)	4,770	190	363	**5,396**
Saldos al 30 de septiembre de 2002	**2,820**	**63,231**	**7,410**	**(4,808)**	**(2,110)**	**24**	**(21,320)**	**(923)**	**4,770**	**440**	**5,115**	**54,649**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de septiembre de 2002

Millones de Pesos Constantes	Sep 2002	Jun 2002	Mar 2002	Dic 2001	Sep 2001
ACTIVO					
Disponibilidades	**53,771**	**64,024**	**54,598**	**66,809**	**69,587**
Inversiones en valores	**76,453**	**72,467**	**70,234**	**66,749**	**47,896**
Títulos para negociar	50,460	45,801	43,497	36,990	14,945
Títulos disponibles para la venta	4,832	5,295	5,536	8,255	10,925
Títulos conservados a vencimiento	21,161	21,372	21,201	21,505	22,025
Operaciones con valores y derivados	**80**	**17**	**420**	**136**	**191**
Saldos deudores en operaciones de reportos	40	2	39	40	177
Operaciones con instrumentos financieros derivados	39	13	354	96	13
Valores no asignados por liquidar	1	2	28	0	0
Cartera de crédito vigente					
Créditos comerciales	68,709	66,673	63,208	67,260	68,278
Créditos a entidades financieras	0	0	0	0	0
Créditos al consumo	18,972	17,068	15,615	14,995	13,718
Créditos a la vivienda	40,555	41,813	43,169	44,585	45,577
Créditos a entidades gubernamentales	26,019	26,917	32,017	31,935	32,226
Créditos al Fobaproa o al IPAB	77,366	87,848	88,605	88,880	89,840
Total Cartera de crédito vigente	**231,621**	**240,318**	**242,614**	**247,657**	**249,639**
Cartera de crédito vencida					
Créditos comerciales	4,975	4,989	5,256	5,839	7,199
Créditos al consumo	953	998	941	931	965
Créditos a la vivienda	5,654	6,021	6,121	6,367	7,320
Total Cartera de crédito vencida	**11,582**	**12,008**	**12,319**	**13,137**	**15,484**
Total Cartera de crédito (bruta)	**243,203**	**252,326**	**254,932**	**260,794**	**265,123**
Estimación preventiva para riesgos crediticios	(12,563)	(12,922)	(13,808)	(14,703)	(16,343)
Total Cartera de crédito (neta)	**230,640**	**239,404**	**241,125**	**246,091**	**248,780**
Otras cuentas por cobrar (neto)	13,926	8,321	5,442	5,225	8,113
Bienes adjudicados	3,237	3,350	3,680	3,970	4,269
Inmuebles, mobiliario y equipo (neto)	14,824	15,217	15,588	15,830	16,082
Inversiones permanentes en acciones	1,861	2,008	2,012	2,202	2,657
Impuestos diferidos (neto)	23,956	24,460	25,073	25,703	26,284
Otros activos	**2,856**	**2,974**	**3,113**	**3,131**	**3,252**
Otros activos, cargos diferidos e intangibles	1,239	1,335	1,452	1,448	1,546
Crédito Mercantil	1,617	1,639	1,661	1,683	1,706
TOTAL ACTIVO	**421,604**	**432,243**	**421,285**	**435,846**	**427,112**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Continuación)

Expresado en moneda de poder adquisitivo de septiembre de 2002

Millones de Pesos Constantes	Sep 2002	Jun 2002	Mar 2002	Dic 2001	Sep 2001
PASIVO					
Captación tradicional	**318,833**	**321,911**	**309,852**	**336,242**	**320,894**
Depósitos de disponibilidad inmediata	137,223	137,976	126,892	137,470	128,975
Depósitos a plazo	181,611	183,936	182,447	198,251	190,652
Bonos bancarios	0	0	513	521	1,268
Préstamos interbancarios y de otros organismos	**40,206**	**48,150**	**48,434**	**40,009**	**46,055**
De exigibilidad inmediata	0	3	5,725	3,186	3,228
De corto plazo	22,477	29,724	23,509	16,162	20,064
De largo plazo	17,729	18,423	19,200	20,660	22,763
Operaciones con valores y derivados	**2,878**	**3,348**	**1,075**	**313**	**1,051**
Saldos acreedores en operaciones de reporto	103	109	62	0	164
Valores a entregar en operaciones de préstamo	1,816	2,294	482	0	477
Operaciones con instrumentos financieros derivados	959	944	496	313	409
Valores no asignados por liquidar	0	1	34	0	0
Otras cuentas por pagar	**6,221**	**5,848**	**11,363**	**8,536**	**7,619**
ISR y PTU por pagar	469	285	278	485	500
Acreedores diversos y otras cuentas por pagar	5,751	5,563	11,085	8,051	7,119
Obligaciones subordinadas en circulación	**5,328**	**6,496**	**6,425**	**7,785**	**8,198**
Créditos diferidos	**41**	**38**	**47**	**55**	**1,181**
TOTAL PASIVO	**373,507**	**385,792**	**377,196**	**392,940**	**384,998**
CAPITAL CONTABLE					
Capital contribuido	**31,499**	**31,499**	**31,210**	**31,210**	**31,210**
Capital social	14,415	14,415	14,383	14,383	14,383
Prima en suscripción de acciones	17,084	17,084	16,826	16,826	16,826
Obligaciones subordinadas de conversión obligatoria	0	0	0	0	0
Capital ganado	**11,045**	**9,559**	**7,934**	**6,470**	**5,469**
Reservas de capital	8,156	7,653	7,653	7,653	7,653
Resultado de ejercicios anteriores	4,452	4,958	4,960	(906)	(909)
Resultado por valuación de títulos disponibles para la venta	(2,060)	(1,920)	(2,109)	(2,077)	(1,886)
Resultado por conversión de operaciones extranjeras	24	15	(10)	(6)	2
Exceso o insuficiencia en la actualización del capital contable	(3,474)	(3,479)	(3,496)	(3,493)	(3,487)
Resultado por tenencia de activos no monetarios	(553)	(565)	(609)	(567)	(529)
Retanom activo fijo	*(3)*	*(3)*	*(3)*	*(3)*	*(3)*
Retanom inversiones permanentes	*(404)*	*(422)*	*(476)*	*(468)*	*(436)*
Retanom impuestos diferidos	*66*	*69*	*72*	*75*	*79*
Retanom por otros	*(212)*	*(209)*	*(202)*	*(171)*	*(170)*
Resultado neto	4,501	2,897	1,546	5,866	4,626
Capital contable mayoritario	**42,544**	**41,058**	**39,144**	**37,680**	**36,679**
Interés minoritario de Notas de Capital	**5,115**	**5,039**	**4,623**	**4,752**	**4,998**
Interés minoritario de Subsidiarias	**437**	**354**	**321**	**474**	**437**
TOTAL CAPITAL CONTABLE	**48,096**	**46,451**	**44,088**	**42,906**	**42,114**
TOTAL PASIVO Y CAPITAL CONTABLE	**421,604**	**432,243**	**421,285**	**435,846**	**427,112**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Cuentas de Orden)

Expresado en moneda de poder adquisitivo de septiembre de 2002

Millones de Pesos	
Avales otorgados	932
Otras obligaciones contingentes	1,007
Apertura de créditos irrevocables	9,073
Bienes en fideicomiso o mandato	373,373
Bienes en custodia o administración	43,213
Operaciones de banca de inversión por cuenta de terceros (neto)	11,833
Montos comprometidos en operaciones con FOBAPROA o IPAB	36,441
	475,872
Títulos a recibir por reporto	108,275
(Menos) Acreedores por reporto	108,378
	(103)
Deudores por reporto	29,548
(Menos) Títulos a entregar por reporto	29,508
	40

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de septiembre de 2002

Millones de Pesos	Bancomer	Bancomer Servicios
ACTIVO		
Disponibilidades	**53,771**	**44**
Inversiones en valores	**74,426**	**2,027**
Títulos para negociar	48,629	1,830
Títulos disponibles para la venta	4,636	196
Títulos conservados a vencimiento	21,161	0
Operaciones con valores y derivados	**103**	**0**
Saldos deudores en operaciones de reportos	63	0
Operaciones con instrumentos financieros derivados	39	0
Valores no asignados por liquidar	1	0
Cartera de crédito vigente		
Créditos comerciales	68,709	0
Créditos a entidades financieras	0	0
Créditos al consumo	18,972	0
Créditos a la vivienda	40,555	0
Créditos a entidades gubernamentales	26,019	0
Créditos al Fobaproa o al IPAB	77,366	0
Total Cartera de crédito vigente	**231,621**	**0**
Cartera de crédito vencida		
Créditos comerciales	4,975	0
Créditos al consumo	953	0
Créditos a la vivienda	5,654	0
Total Cartera de crédito vencida	**11,582**	**0**
Total Cartera de crédito (bruta)	**243,203**	**0**
Estimación preventiva para riesgos crediticios	(12,563)	0
Total Cartera de crédito (neta)	**230,640**	**0**
Otras cuentas por cobrar (neto)	13,855	216
Bienes adjudicados	2,978	259
Inmuebles, mobiliario y equipo (neto)	14,773	51
Inversiones permanentes en acciones	1,692	*169*
Impuestos diferidos (neto)	21,324	2,632
Otros activos	**2,856**	**0**
Otros activos, cargos diferidos e intangibles	1,239	0
Crédito Mercantil	1,617	0
TOTAL ACTIVO	**416,418**	**5,398**
PASIVO		
Captación tradicional	**318,877**	**0**
Depósitos de exigibilidad inmediata	137,266	0
Depósitos a plazo	181,611	0
Bonos bancarios	0	0
Préstamos interbancarios y de otros organismos	**40,206**	**0**
De exigibilidad inmediata	0	0
De corto plazo	22,477	0
De largo plazo	17,729	0
Operaciones con valores y derivadas	**2,878**	**23**
Saldos acreedores en operaciones de reporto	103	23
Valores a entregar en operaciones de préstamo	1,816	0
Operaciones con instrumentos financieros derivados	959	0
Otras cuentas por pagar	**6,212**	**154**
ISR y PTU por pagar	469	0
Acreedores diversos y otras cuentas por pagar	5,743	154
Obligaciones subordinadas en circulación	**5,328**	**0**
Créditos diferidos	**36**	**5**
TOTAL PASIVO	**373,537**	**183**
CAPITAL CONTABLE		
Capital contribuido	**25,196**	**6,303**
Capital social	8,421	5,994
Prima en suscripción de acciones	16,775	309
Obligaciones subordinadas de conversión obligatoria	0	0
Capital ganado	**12,132**	**(1,087)**
Reservas de capital	7,663	493
Resultado de ejercicios anteriores	6,129	(1,677)
Resultado por valuación de títulos disponibles para la venta	(2,045)	(15)
Resultado por conversión de operaciones extranjeras	24	0
Exceso o insuficiencia en la actualización del capital contable	(3,014)	(460)
Resultado por tenencia de activos no monetarios	(459)	(94)
Retanom Activo Fijo	*(0)*	*(2)*
Retanom Inversiones permanentes	*(312)*	*(92)*
Retanom impuestos diferidos	66	0
Retanom por otros	*(212)*	*0*
Resultado neto	3,834	667
Capital contable mayoritario	**37,328**	**5,216**
Interés minoritario de Notas de Capital	**5,115**	***0***
Interés minoritario de Subsidiarias	**437**	**0**
TOTAL CAPITAL CONTABLE	**42,881**	**5,216**
TOTAL PASIVO Y CAPITAL CONTABLE	**416,418**	**5,398**

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de septiembre de 2002

Millones de Pesos	9 Meses 2002	9 Meses 2001	3T 2002	2T 2002	1T 2002	4T 2001	3T 2001
Ingreso por intereses	35,046	48,514	11,917	11,221	11,908	11,961	13,351
Gasto por intereses	(21,842)	(33,559)	(7,272)	(6,885)	(7,685)	(6,903)	(8,411)
Margen financiero neto antes de Repomo	**13,204**	**14,955**	**4,645**	**4,336**	**4,223**	**5,058**	**4,940**
Resultado por posición monetaria neto (m. fin.)	675	1,046	190	256	229	392	216
Margen financiero	**13,879**	**16,001**	**4,835**	**4,592**	**4,452**	**5,450**	**5,156**
Estimación preventiva para riesgos crediticios	(1,887)	(1,210)	(671)	(580)	(636)	(1,348)	(462)
Margen financiero ajustado	**11,992**	**14,791**	**4,164**	**4,012**	**3,816**	**4,102**	**4,694**
Ingreso no financiero	**9,382**	**9,011**	**2,995**	**2,934**	**3,453**	**3,189**	**2,576**
Comisiones y tarifas cobradas	9,859	8,761	3,565	3,146	3,148	3,016	3,278
Comisiones y tarifas pagadas	(1,329)	(1,139)	(486)	(425)	(418)	(493)	(375)
Resultado por intermediación	852	1,389	(84)	213	723	666	(327)
Ingresos totales de la operación	**21,374**	**23,802**	**7,159**	**6,946**	**7,269**	**7,291**	**7,270**
Gastos de administración y promoción	(13,396)	(15,184)	(4,412)	(4,445)	(4,539)	(4,866)	(4,935)
Resultado de la operación	**7,978**	**8,618**	**2,747**	**2,501**	**2,730**	**2,425**	**2,335**
Otros productos (gastos) (neto)	**(806)**	**(1,137)**	**(150)**	**(361)**	**(295)**	**(16)**	**(35)**
Otros productos (gastos)(neto)	(218)	(738)	(22)	(83)	(113)	270	(110)
Resultado por posición monetaria neto (otros)	(588)	(399)	(128)	(278)	(182)	(286)	75
Resultado antes de ISR y PTU	**7,172**	**7,481**	**2,597**	**2,140**	**2,435**	**2,409**	**2,300**
ISR y PTU causados	(445)	(596)	(193)	(88)	(164)	(13)	(227)
ISR y PTU diferidos	(1,715)	(2,072)	(596)	(509)	(610)	(688)	(575)
Resultado antes de participación en subsidiarias, asociadas y afiliadas	**5,012**	**4,813**	**1,808**	**1,543**	**1,661**	**1,708**	**1,498**
Participación en el result. de subs., asoc. y afil.	(319)	(3)	(122)	(158)	(39)	(60)	(72)
Resultado por operaciones continuas	**4,693**	**4,810**	**1,686**	**1,385**	**1,622**	**1,648**	**1,426**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	0	0	0	0	0	(372)	0
Utilidad neta antes de interés minoritario	**4,693**	**4,810**	**1,686**	**1,385**	**1,622**	**1,276**	**1,426**
Interés minoritario	(192)	(184)	(83)	(33)	(76)	(36)	(78)
Utilidad neta	**4,501**	**4,626**	**1,603**	**1,352**	**1,546**	**1,240**	**1,348**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben realizada en 2T02 que a continuación se presentan:

Resultados	Monto
Resultado por posición monetaria	(118)
Valuación	(249)
Impuesto diferido	157
Efecto total neto	**(210)**

Capital Contable	Monto
Resultado por posición monetaria	118
Valuación	249
Impuesto diferido	(87)
Resultados	(210)
Efecto total neto	**70**

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de septiembre de 2002

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TITULOS DISPONIBLES PARA LA VENTA DESCRITA EN LA PAGINA ANTERIOR

Millones de Pesos	9 Meses 2002	9 Meses 2001	3T 2002	2T 2002	1T 2002	4T 2001	3T 2001
Ingreso por intereses	35,046	48,514	11,917	11,221	11,908	11,961	13,351
Gasto por intereses	(21,842)	(33,559)	(7,272)	(6,885)	(7,685)	(6,903)	(8,411)
Margen financiero neto antes de Repomo	**13,204**	**14,955**	**4,645**	**4,336**	**4,223**	**5,058**	**4,940**
Resultado por posición monetaria neto (m. fin.)	675	1,046	190	256	229	392	216
Margen financiero	**13,879**	**16,001**	**4,835**	**4,592**	**4,452**	**5,450**	**5,156**
Estimación preventiva para riesgos crediticios	(1,887)	(1,210)	(671)	(580)	(636)	(1,348)	(462)
Margen financiero ajustado	**11,992**	**14,791**	**4,164**	**4,012**	**3,816**	**4,102**	**4,694**
Ingreso no financiero	**9,632**	**9,011**	**2,995**	**3,184**	**3,453**	**3,189**	**2,576**
Comisiones y tarifas cobradas	9,859	8,761	3,565	3,146	3,148	3,016	3,278
Comisiones y tarifas pagadas	(1,329)	(1,139)	(486)	(425)	(418)	(493)	(375)
Resultado por intermediación	1,102	1,389	(84)	463	723	666	(327)
Ingresos totales de la operación	**21,624**	**23,802**	**7,159**	**7,196**	**7,269**	**7,291**	**7,270**
Gastos de administración y promoción	(13,396)	(15,184)	(4,412)	(4,445)	(4,539)	(4,866)	(4,935)
Resultado de la operación	**8,228**	**8,618**	**2,747**	**2,751**	**2,730**	**2,425**	**2,335**
Otros productos (gastos) (neto)	**(689)**	**(1,137)**	**(150)**	**(244)**	**(295)**	**(16)**	**(35)**
Otros productos (gastos)(neto)	(218)	(738)	(22)	(83)	(113)	270	(110)
Resultado por posición monetaria neto (otros)	(471)	(399)	(128)	(161)	(182)	(286)	75
Resultado antes de ISR y PTU	**7,539**	**7,481**	**2,597**	**2,507**	**2,435**	**2,409**	**2,300**
ISR y PTU causados	(445)	(596)	(193)	(88)	(164)	(13)	(227)
ISR y PTU diferidos	(1,872)	(2,072)	(596)	(666)	(610)	(688)	(575)
Resultado antes de participación en subsidiarias, asociadas y afiliadas	**5,222**	**4,813**	**1,808**	**1,753**	**1,661**	**1,708**	**1,498**
Participación en el result. de subs., asoc. y afil.	(319)	(3)	(122)	(158)	(39)	(60)	(72)
Resultado por operaciones continuas	**4,903**	**4,810**	**1,686**	**1,595**	**1,622**	**1,648**	**1,426**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	(210)	0	0	(210)	0	(372)	0
Utilidad neta antes de interés minoritario	**4,693**	**4,810**	**1,686**	**1,385**	**1,622**	**1,276**	**1,426**
Interés minoritario	(192)	(184)	(83)	(33)	(76)	(36)	(78)
Utilidad neta	**4,501**	**4,626**	**1,603**	**1,352**	**1,546**	**1,240**	**1,348**

Notas Condensadas

1.-Inversiones en Valores

Al 30 de septiembre de 2002, la cartera de inversiones en valores ascendió a Ps.76,453 millones:

Composición de Inversiones y Operaciones con Valores Millones de Pesos	Gubernamental	Bancario	Otros títulos de Deuda	Acciones	Total
Inversiones en Valores					
Títulos para negociar	9,969	37,404	3,080	7	50,460
Títulos disponibles para la venta	52	57	129	4,594	4,832
Títulos conservados a vencimiento	20,958		203		21,161
	30,979	**37,4613**	**,412**	**4,601**	**76,453**

2.-Operaciones con Valores y Derivados

2.1-Saldos Deudores y Acreedores en Operaciones de Reportos

Al 30 de septiembre de 2002, los saldos deudores y acreedores en operaciones de reportos eran los siguientes:

Operaciones de Reportos Millones de Pesos	Gubernamental	Bancario	Total
Títulos a recibir	104,742	3,532	108,275
Acreedores por reporto	(104,845)	(3,534)	(108,378)
Títulos a entregar	(26,087)	(3,421)	(29,508)
Deudores por reporto	26,127	3,421	29,548

2.2-Operaciones con Instrumentos Financieros Derivados

Al 30 de septiembre de 2002, los montos nocionales de contratos financieros derivados eran los siguientes:

Fines de Negociación

Futuros *		
Subyacente	Compra	Venta
USD	165	69
MXN	50	-
M3	-	40
TIIE	39,363	333,727
Cetes	1,530	-
IPC	85	81

Contratos Adelantados		
Subyacente	Compra	Venta
USD *	7,618	9,418
Otras Divisas	-	-
Acciones	-	-
TIIE **	8,150	1,950
Libor **	-	-

Opciones **				
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	1,021	563	1,461	137
ADRs	-	1	-	-
Futuros de Euros	-	-	1	-
Tasas de Interés	-	-	-	-

Swaps de Divisas *		
Divisa	Por Recibir	A Entregar
MXN	5,527	5,115
USD	10,102	5,948
UDI	309	4,814

Swaps de Tasa de Interés **	
MXN	132,950
USD	5,251
UDI	104

Swaps de Acciones	
Acciones	-

* *Monto Contratado en Millones de Pesos*

** *Monto de Referencia en Millones de Pesos*

Fines de Cobertura

Contratos Adelantados *		
Subyacente	Compra	Venta
USD	77,341	88,919
Acciones	-	-

Opciones **				
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	-	-	-	-
Tasas de Interés	-	76	-	-

Swaps de Divisas *		
Divisa	Por Recibir	A Entregar
USD	-	1,257
Otras Divisas	1,144	-

Swaps de Tasa de Interés **	
MXN	13,710
USD	4,092
UDI	190

* *Monto Contratado en Millones de Pesos*

** *Monto de Referencia en Millones de Pesos*

3.-Valor en Riesgo

El VeR es una técnica estadística de medición de riesgo de mercado que busca determinar cual es la máxima pérdida esperada de forma razonable, dentro de un horizonte de tiempo dado y bajo condiciones normales de mercado, por mantener posiciones abiertas en los mercados financieros. La medición de VeR se realiza mediante los siguientes pasos:

Definir el grado de sensibilidad en la valuación de las posiciones ante cambios en precios, tasas, tipos y/o índices. Es decir, determinar cuanto varía el valor de una posición o cartera al cambiar las variables o factores de riesgo que determinan su precio.

Estimar el cambio esperado "de forma razonable" para un horizonte de tiempo determinado de tales precios, tasas, tipos o índices. Es decir, estimar el cambio potencial de los factores de riesgo en el horizonte de tiempo dado, respecto a su nivel actual. Esto se define como la volatilidad del factor de riesgo.

Incorporar el grado en que los factores de riesgo se pueden mover de forma conjunta al estimar la variabilidad de la cartera total ("correlación entre los factores de riesgo").

Revaluar el portafolio ante tales cambios conjuntos esperados de los factores de riesgo.

De ello, determinar la pérdida potencial máxima en términos de variación en valor de la cartera bajo análisis.

En resumen, VeR es un número que busca resumir el riesgo de mercado al que se encuentran expuestas las posiciones abiertas en valores, bajo cierto nivel de confianza.

En el caso particular de la Institución, el VeR se calcula bajo tres metodologías y se ha fijado bajo la visión de que no se perderá, en el horizonte de tiempo considerado, más de dicho VeR en el 99% de las veces. Las metodologías usadas son:

- VeR bajo el Modelo Paramétrico: permite identificar el VeR por factor de riesgo.
- VeR bajo Simulación Monte Carlo: permite reconocer riesgos complejos, como los que se pueden dar en posiciones en opciones y otros instrumentos derivados.
- VeR bajo Simulación Histórica: se utiliza la historia real por lo que no asume comportamientos en la distribución de las variaciones en los factores de riesgo.

El promedio del Valor en Riesgo trimestral ("VeR") del portafolio de títulos para negociar del Negocio Bancario, incluyendo bonos, acciones, operaciones de mercado de cambios, swaps de tasas de interés, forwards y futuros y otros derivados fuera y dentro de balance, se mide desde dos puntos de vista. El primero toma un período de tenencia de valores de 1 día y un 99% de nivel de confianza, mientras que el segundo toma un período de tenencia de valores de 10 días y un nivel de confianza del 99%. El VeR promedio durante el trimestre fue de Ps. 128 millones bajo la primer definición, lo que representa 0.2% del capital del Grupo, mientras que bajo la segunda definición el VeR promedio se ubicó en Ps. 386 millones, lo que representa 0.7% del capital del Grupo.

Negocio Bancario: Valor en Riesgo Millones de Pesos	**3T 2002**	**2T 2002**	**3T 2001**
VeR 1 día	128	70	66
VeR 10 días	386	201	184

Cálculo bajo método paramétrico

Valor en Riesgo Millones de Pesos	**VeR 1 día**	**VeR 10 días**
Renta fija	92	278
Renta variable	1	3
Cambios	52	155
Total	**128**	**386**

El incremento en el VeR observado durante 3T02 se debió a la mayor volatilidad de los mercados financieros.

4.-Intermediación

Ingresos por Intermediación Millones de Pesos	**Resultados de los 9M02 por Valuación**	**Resultados de los 9M02 por Compra Venta**	**TOTAL**
Inversiones en valores	**15**	**51**	**66**
Renta Variable	0	(8)	(8)
Renta Fija	15	59	74
Operaciones en reporto	**(67)**	**400**	**333**
Operaciones con instrumentos financieros derivados	**(708)**	**685**	**(23)**
TOTAL	**(760)**	**1,136**	**376**

5.-Calificación de Cartera y Reservas Asociados por Tipo de Cartera

Al cierre de 3T02, la calificación de cartera y las reservas asociadas por tipo de cartera eran las siguientes:

Negocio Bancario: Calificación de la Cartera de Créditos - Septiembre 2002 Millones de Pesos	Comercial		Vivienda		Consumo	
	Saldo	Estimación Preventiva	Saldo	Estimación Preventiva	Saldo	Estimación Preventiva
A	213,949	631	30,029	237	17,432	88
B	10,778	1,745	7,642	648	1,134	113
C	4,078	1,802	4,727	1,508	200	90
D	479	398	4,302	3,012	288	215
E	1,434	1,499	4	176	543	539
Total	**230,718**	**6,075**	**46,704**	**5,581**	**19,597**	**1,045**

La calificación de la cartera comercial es al mes de septiembre y la calificación de la cartera hipotecaria y de consumo es al mes de agosto

Cartera comercial incluye saldo bruto de pagarés Fobaproa/IPAB y cartera de crédito a Entidades Gubernamentales

Con base a acuerdos entre la CNBV y las instituciones de crédito, se ha definido a la cartera comercial emproblemada como aquella con calificación de riesgo D y E. En función de esta definición, la cartera comercial emproblemada asciende a Ps. 1,914 millones, lo que representa solamente 0.8% de la misma.

6.-Capitalización

A septiembre de 2002, el índice total de capitalización estimado de Bancomer, incluyendo riesgo de mercado en la determinación de activos en riesgo, fue 13.9%, con capital básico de 11.3%. A la misma fecha, el índice total de capitalización estimado de Bancomer Servicios, incluyendo riesgo de mercado en la determinación de activos en riesgo, fue 114.5%.

Capitalización Millones de Pesos	Bancomer Septiembre 2002		Bancomer Servicios Septiembre 2002	
Capital básico		27,716		4,186
Capital complementario		6,496		0
Capital Neto		**34,212**		**4,186**
	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.
% de Activos en Riesgo				
Capital básico	14.92%	11.29%	153.13%	114.53%
Capital complementario	3.50%	2.65%		
Capital Neto	**18.42%**	**13.93%**	**153.13%**	**114.53%**
Activos en Riesgo	185,765	245,568	2,734	3,655

Negocio Bancario: Activos en Riesgo Millones de Pesos de Septiembre del 2002	Negocio Bancario		Bancomer		Bancomer Servicios	
	Activos Ponderados por Riesgo	Capital Requerido	Activos Ponderados por Riesgo	Capital Requerido	Activos Ponderados por Riesgo	Capital Requerido
Activos en Riesgo Crédito	188,499	15,080	185,765	14,861	2,734	219
Grupo I (ponderados al 0%)						
Grupo II (ponderados al 20%)	15,780	1,262	15,402	1,232	378	30
Grupo III (ponderados al 100%)	172,719	13,818	170,363	13,629	2,356	188
Activos en Riesgo Mercado	60,724	4,858	59,803	4,784	921	74
Operaciones en moneda nacional con tasa nominal	33,295	2,664	32,515	2,601	780	62
Operaciones en moneda nacional con tasa real o denominados en Udis	3,612	289	3,612	289		
Tasa de interés operaciones en moneda extranjera con tasa nominal	10,968	877	10,968	877		
Posiciones en udis o con rendimiento referido al INPC	95	8	95	8		
Posiciones en divisas o con rendimiento indizado al tipo de cambio	714	57	714	57		
Posiciones en accs. o con rendimiento indizado al precio de una acción o grupo de accs.	12,040	963	11,900	952	141	11
Total con Crédito y Mercado	249,223	19,938	245,568	19,645	3,655	292

Negocio Bancario: Capital Neto Millones de Pesos de Septiembre del 2002	Negocio Bancario	Bancomer	Bancomer Servicios
Capital Básico	**31,902**	**27,716**	**4,186**
Capital contable	42,544	37,328	5,216
Obligaciones subordinadas e inst. de capitalización	3,615	3,615	
Deducción de Invs. en inst. subordinados			
Deducción de Invs. en accs. de entidades financieras	(3,914)	(3,765)	(148)
Deducción de Invs. en accs. no financieras	(1,247)	(1,092)	(155)
Deducción de financiamientos otorgados p/adq. de accs. del banco o de ent. del grupo			
Deducción de Impuestos Diferidos	(8,909)	(8,182)	(727)
Gastos de Organización y otros intangibles	(185)	(185)	
Otros activos que se restan	(3)	(3)	
Capital Complementario	**6,496**	**6,496**	**0**
Obligaciones e instrumentos de capitalización	4,547	4,547	
Reservas preventivas por riesgos crediticios generales	1,949	1,949	
Deducción de títulos subordinados			
Capital Neto	**38,398**	**34,212**	**4,186**

7.-Programas de Apoyo a Deudores

Costo Programas de Apoyo a Deudores Millones de Pesos Nominales	9 Meses 2002	3T 2002	2T 2002	1T 2002
A Cartera comercial	16	5	3	8
A Cartera vivienda	1,041	354	329	358
TOTAL	**1,057**	**359**	**332**	**366**

8.-Préstamos Interbancarios

Préstamos Interbancarios Millones de Pesos		Moneda Nacional		Moneda Extranjera		Total	
		Saldo	Tasa	Saldo	Tasa	Saldo	Tasa
3T0	Préstamos interbancarios y otros organismos	27,162	7.2%	13,044	5.0%	40,206	6.6%
2T0	Préstamos interbancarios y otros organismos	33,983	6.9%	14,167	4.7%	48,150	6.1%
3T01	Préstamos interbancarios y otros organismos	26,408	8.5%	19,647	5.2%	46,055	10.1%

El 48% de éstos créditos tienen un plazo remanente al vencimiento menor a 1 año, el 12% tiene un plazo de entre 1 y 2 años, y el resto tiene un plazo superior a 2 años.

9.- Obligaciones

OBLIGACIONES-PASIVO Millones de Pesos Nombre	Saldo Septiembre 2002	Fecha Vencimiento	Tasa
BANCOMER-98 NO CONVERTIBLES	2,500	28-Sep-06	TIIE28
PROMEX-95 NO CONVERTIBLES	50	10-Abr-03	Mayor de CEDES365 + 2.5 ó PRLV185 + 2.5 ó CETES365 + 3.5 ó TIIP28 + 2.0
PROMEX-95-2 NO CONVERTIBLES	50	18-Sep-03	Mayor de CEDES 365 + 2.5 ó PRLV185 + 2.5 ó CETES365 + 3.5 ó TIIE28 + 1.5
BANCOMER- DLLS NO CONVERTIBLE	1,023	21-Jun-04	LIBOR+4
BANCOMER- DLLS NO CONVERTIBLE	266	28-Mar-04	LIBOR+4
BANCOMER- DLLS NO CONVERTIBLE	1,177	15-May-04	LIBOR+3.5
BANCOMER- DLLS NO CONVERTIBLES	102	29-May-04	LIBOR+3.5
INTERESES DEVENGADOS NO PAGADOS	160		
TOTAL	5,328		

10.- Administración de Riesgo: Implementación Circular 1423

En cumplimiento de las "Disposiciones Prudenciales en Materia de Administración Integral de Riesgos" definida en la Circular 1423 emitida por la Comisión Nacional Bancaria y de Valores, se llevó a cabo mediante el reconocimiento de preceptos fundamentales para la eficiente y eficaz administración de los riesgos, evaluando los mismos en el entorno de los riesgos "cuantificables" (crédito, mercado y liquidez) y "no cuantificables" (operacionales y legales), y bajo la visión de que se satisfagan los procesos básicos de identificación, medición, monitoreo, limitación, control y divulgación. A manera de resumen, se realizó lo siguiente:

a) Participación de los Órganos Sociales
- Establecimiento de los objetivos de exposición al riesgo y fijación de los límites ligados a capital, así como la autorización de Manuales de Políticas y Procedimientos de Riesgo, por parte del Consejo de Administración.
- Monitoreo de la posición y observancia de los límites de riesgo a que se encuentra expuesta la Institución y vigilancia de apego a las resoluciones del Consejo de Administración por parte del Comité de Riesgos.

b) Políticas y Procedimientos.
- Manuales de riesgos bajo contenidos estándar, incluyendo estrategia, organización, marco operativo, marco tecnológico, marco metodológico y procesos normativos.
- Manual específico para riesgos legales, conteniendo metodologías relacionadas.
- Responsabilidades de terceros definidas y delimitadas, programas de capacitación y divulgación de normatividad.

c) Toma de Decisiones Tácticas.
- Independencia de la Unidad de Administración Integral de Riesgos.
- Participación de la Unidad en comités operativos.
- Fijación de procesos de monitoreo, reportes diarios y mensuales.
- Estructura de límites en términos de capital económico para cada unidad de negocio y por tipo de riesgo.
- Establecimiento del proceso de autorización para nuevos productos y/o servicios que impliquen riesgo para la Institución por el Comité de Riesgos.

d) Herramientas y Analíticos.
- Medición continua de riesgos de crédito, mercado y liquidez, bajo metodologías y parámetros "consistentes".
- Indicadores de grados de diversificación (correlaciones).
- Establecimiento de procesos periódicos de análisis de sensibilidad, pruebas bajo condiciones extremas y revisión y calibración de modelos.
- Establecimientos de metodologías para monitoreo y control de riesgos operacionales y legales de acuerdo a estándares internacionales.
- Integración de los riesgos a través de la definición de "requerimiento de capital" para absorber los mismos.

e) Información.
- Reportes periódicos para el Comité de Riesgos, al Consejo de Administración, así como para las unidades tomadoras de riesgo, Finanzas y la Alta Dirección.

f) Plataforma Tecnológica
- Revisión integral de todos los sistemas fuente y de cálculo para las mediciones de riesgo.
- Proyectos de mejora, calidad y suficiencia de datos y automatización.

g) Auditoría y Contraloría
- Auditoría interna sobre el cumplimiento de la Circular 1423 e implantación de planes de cumplimiento por tipo y área de riesgo.

h) Programas de Capacitación

La Institución considera que a la fecha cumple cabalmente con las disposiciones de la Circular 1423, si bien se continúa en proyectos de mejora en mediciones y limitaciones, automatización de procesos y refinamientos metodológicos.

Auditoría a la implantación de la Circular 1423 por una firma de contadores públicos independientes sin observaciones de incumplimiento.

Marco Metodológico.

El balance general del banco se visualiza, para efectos de riesgo, de la siguiente manera:

a) Riesgo de Mercado (medido por metodología VeR).
- Portafolios de Operación e Inversión (inversiones en valores para negociar y disponibles para la venta, libro de reportos y operaciones con derivados relacionados).
- Balance Estructural (resto, incluyendo valores conservados a vencimiento y derivados para administración del riesgo estructural de tasas de interés).

b) Riesgo de Crédito: la medición de riesgos de crédito en Bancomer se fundamenta en la Pérdida Esperada y la Pérdida No Esperada; la primera es un indicador del valor actual por incumplimiento de pago relacionado con la cartera de créditos en los próximos 12 meses, mientras que la segunda es un indicador de dispersión alrededor de la pérdida esperada.
- Empresas y Corporativos (cartera de crédito tradicional, incluyendo PyMES, y exposiciones por inversiones en emisiones y como contrapartes en instrumentos derivados).
- Menudeo/Consumo (tarjeta de crédito, planes de financiamiento y cartera hipotecaria).

Claves de Cotización					
IPyC	OTC	PORTAL	Latibex	Bloomberg	Reuters
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB MM	GFBBB.MX

Calificaciones de Deuda				
	Largo Plazo		Corto Plazo	
Bancomer	Pesos	M.E.	Pesos	M.E.
S&P	BBB-	BBB-	A-3	A-3
Moody's	A1	A3	P-1	P-2
Fitch	BBB	BBB-	F2	F3

Contactos
Miguel Rivera José de Jesús Gomez Araceli Espinosa Yvonne Ochoa Rosellini Tel.(52-55) 5621-2718 Fax (52-55) 5621-7912 investor.relations@bbva.bancomer.com www.bancomer.com

BBVA Bancomer



3Q02

Management Discussion and Analysis

CONTENTS

Financial Highlights

Grupo Financiero BBVA Bancomer (GFBB)

- Net income was Ps. 1,711 million in 3Q02, 19.6% and 20.9% higher than in 2Q02 and 3Q01, respectively
- EPS was Ps. 0.18 in 3Q02 and Ps. 0.52 in 9M02
- ROAE was 14.4% and ROAA 1.6% in 3Q02 and 14.4% and 1.5%, respectively, in 9M02

Banking Business

- Net income was Ps. 1,603 million in 3Q02, 18.6% and 18.9% higher than in 2Q02 and 3Q01, respectively
- ROAE and ROAA was 15.6% and 1.5%, respectively, in 3Q02
- Net interest margin stood at 5.5% in 3Q02, 40 basis points higher than in 2Q02
- Non-interest income of Ps. 2,995 million in 3Q02 was 16.3% greater than in 3Q01
- Non-interest expense was Ps. 4,412 million in 3Q02, 0.7% lower than in 2Q02 and 10.6% lower than in 3Q01
- Efficiency ratio stood at 56.3% in 3Q02, compared to 57.2% in 2Q02 and 63.8% in 3Q01
- Loans to the private sector (commercial, consumer and mortgages) increased 2.1% in 3Q02 compared to 2Q02, leading to two consecutive quarters of positive performance and consumer loans increased 11.2% from 2Q02 to 3Q02
- Demand deposits as a percentage of total deposits increased from 40.2% in 3Q01 to 43.0% in 3Q02
- Capitalization ratio including market risk as of September 2002 of 15.4% with Tier 1 capital of 12.8%

Bank Subsidiaries

- Afore Bancomer reported net income of Ps. 337 million in 3Q02, 8.5% higher than in 3Q01
- Bancomer Transfer Services reported net income of Ps. 39 million in 3Q02, 23.0% greater than the previous quarter

Group Subsidiaries

- Seguros Bancomer reported net income of Ps. 79 million in 3Q02, 25.8% higher than in 2Q02
- Pensiones Bancomer registered net income of Ps. 53 million in 3Q02, 15.3% higher than in 2Q02
- Casa de Bolsa Bancomer registered net income of Ps. 18 million in 3Q02, 12.0% over the previous quarter
- Bancomer Gestión reported net income of Ps. 22 million in 3Q02

Figures shown are in constant Peso terms as of September 30, 2002 (Ps.). Growth rates are presented in real terms, unless otherwise specified.

GFBB Net Income (Ps. Million)


4,843
4,770
1,415
1,470
1,628
1,431
1,711
9M01
9M02
3Q01
4Q01
1Q02
2Q02
3Q02

GFBB EPS (Ps. Fully-Diluted)


0.52
0.52
0.15
0.16
0.18
0.15
0.18
9M01
9M02
3Q01
4Q01
1Q02
2Q02
3Q02

GFBB ROAE (% Annualized)


16.5
14.4
13.5
13.6
14.8
12.5
14.4
9M01
9M02
3Q01
4Q01
1Q02
2Q02
3Q02

GFBB ROAA (% Annualized)


1.5
1.5
1.3
1.4
1.5
1.3
1.6
9M01
9M02
3Q01
4Q01
1Q02
2Q02
3Q02

Banking Business Capitalization (%)
Net Capital to Risk-Weighted Assets


14.9
15.7
14.9
15.0
15.4
3Q01
4Q01
1Q02
2Q02
3Q02

Bancomer

Summary of Results and Selected Statistical Information

NOTE: In order to facilitate the comparative analysis of the Company's recurring business, the following document and discussion of the Income Statements for Grupo Financiero BBVA Bancomer and Subsidiaries and for the Banking Business and Subsidiaries were based on the Income Statements adjusted for the effects of the sale of the Company's stakė in Far-Ben in 2Q02, presented on pages 22 and 30, respectively.

Net Income Millions of Pesos	**9 Months 2002**	**9 Months 2001**	**3Q 2002**	**2Q 2002**	**3Q 2001**
GRUPO FINANCIERO BBVA BANCOMER	**4,770**	**4,843**	**1,711**	**1,431**	**1,415**
Holding company own income	(129)	(143)	(43)	(45)	(47)
Banking Business	4,501	4,626	1,603	1,352	1,348
Insurance Businesses	331	280	135	108	81
Casa de Bolsa Bancomer	70	111	18	16	41
Bancomer Gestión	66	0	22	23	0
Minority interest and others (1)	(69)	(31)	(24)	(23)	(7)

(1) Excludes Banking Business' subsidiary minority interest, includes minority interest of Seguros Bancomer and, as of 2Q02, includes result for Fianzas Probursa with 3Q01 correspondingly adjusted.

Grupo Financiero BBVA Bancomer **Balance Sheet** Millions of Pesos	**9 Months 2002**	**9 Months 2001**	**3Q 2002**	**2Q 2002**	**3Q 2001**
Assets					
Cash and due from banks	53,871	69,649	53,871	64,113	69,649
Investment and trading in securities and derivatives	77,078	48,566	77,078	73,001	48,566
Total loan portfolio	243,203	265,150	243,203	252,327	265,150
Loan-loss provisions	(12,563)	(16,368)	(12,563)	(12,922)	(16,368)
Deferred taxes	24,177	26,576	24,177	24,679	26,576
Other assets	41,406	39,335	41,406	36,507	39,335
Total Assets	**427,172**	**432,908**	**427,172**	**437,705**	**432,908**
Liabilities					
Traditional Funding	317,669	320,357	317,669	320,713	320,357
Bank and other loans	40,206	46,055	40,206	48,150	46,055
Subordinated debentures	5,328	8,198	5,328	6,496	8,198
Other liabilities	9,320	10,099	9,320	9,444	10,099
Total Liabilities	**372,523**	**384,709**	**372,523**	**384,803**	**384,709**
Total Shareholders' Equity	**54,649**	**48,199**	**54,649**	**52,902**	**48,199**
Income Statement					
Adjusted net interest margin	12,003	14,985	4,165	4,014	4,765
Net commission and fee income	8,902	7,921	3,196	2,850	2,984
Trading income	1,162	1,432	(68)	472	(310)
Total operating income	22,067	24,338	7,293	7,336	7,439
Non-interest expense	(13,647)	(15,676)	(4,484)	(4,536)	(5,100)
Operating income	8,420	8,662	2,809	2,800	2,339
Net income from ongoing operations	5,170	5,031	1,792	1,674	1,496
Net income	**4,770**	**4,843**	**1,711**	**1,431**	**1,415**

Grupo Financiero BBVA Bancomer Per Share Data and Market Capitalization	9 Months 2002	9 Months 2001	3Q 2002	2Q 2002	3Q 2001
Net Income (Millions of Pesos)	**4,770**	**4,843**	**1,711**	**1,431**	**1,415**
Efficiency (1)	57.0	61.3	56.3	57.3	64.5
Per share data					
Net income (2)					
Primary (3)	0.52	0.53	0.18	0.15	0.15
Fully diluted (3)	0.52	0.52	0.18	0.15	0.15
Majority equity book value (fully diluted)	5.29	4.64	5.29	5.12	4.64
Total shares outstanding (millions,end-of-period)	9,277	9,225	9,277	9,277	9,225
Total shares outstanding, fully diluted (millions, end-of-period)	9,277	9,276	9,277	9,277	9,276
Price (nominal Pesos)	7.29	6.58	7.29	8.12	6.58
Market capitalization (millions of nominal Pesos)	67,629	60,701	67,629	75,329	60,701
P/E	10.79	12.93	10.79	12.76	12.93
P/BV (4)	1.38	1.49	1.38	1.60	1.49
Per ADR data (USD) 5					
Net income					
Primary	1.08	1.14	0.37	0.32	0.33
Fully diluted	1.08	1.12	0.37	0.32	0.33
Book value, fully diluted	10.35	9.76	10.35	10.29	9.76

(1) Non-interest expense / total income, excluding provisions. (2) Based on 12-month trailing income. (3) Based on average outstanding shares for the period.
(4) Ratio in nominal terms (5) 20 ordinary series "B" shares per ADR.

Banking Business	9 Months 2002	9 Months 2001	3Q 2002	2Q 2002	3Q 2001
Branches (1)	1,676	1,803	1,676	1,681	1,803
ATMs	3,721	3,706	3,721	3,732	3,706
Employees	25,902	27,934	25,902	26,349	27,934
Profitability ratios (%)					
Net interest margin (2)	5.1	5.6	5.5	5.1	5.5
Return on average assets (ROAA) (2)	1.4	1.5	1.5	1.3	1.3
Return on average majority equity (ROAE) (2)	15.9	18.6	15.6	13.7	14.9
Efficiency (3)	57.0	60.7	56.3	57.2	63.8
Asset quality indicators (%)					
Net past-due loan ratio, excluding Fobaproa	(0.6)	(0.5)	(0.6)	(0.6)	(0.5)
Gross past-due loan ratio, including Fobaproa	4.8	5.8	4.8	4.8	5.8
Gross past-due loan ratio, excluding Fobaproa	7.0	8.8	7.0	7.3	8.8
Net past-due loan to equity ratio	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
Reserve coverage	108.5	105.6	108.5	107.6	105.6
Loan portfolio growth, real terms (4)	(2.8)	(8.2)	1.2	(1.0)	(1.7)
Capitalization ratios (%) (5)					
Tier-1 capital	12.8	11.1	12.8	11.9	11.1
Total capital	15.4	14.9	15.4	15.0	14.9

(1) As of 1Q02, the number of branches reported is only physical offices. (2) Annualized. (3) Non-interest expense / total income, excluding provisions.
(4) Excluding FOBAPROA. (5) Including credit and market risk.

Recent Events

Amortization of Cremi-Oriente note by IPAB

On September 30, 2002 the Mexican Bank Deposit Agency (IPAB) amortized in cash the principal amount of the note issued by the Mexican Bank Savings Protection Fund (FOBAPROA) which expired in September 2002 worth Ps. 10,012 million corresponding to the note resulting from the acquisition of liabilities of Banca Cremi, S.A. and Banco de Oriente, S.A. by BBV-México in October 1996.

Changes to the Retirement Savings Law

On October 8, 2002, the Senate approved a series of changes to the Ley del Sistema de Ahorro para el Retiro (Retirement Savings Law), among which we highlight the following:

- New Affiliates: Workers affiliated to the Mexican Institute for Social Security and Social Services for Government Employees (ISSSTE) and other public entities, as well as independent workers are now allowed to open an individual account with an Afore. Currently the system has 28.0 million affiliated workers while there are still an additional 24.2 million people without a formal retirement plan.
- Voluntary Savings: Workers affiliated to the Mexican Institute for Social Security (IMSS) are now allowed to open a complementary contributions account and a voluntary savings account in order to grow their retirement savings. Additionally, any worker not affiliated to IMSS can have an individual account for contributions to their retirement and voluntary retirement funds with access to these savings before retirement. Also noteworthy is the fact that according to tax regulation passed in December 2001, voluntary savings contributions of up to approximately Ps. 75,000 will be tax deductible starting January 2003.
- Commissions: The Board of the National Savings System Commission (CONSAR) now has authority to deny permission to change commission structures that are excessive or beyond market parameters and can now issue recommendations on the current commission structures. Additionally, the balances of workers that have not chosen an Afore will be assigned to the Afores with the lowest commissions. It is worth highlighting that Bancomer is one of the Afores with the lowest commissions in the market according to studies on equivalent commission structures published by CONSAR.
- Additional Benefits: Workers affiliated to the IMSS can now ask to have their voluntary savings balance transferred to their Workers' National Housing Funds Institute (INFONAVIT) balance to request a mortgage loan.
- Investment Framework: The range of investments was broadened, eliminating restrictions to incorporate municipal and state bonds, as well as the possibility to purchase foreign debt securities. More specific regulation for this change will most likely be ready until 2003.

The changes to this regulatory framework could become an important catalyst for future growth in this sector, as well as an important source of benefits for both system affiliates in regards alternatives for retirement savings.

Bancomer and Fundes-México sign an agreement to support SMEs

In July 2002, Bancomer signed an agreement with the Ministry of Economy and the Mexico Sustainable Development Fund (Fundes-México) to support 10 thousand micro, small and medium enterprises (SMEs) in purchasing computer and electronic equipment.

In 2002, a total of 4 thousand loans for basic computer equipment acquisition will be originated through Bancomer's 415-office specialized SME branch network around the country. A Basic Package will be offered to small companies and entrepreneurs which require a single piece of equipment, and an Extended Package for SMEs which require two to five pieces of equipment. Financing will be given over an 18-month period at a fixed rate with fixed payments and requires no initial down payment. Delivery and installation will be added at no cost.

Furthermore, Bancomer will offer its Business Package targeting the installation of 6 thousand point-of-sale terminals at no cost to SMEs in order to process credit card and debit card payments and will offer a checking account with the additional feature of insurance on sales billed through the system.

Bancomer's alliance with SMEs is of major importance given the fact that these companies account for 40% of domestic GDP and employ 66% of the working force. Bancomer has the advantage of being able to meet their very particular needs through its dedicated network, which is the largest and most specialized in this market segment.

Banking Business: Income Statement

GFBB's Banking Business reported net profit of Ps. 1,603 million in 3Q02, 18.6% higher than 2Q02 and 18.9% over that of 3Q01. This favorable result owes mainly to the combination of an increase in fee and commission income and the reduction in expenses, as well as the improvement in net interest income this quarter. Both fee income and expenses continue to perform well in 2002, contributing to stabilizing income facing an environment of lower interest rates and greater market volatility, increasing 11.9% and dropping 11.8%, respectively, in 9M02 compared to 9M01.

Banking Business: Income Statement Millions of Pesos	**9 Meses 2002**	**9 Meses 2001**	**3T 2002**	**2T 2002**	**3T 2001**
Net interest income	**13,879**	**16,001**	**4,835**	**4,592**	**5,156**
Loan-loss provisions	(1,887)	(1,210)	(671)	(580)	(462)
Margen Financiero Ajustado	**11,992**	**14,791**	**4,164**	**4,012**	**4,694**
Net interest income after provisions	**9,632**	**9,011**	**2,995**	**3,184**	**2,576**
Fee and commission income	8,530	7,622	3,079	2,721	2,903
Trading income	1,102	1,389	(84)	463	(327)
Operating income	**21,624**	**23,802**	**7,159**	**7,196**	**7,270**
Non-interest expense	(13,396)	(15,184)	(4,412)	(4,445)	(4,935)
Net Operating income	**8,228**	**8,618**	**2,747**	**2,751**	**2,335**
Other income (expense) (net)	(218)	(738)	(22)	(83)	(110)
Net monetary gain (loss) (others)	(471)	(399)	(128)	(161)	75
Net Income before taxes	**7,539**	**7,481**	**2,597**	**2,507**	**2,300**
Incurred income tax and profit-sharing	(445)	(596)	(193)	(88)	(227)
Deferred income tax and profit-sharing	(1,872)	(2,072)	(596)	(666)	(575)
Net income before non-cons. subs., assoc. & affiliates	**5,222**	**4,813**	**1,808**	**1,753**	**1,498**
Net income from non-cons. subs., assoc. & affiliates	(319)	(3)	(122)	(158)	(72)
Net income from ongoing operations	**4,903**	**4,810**	**1,686**	**1,595**	**1,426**
Discontinued operations, extraordinary items and changes in accounting policies (1)	(210)	0	0	(210)	0
Net income before minority interest	**4,693**	**4,810**	**1,686**	**1,385**	**1,426**
Minority interest	(192)	(184)	(83)	(33)	(78)
Net income	**4,501**	**4,626**	**1,603**	**1,352**	**1,348**

(1) For comparability purposes, this Income Statement accounts for the effect of the sale of Far-Ben carried out in 2Q02 as an extraordinary item (see Financial Statements in Appendix).

Net Interest Margin

Net interest margin stood at 5.5% in 3Q02, a 40 basis point improvement over the previous quarter. This positive outcome for the quarter is attributable to several factors worth highlighting: the increasing contribution of net interest income resulting mainly from the growth in consumer loans; the ongoing improvement in both funding price and mix; a lower balance of interest-earning assets due to the amortization of the Cremi-Oriente note last September 30; the favorable result in the repurchase agreement business credited to a steepening of the yield curve over the quarter and; finally, the 40 basis point increase in the average 28-day interbank rate (TIIE) over the same period.

Furthermore, it is important to highlight the fact that, as interest rates have dropped, the ratio of net interest margin as a percent of TIIE has increased. That is, in 3Q01, the net interest margin was equal to 52.9% of TIIE, whereas in 2Q02 it increased to 67.1% and in 3Q02 stood at 67.9%

The trend in net interest margin has improved gradually in 2002, going from 4.9% in the first three months of the year, to 5.0% in the first half and then to 5.1% as of the first nine months.


10.4
7.7
8.1
5.5
5.1
5.5
3T01
2T02
3T02
Average 28-Day TIIE
NIM

Banking Business: Net Interest Margin Millions of Pesos	9 Months 2002	9 Months 2001	3Q 2002	2Q 2002	3Q 2001
Net interest income on loans and deposits	**12,269**	**14,271**	**4,275**	**4,003**	**4,611**
Interest income on loans and equity investments	23,125	36,919	7,810	7,508	10,149
Interest expense on deposits and funding	(10,856)	(22,648)	(3,535)	(3,505)	(5,538)
Net fee and commission income	**276**	**333**	**86**	**81**	**74**
Fee and commission income	276	333	86	81	74
Fee and commission expense	0	0	0	0	0
Net interest income on repo transactions	**659**	**351**	**284**	**252**	**255**
Repo interest income	11,645	11,262	4,021	3,632	3,128
Repo interest expense	(10,986)	(10,911)	(3,737)	(3,380)	(2,873)
Net interest income before monetary result	**13,204**	**14,955**	**4,645**	**4,336**	**4,940**
Monetary gain (loss)	**675**	**1,046**	**190**	**256**	**216**
Net interest income	**13,879**	**16,001**	**4,835**	**4,592**	**5,156**
Net interest margin (%) (1)	**5.1%**	**5.6%**	**5.5%**	**5.1%**	**5.5%**
Average interest-earning assets (2)	360,618	381,236	354,448	361,202	376,671

(1) Annualized. (2) Includes the gross balance of the Fobaproa note.

Non-Interest Income

Non-interest income for the Banking Business reached Ps. 2,995 million in 3Q02, a 16.3% increase over 3Q01, mainly attributable to 6.1% growth in fees and commissions and 70.7% higher income from currency exchange over the same period. Nonetheless, the spike in interest rates at the closing of the quarter resulted in an unrealized loss in valuation of the securities held in the trading portfolio.

On an accumulated basis, non-interest income to September 2002 was Ps. 9,632 million, 6.9% higher than the same year-earlier period.

Fee and Commission Income

Fee income for the Banking Business reached Ps. 3,079 million in 3Q02, a 13.2% increase over the previous quarter, and a 6.1% improvement compared to 3Q01, owing to a 25.0% increase in fees from credit cards and ATMs, 8.0% in money remittances, 7.0% in insurance and 5.7% in account management fees over the same latter period.

For the first nine months of 2002, it is worth highlighting growth in fee income of 11.9% attributable to increases such as 26.0% in credit cards and ATMs, 22.4% in money remittances, 11.2% in account management and 11.1% in insurance fees over the same period.

Fee income in 3Q02 accounted for 69.8% of operating expenses for the period as compared to 61.2% in the previous quarter and 58.8% in 3Q01, reiterating the relevance of this item in stabilizing Banking Business revenues. On an accumulated basis, fee income was 63.7% of operating expenses as of September 2002 versus 50.2% a year earlier.

Trading Income

The result in trading income was a loss of Ps. 84 million in 3Q02. This result combines Ps. 277 million in income from the currency exchange business (70.7% higher than in 3Q01) and, on the other hand, the effect in valuation of the mostly fixed-income securities portfolio which, when marked to market, led to a Ps. 310 million unrealized loss as interest rates peaked over the last two weeks of the third quarter.

Banking Business: Non-Interest Income Millions of Pesos	9 Months 2002	9 Months 2001	3Q 2002	2Q 2002	3Q 2001
Non-interest income	**9,632**	**9,011**	**2,995**	**3,184**	**2,576**
Net fee and commission income	**8,530**	**7,622**	**3,079**	**2,721**	**2,903**
Account management	1,701	1,530	593	579	561
Money transfers and remittances	1,235	1,009	460	438	426
Credit card and ATMs	2,186	1,735	765	748	612
Mutual fund management	787	822	264	276	288
Pension fund and SAR management	2,001	1,953	797	460	772
Insurance	351	316	122	116	114
Others	269	257	78	104	130
Trading income	**1,102**	**1,389**	**(83)**	**463**	**(327)**
Currency exchange(1)	726	565	227	273	133
Other trading income	376	824	(310)	190	(460)

(1) As of 2Q02, the table presents a breakdown of the Bank's currency exchange business in order to trace its recurrent nature
Data for 3Q01 was reconstructed under the same criteria

Non-Interest Expense

For the ninth consecutive quarter, non-interest expense for the Banking Business dropped, reaching Ps. 4,412 million in 3Q02, a 0.7% reduction over the previous quarter and a 10.6% drop as compared to 3Q01.

Manageable expenses (wages and employee benefits and administrative and operating expenses) were down 0.8% in 3Q02 versus 2Q02 and stood at Ps. 3,303 million.

This favorable trend in expenses is increasingly evident in the 11.8% decrease achieved over the first nine months of 2002 compared to the same year-earlier period, owing to a 17.2% and 3.4% reduction in administrative and operating expenses and in wages and employee benefits, respectively, over the same period. The items which stand out in cost savings are wages to management and employees, benefits, professional service fees, communications and office supplies.

Banking Business: Non-Interest Expense Millions of Pesos	9 Months 2002	9 Months 2001	3Q 2002	2Q 2002	3Q 2001
Non-interest Expense	**13,396**	**15,184**	**4,412**	**4,445**	**4,935**
Wages and employee benefits	6,025	6,239	1,941	2,033	2,064
Administrative & operating expenses	3,985	4,813	1,362	1,298	1,460
Rents, depreciation & amortization	1,700	2,113	551	566	720
Taxes other than income tax and profit-sharing	670	946	213	222	331
Contribution to IPAB	1,016	1,073	345	326	360

Breakdown Analysis of Recurring Income and Expenses

The manageable items of the Banking Business (net interest margin, fee income and expenses) continue to stabilize profitability levels.

On an annualized basis, the net interest margin was 4.53% of total average assets in 3Q02, contributing 61.1% of total income versus 4.93% and 64.0%, respectively, in 3Q01. The main reason for the lesser contribution of net interest margin to total income is the 230 basis point drop in the average 28-day interbank rate (TIIE) over the same period.

However, in 3Q02, the percent of annualized fee income as a percent of total average assets represents an additional 10 basis points over 3Q01. This quarter, fee income contributed 38.9% of total income as compared to 36.0% in the same year-earlier period.

Furthermore, total annualized expense continues its downward trend, dropping to 4.13% of total average assets in 3Q02 from 4.72% in 3Q01.

Thus, the differential between income and expenses as a percentage of total average assets was up from 2.99% in 3Q01 to 3.28% this quarter. On an accumulated basis, the trend is the same, as this spread increases 15 basis points from 2.65% in 9M01 to 2.80% in 9M02.

The effort put in to managing the more recurring lines of income and expense has been capitalized via efficiency gains, with the efficiency ratio dropping 90 basis points from 2Q02 to 3Q02 and decreasing 7.5 percentage points from 3Q01 to 3Q02. Accordingly, this ratio stood at 57.6% in 9M02 compared to 60.7% in 9M01.

Banking Business: Income and Expense Breakdown Analysis Millions of Pesos	**9 Months 2002**	**9 Months 2001**	**3Q 2002**	**2Q 2002**	**3Q 2001**
Net interest income	13,879	16,001	4,835	4,592	5,156
Commission and fee income	8,530	7,622	3,079	2,721	2,903
Total income	22,409	23,623	7,914	7,313	8,059
Total expenses	13,396	15,184	4,412	4,445	4,935
Total Average Assets	**428,725**	**425,134**	**426,924**	**426,764**	**418,344**
Net interest income	4.32%	5.02%	4.53%	4.30%	4.93%
Commission and fee income	2.65%	2.39%	2.88%	2.55%	2.78%
Total income (A)	6.97%	7.41%	7.41%	6.85%	7.71%
Total expenses (B)	4.17%	4.76%	4.13%	4.17%	4.72%
Difference (A-B)	**2.80%**	**2.65%**	**3.28%**	**2.68%**	**2.99%**
Efficiency (includes trading income)	**57.0%**	**60.7%**	**56.3%**	**57.2%**	**63.8%**

Banking Business: Balance Sheet

Cash and Due From Banks

The balance of cash and due from banks in 3Q02 was Ps. 53,771 million, a Ps. 10,253 million reduction compared to 2Q02, owing mainly to the temporary increase in the settlement position of foreign currency trading which was registered in "Receivables, sundry debtors and advance payments" at the closing of September, as well as to the increase in tradable securities positions. The balance of "Cash and due from banks" already accounts for the impact of the new regulatory deposit imposed by Banco de México of Ps. 28,874 million as of September 2002, from Ps. 20,735 million in June 2002. The remaining balance to reach a total of Ps. 36,093 million was deposited over the first week of October.

Performing Loans

For a second consecutive quarter, loans to the private sector (commercial, consumer and mortgage) presented growth in 3Q02, up 2.1% versus 2Q02. Consequently, the weighting of this segment in the total loan portfolio increased from 82.3% in 2Q02 to 83.1% in 3Q02. Over the past 12 months, the private loan book has increased by Ps. 663 million. The total loan *portfolio showed a positive trend, increasing 1.2% in 3Q02 versus 2Q02, even including the effect of the 3.3% drop in* government loan balances over the same period.

The consumer loan portfolio in tandem presented positive results, growing by Ps. 1,904 million, or 11.2%, from 2Q02 to 3Q02 as a result of continued strong performance in the consumer loan segment with, particularly payroll (Creditón Nómina), auto and credit card origination. Furthermore, this portfolio balance has grown by Ps. 5,254 million over the past twelve months, or 38.3%. Hence, total loans continue to prove to be an important catalyst for interest income.

Commercial loans were up 3.1% in 3Q02 over the previous quarter, highlighting the fact that the Peso book increased 5.0% over the same period and 9.3% over the last year. On the other hand, the Dollar balance had a marginal 0.7% reduction from 2Q02 to 3Q02 and a 9.9% drop in 3Q02 compared to 3Q01, owing to the migration of credit from dollars to pesos that can be observed recently throughout the banking system.

Furthermore, in 3Q02, Bancomer actively participated in investment banking transactions totaling Ps. 3,700 million and USD 1,322 million. As of September 2002, Bancomer consolidated itself as a leading intermediary in placing domestic bonds, with 22.2% market share in corporate bond placements, once again stressing the fact that this represents an important source of fee income.

Banking Business: Performing Loans [1] Millions of Pesos		Commercial	Financial Entities	Consumer	Mortgage	Loans to Private Sector	Government Entities	Total
3Q02	Pesos	33,991	0	18,972	10,563	63,526	9,311	72,837
	USD	33,329	0	0	0	33,329	4,760	38,089
	UDIS	1,389	0	0	29,992	31,381	11,948	43,329
	Total	**68,709**	**0**	**18,972**	**40,555**	**128,236**	**26,019**	**154,255**
2Q02	Pesos	32,365	0	17,068	11,123	60,556	8,834	69,390
	USD	32,679	0	0	0	32,679	5,997	38,676
	UDIS	1,629	0	0	30,690	32,319	12,086	44,405
	Total	**66,673**	**0**	**17,068**	**41,813**	**125,554**	**26,917**	**152,471**
3Q01	Pesos	31,100	0	13,718	11,262	56,080	15,626	71,706
	USD	34,377	0	0	0	34,377	4,126	38,503
	UDIS	2,801	0	0	34,315	37,116	12,474	49,590
	Total	**68,278**	**0**	**13,718**	**45,577**	**127,573**	**32,226**	**159,799**

(1) Excludes FOBAPROA.

Fobaproa

The balance of Fobaproa/IPAB notes for the Banking Business, net of deposits in checking accounts, reached Ps. 104,677 million at the end of September 2002. Net of reserves worth Ps. 27,311 million, the total balance reached Ps. 77,366 million as of the same date. Also important is the expiration last September 30 of the Cremi-Oriente note with a principal balance of Ps. 10,012 million amortized in cash by IPAB on that same date *(see Recent Events, pg. 5).*

Banking Business: Fobaproa/IPAB Notes Millions of Pesos, September 2002	Notes with loss sharing	Notes without loss sharing	Total
Gross balance of notes	90,195	30,930	121,125
Deposits in checking accounts	(15,418)	(1,030)	(16,448)
Balance of notes net of deposits	**74,777**	**29,900**	**104,677**
Reserves	(27,311)	0	(27,311)
Balance of notes net of reserves	**47,466**	**29,900**	**77,366**

The balance of Fobaproa notes with loss-sharing or incentive schemes, net of checking account deposits, was Ps. 74,777 million as of September, 2002. Net of reserves, this balance reached Ps. 47,466 million as of the same date. Recoveries (including repossessed assets) accounted for 21.2% of the gross note as of September, 2002.

Banking Business: Fobaproa Notes with Loss Sharing Millions of Pesos, September 2002	Balance			Recovery as % of Gross Balance		
	Commercial	Mortgage	Total	Commercial	Mortgage	Total
Gross balance of notes	67,489	22,706	**90,195**			
Deposits in checking accounts	(11,116)	(4,302)	**(15,418)**	16.5%	18.9%	17.1%
Balance of notes net of deposits	**56,373**	**18,404**	**74,777**			
Reserves	(22,710)	(4,601)	**(27,311)**			
Net balance of notes	**33,663**	**13,803**	**47,466**			
Recoverable base						
Repossessed assets	3,476	197	**3,673**	5.2%	0.9%	4.1%
Originating loans	6,592	9,444	**16,036**			
Accumulated interest	7,103	4,372	**11,475**			
Total	**17,171**	**14,013**	**31,184**	21.7%	19.8%	21.2%

The maximum contingency on Fobaproa notes as of September 30, 2002 was Ps. 27,311 million, including Ps. 8,605 million of the incentive scheme. This contingency is 100% reserved as of September 2002, assuming 0% recovery. Any future recoveries on this portfolio would be registered as income for the bank. Assuming a scenario of 20% recovery on the base, the bank could register income of Ps. 1,630 million.

Recoveries (Millions of Pesos) As a % of Recoverable Base As a % of Fobaproa Note	0.00% 0.00%	20.00% 8.34%	40.00% 16.68%	60.00% 25.02%
Balance of notes net of deposits	74,777	74,777	74,777	74,777
Additional recovery	0	(6,237)	(12,474)	(18,710)
Net balance	**74,777**	**68,540**	**62,303**	**56,067**
Loss sharing (25% of Balance of notes net of deposits) (1)	18,706	17,149	15,590	14,031
Incentive scheme	8,605	8,532	8,029	7,473
Total contingency	**27,311**	**25,681**	**23,619**	**21,504**
Current reserves	(27,311)	(27,311)	(27,311)	(27,311)
Maximum additional contingency (benefit)	**0**	**(1,630)**	**(3,692)**	**(5,807)**

(1) In the case of a note totaling Ps.279 million, the loss sharing is 30%.

Asset Quality

Loan Portfolio Rating

As of September 2002, A and B rated loans accounted for 94.6% of the total loan portfolio, compared to 93.0% as of September 2001. Reserve requirements on this portfolio stood at Ps. 12,559 million at the end of 3Q02, which includes 100% reserves on past-due interest and charge-offs taken after the portfolio rating.

Banking Business: Loan Portfolio Rating Millions of Pesos Risk Level	Balance	%	Reserve	%
A	261,410	88.0%	956	7.5%
B	19,554	6.6%	2,507	19.7%
C	9,005	3.0%	3,400	26.8%
D	5,069	1.7%	3,625	28.6%
E	1,981	0.7%	2,214	17.4%
TOTAL	**297,019**	**100.0%**	**12,701**	**100.0%**
Minus:				
Loan charge-offs			142	
Total requirement	**297,019**		**12,559**	

Commerical loan rating based on end-of- September balances and mortgage and consumer loan ratings on end-of-August balances.
Includes gross balance of the Fobaproa/IPAB notes.

Non-Performing Loans

The non-performing loan balance dropped 3.5% in 3Q02 and 25.2% over the past twelve months, closing at Ps. 11,582 million at the end of September 2002. The NPL ratio thus stood at 4.8% at September 2002, comparing favorably to 5.8% at September 2001.

Banking Business: Non-Performing Loans Millions of Pesos		Commercial	Financial Entities	Consumer	Mortage	Government Entities	Total
3Q02	Pesos	2,115	0	953	2,154	0	**5,222**
	USD	2,162	0	0	0	0	**2,162**
	UDIS	698	0	0	3,500	0	**4,198**
	Total	**4,975**	**0**	**953**	**5,654**	**0**	**11,582**
2Q02	Pesos	1,736	0	998	2,069	0	**4,803**
	USD	2,589	0	0	0	0	**2,589**
	UDIS	664	0	0	3,952	0	**4,616**
	Total	**4,989**	**0**	**998**	**6,021**	**0**	**12,008**
3Q01	Pesos	2,863	0	965	3,913	0	**7,741**
	USD	3,510	0	0	0	0	**3,510**
	UDIS	825	0	0	3,407	0	**4,232**
	Total	**7,199**	**0**	**965**	**7,320**	**0**	**15,483**

Provisions for Loan Losses

A total of Ps. 671 million in loan loss provisions were registered on the income statement in 3Q02, equivalent to 0.4% of total average loans for the quarter. For the first nine months of 2002, in annualized terms, loan loss provisions are 1.6% of performing loans. With these additional reserves, the past-due loan coverage ratio was 108.5% as of September 2002.

Banking Business: Loan Loss Provisions Millions of Pesos	**9 Months 2002**	**9 Months 2001**	**3Q 2002**	**2Q 2002**	**3Q 2001**
Provisions for loan losses (end-of-period)	**12,563**	**16,343**	**12,563**	**12,922**	**16,343**
As % of end-of-period gross loans (1)	**7.6**	**9.3**	**7.6**	**7.9**	**9.3**
As % of end-of-period gross past-due loans	**108.5**	**105.6**	**108.5**	**107.6**	**105.6**
Allocation to provisions	**(4,275)**	**(11,477)**	**(1,089)**	**(1,661)**	**(1,117)**
Provisions for loan losses					
Beginning balance	**14,703**	**25,172**	**12,922**	**13,808**	**16,882**
Plus:					
Charges to results	1,887	1,210	671	580	462
Charge-off recoveries	122	107	33	31	28
Others (2)	0	1,772	0	0	0
	2,009	3,089	704	611	490
Minus:					
Charge-offs for consumer loans	(394)	(232)	(228)	(64)	(158)
Charge-offs for commercial loans	(1,359)	(8,852)	(155)	(887)	(228)
Charge-offs for mortgage loans	(1,465)	(1,329)	(347)	(379)	(365)
Subtotal charge-offs	(3,218)	(10,413)	(730)	(1,329)	(751)
Applications to performing commercial loans (Punto Final)	(16)	(45)	(5)	(3)	(12)
Applications to performing mortgage loans (Punto Final)	(1,041)	(1,019)	(354)	(329)	(355)
Subtotal applications to performing loans	(1,057)	(1,064)	(359)	(332)	(367)
Monetary loss	126	(441)	26	164	88
	(4,149)	**(11,918)**	**(1,063)**	**(1,497)**	**(1,029)**
Ending balance	**12,563**	**16,343**	**12,563**	**12,922**	**16,343**

(1) Excludes Fobaproa/IPAB.
(2) Includes loan loss provisions reinstated related to the 1Q01 rent program totaling Ps.1,561 million.

The cost of the Banking Business' debtor-support programs in 3Q02 was Ps. 359 million. The balance of mortgage loans and commercial loans benefiting from these programs was Ps. 27,442 million and Ps. 651 million, respectively, as of September 2002.

Deferred Taxes

In 3Q02, the closing balance of net deferred taxes for the Banking Business dropped Ps. 504 million to close at Ps. 23,956 million as of September 2002. The breakdown of this amount was Ps. 25,166 million in deferred tax assets and Ps. 1,210 million in deferred tax liabilities.

Of total deferred tax assets as of September 2002, 52.0% is accounted for by loan-loss provisions, 40.5% by tax-loss carryforwards, 1.5% from tax losses on equity sales and the remaining 6.0% by other concepts.

The balance of deferred taxes has been reduced by Ps. 2,328 million over the past twelve months.

Deposits

Total deposits for the Banking Business dropped Ps. 6,645 million, or 1.8%, from 3Q01 to 3Q02. In peso terms, the increase in deposits was 3.2% for the same period. This growth is in part attributable to a 6.1% increase in checking and savings balances, highlighting the continued success of the savings account, Libretón, which has reached market share of 46.7% as of August 2002. The latter has improved the funding mix where in 3Q02 demand deposits account for 43.0% of traditional funding from 40.2% in 3Q01.

Mutual fund balances have increased 17.7% over the past twelve months, despite a 5.8% reduction from 2Q02 to 3Q02 owing to investors reacting to higher interest rates in this period.

Banking Business: Deposits Millions of Pesos		Checking & Savings	Time/ Branch Network	Bank Bonds	Mutual Funds	Branch Deposits	Time/ Treasury	Total Deposits
3Q02	Pesos	108,639	141,617	0	57,757	308,013	29,759	337,772
	USD	28,583	6,613	0	0	35,196	3,178	38,374
	UDIS	0	7	0	0	7	437	444
	Total	**137,223**	**148,237**	**0**	**57,757**	**343,216**	**33,374**	**376,590**
2Q02	Pesos	112,037	147,707	0	61,293	321,037	27,376	348,413
	USD	25,940	5,848	0	0	31,788	2,681	34,469
	UDIS	0	7	0	0	7	317	324
	Total	**137,976**	**153,562**	**0**	**61,293**	**352,831**	**30,374**	**383,206**
3Q01	Pesos	102,431	146,294	1,268	49,051	299,044	28,203	327,247
	USD	26,544	11,808	0	0	38,352	3,459	41,811
	UDIS	0	241	0	0	241	646	887
	Total	**128,975**	**158,343**	**1,268**	**49,051**	**337,637**	**32,308**	**369,945**

Debt

In 3Q02, short-term bank debt for the Banking Business decreased Ps. 7,250 million, or 24.4%, compared to 2Q02 and long-term debt was reduced Ps. 1,862 million, or 7.5%, over the same period. The lower short-term balance is attributable to the use of proceeds of the cash payment of the Cremi-Oriente note of Ps. 10,012 million, whereas the long-term debt reduction owes to the reduction in the balance of subordinated debt as a result of the amortization of a subordinated debt issue worth USD 99 million.

Banking Business: Debt Millions of Pesos		Loans on Demand	Short Term Loans	Short Term Debt	Long Term Loans	Subordinated Debentures	Long Term Debt	Total Debt
3Q02	Pesos	0	19,215	19,215	7,947	2,617	10,564	29,779
	USD	0	3,262	3,262	9,782	2,711	12,493	15,755
	UDIS	0	0	0	0	0	0	0
	Total	**0**	**22,477**	**22,477**	**17,729**	**5,328**	**23,057**	**45,534**
2Q02	Pesos	3	25,707	25,710	8,273	2,695	10,968	36,678
	USD	0	4,017	4,017	10,150	3,801	13,951	17,968
	UDIS	0	0	0	0	0	0	0
	Total	**3**	**29,724**	**29,727**	**18,423**	**6,496**	**24,919**	**54,646**
3Q01	Pesos	1,680	14,877	16,557	9,851	2,926	12,777	29,334
	USD	1,548	5,187	6,735	12,912	3,948	16,861	23,595
	UDIS	0	0	0	0	1,323	1,323	1,323
	Total	**3,228**	**20,064**	**23,292**	**22,763**	**8,198**	**30,961**	**54,252**

Capitalization

The Banking Business' estimated total capitalization ratio as of September 2002, including market risk, was 15.4% with Tier 1 capitalization ratio as of the same date of 12.8%, compared to 15.0% and 11.9% (based on 2002 rules), respectively, as of June 2002. For additional information regarding capitalization ratios for Bancomer and Bancomer Servicios, see Condensed Notes (pg. 34).

Based on pro-forma 2003 capitalization rules, the Banking Business' total estimated capitalization ratio as of September 2002 would be 12.8%, including market risk, and the Tier 1 capitalization ratio would be 9.7%.

Banking Business: Capitalization Millions of Pesos	September 2002		June 2002		September 2001	
Tier-1 Capital	31,902		29,322		27,225	
Tier-2 Capital	6,496		7,651		9,268	
Net Capital	**38,398**		**36,972**		**36,493**	
	Credit Risk	Credit and market risk	Credit Risk	Credit and market risk	Credit Risk	Credit and market risk
% of Risk weighted assets						
Tier-1 Capital	16.92%	12.80%	15.51%	11.91%	13.50%	11.14%
Tier-2 Capital	3.45%	2.61%	4.05%	3.11%	4.60%	3.79%
Net Capital	**20.37%**	**15.41%**	**19.55%**	**15.02%**	**18.10%**	**14.93%**
Risk-weighted assets	188,499	249,223	189,090	246,182	201,641	244,465

Non-Banking Businesses

In 3Q02, the non-banking businesses once again played an important role in contributing to Group earnings, accounting for 26.0% of GFBB's quarterly income.

Afore Bancomer

Afore Bancomer reported net income of Ps. 337 million in 3Q02, 8.5% higher than in 3Q01. Total equity reached Ps. 1,749 million as of September 2002.

Siefore Bancomer reached Ps. 63,827 million in assets under management as of August 31, 2002, a 24.5% growth over the last year, equivalent to 21.6% of total market share. As of September 2002, Afore Bancomer reached a total of 4.2 million clients, equivalent to 14.8% of the entire system.

Seguros Bancomer

Net income for 3Q02 was Ps. 79 million for Seguros Bancomer, 25.8% higher than in 2Q02. Shareholder's equity reached Ps. 869 million as of September 30, 2002. Total issued premiums issued at the branch network reached Ps. 1,423 million in 3Q02, a 17.8% increase over the previous year. Seguros Bancomer has successfully maintained its leadership in the bancassurance market with 39.0% share of issued premiums as of June 2002.

Pensiones Bancomer

Pensiones Bancomer reported net income of Ps. 53 million in 3Q02, 15.3% higher than in 2Q02. Shareholder's equity as of September 30, 2002 stood at Ps. 451 million. This company is leader in the pension fund industry in Mexico with Ps. 11,860 million in reserves as of September 2002, equal to 21.1% total market share.

Casa de Bolsa Bancomer

The brokerage business grossed Ps. 18 million in net income in 3Q02, 12.0% higher than the previous quarter. Shareholder's equity as of September 30, 2002 reached Ps. 842 million.

Bancomer Transfer Services

Bancomer Transfer Services (BTS) netted Ps. 39 million in income in 3Q02, 23.0% higher than in 2Q02. BTS carried out 3.5 million transactions over the quarter, 23.8% more than in 3Q01. The total amount of money transfers was USD 1,349 million in 3Q02, 26.0% higher than in 3Q01.

Bancomer Gestión

Bancomer Gestión reported net income of Ps. 22 million in 3Q02. Total assets under management reached Ps. 61,056 million and this subsidiary boasts first place in fixed-income mutual funds with 22.6% market share as of September 2002.

Appendix

GFBB's equity stake breakdown by subsidiary is detailed in the following table:

	3Q 2002	2Q 2002	3Q 2001
Bancomer	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%
Seguros BBV Probursa	0.00%	0.00%	99.99%
Pensiones Bancomer	99.99%	99.99%	99.99%
Preventis	75.01%	0.00%	0.00%
Factoraje Probursa (1)	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%
Crédito Familiar	0.00%	0.00%	51.00%
GFB Servicios	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	0.00%

(1) In liquidation process.

All figures included in this report are expressed in constant peso (Ps.) terms as of September 30, 2002. All growth rates included in this report are in real Peso terms. Figures have been converted from nominal Pesos using the following UDI inflation adjustment factors:

	3Q 2002	2Q 2002	3Q 2001
End-of-period (Ps. per UDI)	3.1667	3.1288	3.0126
Inflation adjustment factor	1.0000	1.0121	1.0512

Conversion of nominal Pesos into U.S. Dollars may be obtained by using the following exchange rates:

	9 Months 2002	9 Months 2001	3Q 2002	2Q 2002	3Q 2001
End-of-period	10.2299	9.5098	10.2299	9.9568	9.5098
Average	9.5783	9.3597	9.9756	9.6617	9.2835

Certain amounts and percentages included in this document have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

The financial statements included in this report, consolidated with those of the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation, were prepared according to the Accounting Principles Applicable to Financial Holding Companies, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV") according to Article 30 of the Law of Financial Institutions, of general observance and compulsory, consistently applied, reflecting the operations carried out by the holding company, the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation until the stated date, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

Following ruling 1489 of the CNBV, Grupo Financiero BBVA Bancomer's financial statements have been prepared on a consolidated basis. Consolidated companies include Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos, and Bancomer Gestión.

The financial statements of the Banking Business have also been prepared on a consolidated basis, in accordance to ruling 1488 of the CNBV. Consolidated subsidiaries include, among others: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Mano de Obra para Construcción, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer, Inmobiliaria Corbema, BBV Derivados México, Nueva Inmobiliaria and Opción Volcán.

The financial information contained in this report is based on the unaudited financial statements of GFBB and each one of its subsidiaries, and has been prepared in accordance with the rules, regulations, and accounting principles set forth by Mexican regulatory authorities.

According to transitory dispositions in CNBV's Ruling 1488, as of 2002, mortgage loans that are past-due for 150 days are considered non-performing.

On May 14, 2002, the Ministry of Finance (Secretaría de Hacienda y Crédito Público) published modifications to capitalization rules. The main changes are the following:

1. *Investments in related companies, including those publicly traded, are deducted from Tier-1 capital. If an investment in a related company is a result of debt restructuring, then it is deducted after five years.*
2. *Shortfalls in regulatory capital in investments in financial entities with regulatory capitalization requirements are deducted from Tier-1 Capital.*
3. *Mortgage loans with development bank guarantees are risk-weighted at 10% if guaranteed and at 50% if not.*
4. *Mortgage loans granted with Infonavit funds are risk-weighted at 75%.*

In the case of GFBB, the company decided to accept a regulatory facility in regards to item one which allows for non-retroactive weighting for positions owned previous to the change in requirements. This decision can be modified at GFBB's request. At the time GFBB decides to pay dividends, this deduction must be applied.

In regards to the second item, there were no shortfalls in regulatory capital in investments in financial entities with regulatory capitalization requirements. In regards to the third item, for GFBB the only loans that applied were those related to FOVI, which are already weighted correctly. Finally, in regards to the fourth item, GFBB held no loans with Infonavit, therefore there was no need to change the capitalization calculation.

Thus, the capitalization ratio presented in this document was not affected by changes in regulation.

GFBB calculates ROAE netting out from stockholders' equity the net income for the period.

Grupo Financiero BBVA Bancomer

- Consolidated Balance Sheet
- Consolidated Memorandum Accounts
- Consolidated Income Statement
- Consolidated Statement of Changes in Financial Situation
- Consolidated Statement of Changes in Stockholders' Equity

Banking Business

- Balance Sheet
- Memorandum Accounts
- Income Statement
- Condensed Notes

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Expressed in terms of purchasing power as of September 30, 2002

Millions of Pesos	Sep 2002	Jun 2002	Mar 2002	Dec 2001	Sep 2001
ASSETS					
Cash and due from banks	**53,871**	**64,113**	**54,667**	**66,872**	**69,649**
Investment in securities	**76,998**	**72,978**	**70,486**	**66,849**	**48,352**
Tradable	51,005	46,312	43,749	37,089	15,318
For sale	4,832	5,294	5,536	8,255	11,008
Held to maturity	21,161	21,372	21,201	21,505	22,026
Transactions with securities and derivatives	**80**	**23**	**426**	**136**	**214**
Balance on repo transactions	40	8	44	39	201
Derivatives	40	15	382	97	13
Performing loans					
Commercial	68,709	66,674	63,208	67,261	67,989
Loans to financial entities	0	0	0	0	0
Consumer	18,972	17,067	15,614	14,996	14,031
Mortgage	40,555	41,813	43,169	44,585	45,577
Government entities	26,019	26,916	32,018	31,935	32,227
Loans to FOBAPROA or IPAB	77,366	87,848	88,605	88,880	89,840
Total performing loans	**231,621**	**240,318**	**242,614**	**247,657**	**249,664**
Past-due loans					
Commercial	4,975	4,990	5,256	5,839	7,199
Consumer	953	998	941	931	967
Mortgage	5,654	6,021	6,121	6,367	7,320
Total past-due loans	**11,582**	**12,009**	**12,318**	**13,137**	**15,486**
Total loan portfolio	**243,203**	**252,327**	**254,932**	**260,794**	**265,150**
Provisions for loan losses	(12,563)	(12,922)	(13,808)	(14,702)	(16,368)
Net loan portfolio	**230,640**	**239,405**	**241,124**	**246,092**	**248,782**
Receivables, sundry debtors & adv. payments (net)	14,044	8,448	5,518	5,321	8,185
Fixed assets (net)	14,834	15,236	15,607	15,850	16,141
Repossessed assets	3,237	3,350	3,680	3,970	4,269
Permanent equity investments	3,156	3,175	3,127	3,434	3,978
Deferred taxes (net)	24,177	24,679	25,296	25,941	26,576
Other assets	**6,135**	**6,298**	**6,531**	**6,593**	**6,762**
Goodwill	4,896	4,963	5,031	5,099	5,168
Other assets, deferred charges & intangible	1,239	1,335	1,500	1,494	1,594
TOTAL ASSETS	**427,172**	**437,705**	**426,462**	**441,058**	**432,908**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of September 30, 2002

Millions of Pesos	Sep 2002	Jun 2002	Mar 2002	Dec 2001	Sep 2001
LIABILITIES					
Deposits	**317,669**	**320,713**	**308,466**	**334,980**	**320,357**
Demand deposits	137,214	137,969	126,826	137,008	128,955
Time deposits	180,455	182,744	181,126	197,451	190,134
Bank bonds	0	0	514	521	1,268
Bank and other loans	**40,206**	**48,150**	**48,434**	**40,009**	**46,055**
Loans on demand	0	3	5,725	3,186	3,228
Short-term	22,477	29,724	23,510	16,163	20,064
Long-term	17,729	18,423	19,199	20,660	22,763
Transactions with securities and derivatives	**2,878**	**3,355**	**1,080**	**313**	**1,074**
Repo operations	103	116	68	0	187
Securities to be delivered in loan operations	1,816	2,295	482	0	477
Investment in derivatives	959	944	530	313	410
Other liabilities	**6,401**	**6,051**	**11,553**	**8,724**	**7,844**
Income and profit-sharing taxes payable	477	294	297	493	507
Sundry liabilities (net)	5,924	5,757	11,256	8,231	7,337
Subordinated debentures	**5,328**	**6,496**	**6,425**	**7,785**	**8,198**
Deferred credits	**41**	**38**	**47**	**56**	**1,181**
Excess of the book value over the cost of securities	0	0	0	0	1
Other deferred credits	41	38	47	56	1,180
TOTAL LIABILITIES	**372,523**	**384,803**	**376,005**	**391,867**	**384,709**
EQUITY					
Paid-in capital	**66,051**	**66,051**	**65,761**	**65,761**	**65,761**
Capital stock	2,820	2,820	2,814	2,814	2,814
Additional paid-in capital	63,231	63,231	62,947	62,947	62,947
Subordinated debentures mandatorily convertible	0	0	0	0	0
Earned capital	**(16,957)**	**(18,545)**	**(20,252)**	**(21,800)**	**(23,023)**
Capital reserves	7,410	7,410	7,409	7,409	7,409
Translation of foreign operations	24	14	(10)	(7)	13
Retained earnings	(4,808)	(4,799)	(4,774)	(11,157)	(11,173)
Unrealized change in valuation of for-sale securities	(2,110)	(1,961)	(2,149)	(2,126)	(1,924)
Cumulative effect of restatement	(21,320)	(21,319)	(21,319)	(21,318)	(21,322)
Result from ownership of non-monetary assets (RONMA)	(923)	(950)	(1,037)	(914)	(869)
RONMA Permanent investments in shares	*(923)*	*(950)*	*(1,037)*	*(914)*	*(869)*
Net income of the period	4,770	3,060	1,628	6,313	4,843
Equity	**49,094**	**47,506**	**45,509**	**43,961**	**42,738**
Minority interest of subsidiaries	**440**	**358**	**325**	**478**	**463**
Minority interest of capital notes	**5,115**	**5,038**	**4,623**	**4,752**	**4,998**
TOTAL SHAREHOLDERS' EQUITY	**54,649**	**52,902**	**50,457**	**49,191**	**48,199**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**427,172**	**437,705**	**426,462**	**441,058**	**432,908**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of September 30, 2002

Millions of Pesos

TRANSACTIONS ON BEHALF OF THIRD PARTIES		GFBB'S OWN OPERATIONS	
Customer's current accounts		**Control Accounts**	
Cash balances	2	Guarantees granted	932
Transaction settlements	2,238	Irrevocable lines of credit	9,073
	2,240	Assets in trust or mandate	373,373
		Assets in custody	43,212
Customer securities		Other contingent obligations	1,007
Customer securities held in custody	164,354	Amounts committed in transactions with Fobaproa/IPAB	36,441
Securities and notes held in guarantee	133	Securities delivered in custody	127
Foreign client's assets	0	Government securities held in custody	360
	164,487	Valores de la sociedad entregados en garantía	5
		Others	0
Transactions on behalf of customers			**464,530**
Repurchase and resale transactions	5,275		
Securities on loan (lending party)	8		
Purchase transactions (option price)	3	**Repurchase and resale operations**	
	5,286	Securities receivable under resale transactions	113,550
Investment banking transactions on behalf of third parties (net)	11,833	Less - resale transactions	113,653
			(103)
	11,833	Repurchase agreement debtors	34,823
		Less - Payables on repurchase agreements	34,783
			40
TOTAL TRANS. ON BEHALF OF THIRD PARTIES	**183,846**	**TOTAL FROM GFBB´s OPERATIONS**	**464,466**
Historical Paid-in Capital	1,020	Shares given in custody (units)	17,963,417,148

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of September 30, 2002

Millions of Pesos	9 Months 2002	9 Months 2001	3Q 2002	2Q 2002	1Q 2002	4Q 2001	3Q 2001
Total interest income	35,053	48,693	11,918	11,225	11,910	12,009	13,422
Total interest expense	(21,780)	(33,511)	(7,251)	(6,865)	(7,664)	(6,883)	(8,400)
Net interest income before monetary result	**13,273**	**15,182**	**4,667**	**4,360**	**4,246**	**5,126**	**5,022**
Monetary gain (loss)(interest income)	617	1,022	169	234	214	380	208
Net interest income	**13,890**	**16,204**	**4,836**	**4,594**	**4,460**	**5,506**	**5,230**
Provisions for loan losses	(1,887)	(1,219)	(671)	(580)	(636)	(1,352)	(465)
Net interest income after provisions	**12,003**	**14,985**	**4,165**	**4,014**	**3,824**	**4,154**	**4,765**
Non-interest income	**9,816**	**9,353**	**3,128**	**3,074**	**3,614**	**3,299**	**2,674**
Commision and fee income	10,204	9,067	3,673	3,265	3,266	3,111	3,358
Commission and fee expense	(1,302)	(1,146)	(477)	(415)	(410)	(495)	(374)
Trading income	914	1,432	(68)	224	758	683	(310)
Operating revenues	**21,819**	**24,338**	**7,293**	**7,088**	**7,438**	**7,453**	**7,439**
Non-interest expense	(13,647)	(15,676)	(4,484)	(4,536)	(4,627)	(5,027)	(5,100)
Operating income	**8,172**	**8,662**	**2,809**	**2,552**	**2,811**	**2,426**	**2,339**
Other income (expense) (net)	**(806)**	**(1,023)**	**(159)**	**(353)**	**(294)**	**47**	**14**
Other income (expense) (net)	(216)	(626)	(31)	(72)	(113)	333	(63)
Net monetary gain (loss) from operation	(590)	(397)	(128)	(281)	(181)	(286)	77
Earnings before taxes	**7,366**	**7,639**	**2,650**	**2,199**	**2,517**	**2,473**	**2,353**
Incurred income tax & profit sharing	(504)	(648)	(206)	(109)	(189)	(26)	(237)
Deferred income tax & profit sharing	(1,715)	(2,068)	(596)	(509)	(610)	(710)	(570)
Net income before participation in subsidiaries, assoc., & affil.	**5,147**	**4,923**	**1,848**	**1,581**	**1,718**	**1,737**	**1,546**
Participation of subs., assoc. & affil. net income	(187)	108	(56)	(117)	(14)	(73)	(50)
Net income from continuous operations	**4,960**	**5,031**	**1,792**	**1,464**	**1,704**	**1,664**	**1,496**
Discontinued operations, extraordinary items and changes in accounting principles	0	0	0	0	0	(163)	0
Minority interest	(190)	(188)	(81)	(33)	(76)	(31)	(81)
Net income	**4,770**	**4,843**	**1,711**	**1,431**	**1,628**	**1,470**	**1,415**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income Statement	Amount
Monetary gain (loss)	(118)
Mark-to-market gain (loss)	(249)
Deferred taxes	157
Total Net charge	**(210)**

Shareholders' Equity	Amount
Monetary gain (loss)	118
Mark-to-market gain (loss)	249
Deferred taxes	(87)
Charge to Income Statement	(210)
Total Net credit	**70**

Millions of Pesos

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page, with the net effect in Extraordinary Items.

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of September 30, 2002

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

Millions of Pesos	9 Months 2002	9 Months 2001	3Q 2002	2Q 2002	1Q 2002	4Q 2001	3Q 2001
Total interest income	35,053	48,693	11,918	11,225	11,910	12,009	13,422
Total interest expense	(21,780)	(33,511)	(7,251)	(6,865)	(7,664)	(6,883)	(8,400)
Net interest income before monetary result	**13,273**	**15,182**	**4,667**	**4,360**	**4,246**	**5,126**	**5,022**
Monetary gain (loss)(interest income)	617	1,022	169	234	214	380	208
Net interest income	**13,890**	**16,204**	**4,836**	**4,594**	**4,460**	**5,506**	**5,230**
Provisions for loan losses	(1,887)	(1,219)	(671)	(580)	(636)	(1,352)	(465)
Net interest income after provisions	**12,003**	**14,985**	**4,165**	**4,014**	**3,824**	**4,154**	**4,765**
Non-interest income	**10,064**	**9,353**	**3,128**	**3,322**	**3,614**	**3,299**	**2,674**
Commision and fee income	10,204	9,067	3,673	3,265	3,266	3,111	3,358
Commission and fee expense	(1,302)	(1,146)	(477)	(415)	(410)	(495)	(374)
Trading income	1,162	1,432	(68)	472	758	683	(310)
Operating revenues	**22,067**	**24,338**	**7,293**	**7,336**	**7,438**	**7,453**	**7,439**
Non-interest expense	(13,647)	(15,676)	(4,484)	(4,536)	(4,627)	(5,027)	(5,100)
Operating income	**8,420**	**8,662**	**2,809**	**2,800**	**2,811**	**2,426**	**2,339**
Other income (expense) (net)	**(687)**	**(1,023)**	**(159)**	**(234)**	**(294)**	**47**	**14**
Other income (expense) (net)	(216)	(626)	(31)	(72)	(113)	333	(63)
Net monetary gain (loss) from operation	(471)	(397)	(128)	(162)	(181)	(286)	77
Earnings before taxes	**7,733**	**7,639**	**2,650**	**2,566**	**2,517**	**2,473**	**2,353**
Incurred income tax & profit sharing	(504)	(648)	(206)	(109)	(189)	(26)	(237)
Deferred income tax & profit sharing	(1,872)	(2,068)	(596)	(666)	(610)	(710)	(570)
Net income before participation in subsidiaries, assoc., & affil.	**5,357**	**4,923**	**1,848**	**1,791**	**1,718**	**1,737**	**1,546**
Participation of subs., assoc. & affil. net income	(187)	108	(56)	(117)	(14)	(73)	(50)
Net income from continuous operations	**5,170**	**5,031**	**1,792**	**1,674**	**1,704**	**1,664**	**1,496**
Discontinued operations, extraordinary items and changes in accounting principles	(210)	0	0	(210)	0	(163)	0
Minority interest	(190)	(188)	(81)	(33)	(76)	(31)	(81)
Net income	**4,770**	**4,843**	**1,711**	**1,431**	**1,628**	**1,470**	**1,415**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL SITUATION
FROM JANUARY 1 TO SEPTEMBER 30, 2002

Expressed in terms of purchasing power as of September 30, 2002

Millones de Pesos	
Operating activities	
Net income before minority interest	4,960
Charges (credits) to income not affecting cash	
Unrealized (gain) loss from valuation at market	774
Loan loss provisions	1,887
Depreciation and amortization	1,206
Deferred taxes	1,714
Provisions for sundry liabilities	(761)
Share in results of non-consolidated subsidiaries, associates and affiliates	188
	9,968
Increase or decrease in operating-related items	
Funding (counter and money market)	(17,312)
Loan portfolio, net	13,564
Treasury transactions (financial instruments and securities transactions)	(8,309)
Derivative instrument transactions for trading purposes	(11)
Bank and other loans	197
Funds generated (used in) operating activities	**(1,903)**
Financig activities	
Subordinated debt non-convertible to equity	(2,457)
Subordinated debt convertible to equity	-
Conversion of subordinated debt to equity	-
Payment of cash dividends by Afore Bancomer (minority equity)	(228)
Equity	315
Capital notes minority interest	363
Funds generated (used in) financing activities	**(2,007)**
Investment activities	
Fixed assets	(68)
Equity investments	296
Repossessed assets	733
Other assets, charged and deferred credits	(10,051)
Funds used in investing activities	**(9,090)**
Increase in cash & cash equivalents	**(13,000)**
Cash & equivalents at beginning of period	**66,871**
Cash & equivalents (end-of-period)	**53,871**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FROM JANUARY 1 TO SEPTEMBER 30, 2002

Expressed in terms of purchasing power as of September 30, 2002

Millions of Pesos	Majority Interest									Minority Interest	Capital Notes Minority Interest	Total Equity
	Paid-in Capital		Other Capital									
	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Unrealized change valuation for-sale securities	Gain on translation of foreign operations	Cumulative effect of restatement	Res. from own. of Non mon assets	Net income			
Balance as of Dec. 31 '01 in Sep '02 Pesos	2,814	62,947	7,409	(11,157)	(2,126)	(7)	(21,318)	(914)	6,313	478	4,752	**49,191**
Movements due to Shareholders decisions												
Majority interest:												
Transfer of 2001 income				6,313					(6,313)			**0**
Use of 2001 net income												
Legal reserve			1	(1)								**0**
Stock repurchase reserve												
Repurchase of own shares												
New shares												
Conversion subordinated debt	6	284										**290**
Minority interest:												
Afore Bancomer dividend payment										(228)		**(228)**
Total	6	284	1	6,312	-	-	-	-	(6,313)	(228)	-	**62**
Movements due to recognition of aggregated income												
Net income									4,770	190		**4,960**
Monetary erosion of Capital Notes											363	**363**
Results from non-monetary assets invested in non-listed shares								(9)				**(9)**
Surplus (Deficit) for-sale instruments					16							**16**
Conversion effect from foreign operations				(29)		31	(2)					**0**
Adjustment of subsidiaries past net income				66								**66**
Total	-	-	-	37	16	31	(2)	(9)	4,770	190	363	**5,396**
Balance as of September 30, 2002	**2,820**	**63,231**	**7,410**	**(4,808)**	**(2,110)**	**24**	**(21,320)**	**(923)**	**4,770**	**440**	**5,115**	**54,649**

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of September 30, 2002

Millions of Pesos	Sep 2002	Jun 2002	Mar 2002	Dec 2001	Sep 2001
ASSETS					
Cash and due from banks	**53,771**	**64,024**	**54,598**	**66,809**	**69,587**
Investment in securities	**76,453**	**72,467**	**70,234**	**66,749**	**47,896**
Trading	50,460	45,801	43,497	36,990	14,945
For sale	4,832	5,295	5,536	8,255	10,925
Held to maturity	21,161	21,372	21,201	21,505	22,025
Transactions with securities and derivatives	**80**	**17**	**420**	**136**	**191**
Debtor balances under repurchase and resale transactions	40	2	39	40	177
Derivatives	39	13	354	96	13
Other Securities	1	2	28	0	0
Performing loans					
Commercial	68,709	66,673	63,208	67,260	68,278
Financial entities	0	0	0	0	0
Consumer	18,972	17,068	15,615	14,995	13,718
Mortgage	40,555	41,813	43,169	44,585	45,577
Government entities	26,019	26,917	32,017	31,935	32,226
FOBAPROA or IPAB notes	77,366	87,848	88,605	88,880	89,840
Total performing loans	**231,621**	**240,318**	**242,614**	**247,657**	**249,639**
Non-performing loans					
Commercial	4,975	4,989	5,256	5,839	7,199
Consumer	953	998	941	931	965
Mortgage	5,654	6,021	6,121	6,367	7,320
Total non-performing loans	**11,582**	**12,008**	**12,319**	**13,137**	**15,484**
Total loan portfolio	**243,203**	**252,326**	**254,932**	**260,794**	**265,123**
Provisions for loan losses	(12,563)	(12,922)	(13,808)	(14,703)	(16,343)
Total net loan portfolio	**230,640**	**239,404**	**241,125**	**246,091**	**248,780**
Receivables, sundry debtors & advance payments	13,926	8,321	5,442	5,225	8,113
Repossessed assets	3,237	3,350	3,680	3,970	4,269
Fixed assets	14,824	15,217	15,588	15,830	16,082
Equity investments	1,861	2,008	2,012	2,202	2,657
Deferred taxes (net)	23,956	24,460	25,073	25,703	26,284
Other assets	**2,856**	**2,974**	**3,113**	**3,131**	**3,252**
Other assets, deferred charges & intangible	1,239	1,335	1,452	1,448	1,546
Goodwill	1,617	1,639	1,661	1,683	1,706
TOTAL ASSETS	**421,604**	**432,243**	**421,285**	**435,846**	**427,112**

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET (Continued)

Expressed in terms of purchasing power as of September 30, 2002

Millions of Pesos	Sep 2002	Jun 2002	Mar 2002	Dec 2001	Sep 2001
LIABILITIES					
Funding	**318,833**	**321,911**	**309,852**	**336,242**	**320,894**
Deposits on demand	137,223	137,976	126,892	137,470	128,975
Time deposits	181,611	183,936	182,447	198,251	190,652
Bank bonds	0	0	513	521	1,268
Bank and other loans	**40,206**	**48,150**	**48,434**	**40,009**	**46,055**
Loans on demand	0	3	5,725	3,186	3,228
Short-term	22,477	29,724	23,509	16,162	20,064
Long-term	17,729	18,423	19,200	20,660	22,763
Transactions with securities and derivatives	**2,878**	**3,348**	**1,075**	**313**	**1,051**
Creditor balances under repurchase and resale transactions	103	109	62	0	164
Securities to be delivered in loan operations	1,816	2,294	482	0	477
Derivatives	959	944	496	313	409
Other Securities	0	1	34	0	0
Other payables	**6,221**	**5,848**	**11,363**	**8,536**	**7,619**
Income and employee profit-sharing taxes	469	285	278	485	500
Sundry liabilities (net)	5,751	5,563	11,085	8,051	7,119
Subordinated debentures	**5,328**	**6,496**	**6,425**	**7,785**	**8,198**
Deferred credits	**41**	**38**	**47**	**55**	**1,181**
TOTAL LIABILITIES	**373,507**	**385,792**	**377,196**	**392,940**	**384,998**
EQUITY					
Subscribed capital	**31,499**	**31,499**	**31,210**	**31,210**	**31,210**
Paid-in capital	14,415	14,415	14,383	14,383	14,383
Additional paid-in capital	17,084	17,084	16,826	16,826	16,826
Subordinated convertible debt	0	0	0	0	0
Earned capital	**11,045**	**9,559**	**7,934**	**6,470**	**5,469**
Capital reserves	8,156	7,653	7,653	7,653	7,653
Retained earnings	4,452	4,958	4,960	(906)	(909)
Unrealized change in valuation of for-sale securities	(2,060)	(1,920)	(2,109)	(2,077)	(1,886)
Gain on translation of foreign operations	24	15	(10)	(6)	2
Surplus (Deficit) of equity restatement	(3,474)	(3,479)	(3,496)	(3,493)	(3,487)
Result from ownership of non-monetary assets (RONMA)	(553)	(565)	(609)	(567)	(529)
RONMA fixed assets	*(3)*	*(3)*	*(3)*	*(3)*	*(3)*
RONMA Permanent investments in shares	*(404)*	*(422)*	*(476)*	*(468)*	*(436)*
RONMA Deferred taxes	*66*	*69*	*72*	*75*	*79*
RONMA Others	*(212)*	*(209)*	*(202)*	*(171)*	*(170)*
Net result for the period	4,501	2,897	1,546	5,866	4,626
Majority equity	**42,544**	**41,058**	**39,144**	**37,680**	**36,679**
Minority interest for capital notes	**5,115**	**5,039**	**4,623**	**4,752**	**4,998**
Minority interest for subsidiaries	**437**	**354**	**321**	**474**	**437**
TOTAL STOCKHOLDERS' EQUITY	**48,096**	**46,451**	**44,088**	**42,906**	**42,114**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**421,604**	**432,243**	**421,285**	**435,846**	**427,112**

BANKING BUSINESS WITH SUBSIDIARIES

BALANCE SHEET (Memorandum Accounts)

Expressed in terms of purchasing power as of September 30, 2002

Millions of Pesos	
Guarantees granted	932
Other contingent obligations	1,007
Irrevocable lines of credit granted	9,073
Assets held in trust or mandate	373,373
Assets in custody or under administration	43,213
Investment banking transactions on behalf of third parties, net	11,833
Amounts committed in transactions with FOBAPROA/IPAB	36,441
	475,872
Securities receivables under resale transactions	108,275
Less - resale transactions	108,378
	(103)
Repurchase transactions	29,548
Less - securities deliverable under repurchase transactions	29,508
	40

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of September 30, 2002

Millions of Pesos	Bancomer	Bancomer Servicios
ASSETS		
Cash and due from banks	53,771	44
Investment in securities	74,426	2,027
Trading	48,629	1,830
For sale	4,636	196
Held to maturity	21,161	0
Transactions with securities and derivatives	103	0
Debtor balances under repurchase and resale transactions	63	0
Derivatives	39	0
Other Securities	1	0
Performing loans		
Commercial	68,709	0
Financial entities	0	0
Consumer	18,972	0
Mortgage	40,555	0
Gorvernment entities	26,019	0
FOBAPROA or IPAB notes	77,366	0
Total performing loans	231,621	0
Non-performing loans		
Commercial	4,975	0
Consumer	953	0
Mortgage	5,654	0
Total non-performing loans	11,582	0
Total loan portfolio	243,203	0
Provisions for loan losses	(12,563)	0
Total net loan portfolio	230,640	0
Receivables, sundry debtors & advance payments	13,855	216
Repossessed assets	2,978	259
Fixed assets	14,773	51
Equity investments	1,692	169
Deferred taxes (net)	21,324	2,632
Other assets	2,856	0
Other assets, deferred charges & intangible	1,239	0
Goodwill	1,617	0
TOTAL ASSETS	416,418	5,398
LIABILITIES		
Funding	318,877	0
Loans on demand	137,266	0
Time deposits	181,611	0
Bank bonds	0	0
Interbank loans & other	40,206	0
Loans on demand	0	0
Short-term	22,477	0
Long-term	17,729	0
Transactions with securities and derivatives	2,878	23
Creditor balances under repurchase and resale transactions	103	23
Securities to be delivered in loan operations	1,816	0
Investment in securities derivatives	959	0
Other payable accounts	6,212	154
Deferred taxes	469	0
Sundry liabilities (net)	5,743	154
Subordinated debentures outstanding	5,328	0
Deferred credits	36	5
TOTAL LIABILITIES	373,537	183
EQUITY		
Paid-in capital	25,196	6,303
Capital stock	8,421	5,994
Additional paid-in capital	16,775	309
Subordinated convertible debt	0	0
Earned capital	12,132	(1,087)
Capital reserves	7,663	493
Retained earnings	6,129	(1,677)
Unrealized loss from valuation of for-sale securities	(2,045)	(15)
Gain on translation of foreign operations	24	0
Cumulative effect of restatement	(3,014)	(460)
Result from ownership of non-monetary assets (RONMA)	(459)	(94)
RONMA Fixed Assets	*(0)*	*(2)*
RONMA Permanent investments in shares	*(312)*	*(92)*
RONMA Deferred taxes	*66*	*0*
RONMA Others	*(212)*	*0*
Net income for the period	3,834	667
Majority equity	37,328	5,216
Minority interest on capital notes	5,115	0
Minority interest on subsidiaries	437	0
TOTAL SHAREHOLDERS' EQUITY	42,881	5,216
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	416,418	5,398

BANKING BUSINESS WITH SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power of September 30, 2002

Millions of Pesos	9 Months 2002	9 Months 2001	3Q 2002	2Q 2002	1Q 2002	4Q 2001	3Q 2001
Total interest income	35,046	48,514	11,917	11,221	11,908	11,961	13,351
Total interest expense	(21,842)	(33,559)	(7,272)	(6,885)	(7,685)	(6,903)	(8,411)
Net interest income before monetary result	**13,204**	**14,955**	**4,645**	**4,336**	**4,223**	**5,058**	**4,940**
Monetary gain (loss)(interest income)	675	1,046	190	256	229	392	216
Net interest income	**13,879**	**16,001**	**4,835**	**4,592**	**4,452**	**5,450**	**5,156**
Provision for loan losses	(1,887)	(1,210)	(671)	(580)	(636)	(1,348)	(462)
Net interest income after provisions	**11,992**	**14,791**	**4,164**	**4,012**	**3,816**	**4,102**	**4,694**
Non-interest income	**9,382**	**9,011**	**2,995**	**2,934**	**3,453**	**3,189**	**2,576**
Comissions and fee income	9,859	8,761	3,565	3,146	3,148	3,016	3,278
Comissions and fees expense	(1,329)	(1,139)	(486)	(425)	(418)	(493)	(375)
Trading income	852	1,389	(84)	213	723	666	(327)
Operating revenues	**21,374**	**23,802**	**7,159**	**6,946**	**7,269**	**7,291**	**7,270**
Non-interest expense	(13,396)	(15,184)	(4,412)	(4,445)	(4,539)	(4,866)	(4,935)
Operating income	**7,978**	**8,618**	**2,747**	**2,501**	**2,730**	**2,425**	**2,335**
Other income (expense)(net)	**(806)**	**(1,137)**	**(150)**	**(361)**	**(295)**	**(16)**	**(35)**
Other income (enxpense)(net)	(218)	(738)	(22)	(83)	(113)	270	(110)
Monetary gain (loss) from operation	(588)	(399)	(128)	(278)	(182)	(286)	75
Earnings before taxes	**7,172**	**7,481**	**2,597**	**2,140**	**2,435**	**2,409**	**2,300**
Incurred income tax & profit sharing	(445)	(596)	(193)	(88)	(164)	(13)	(227)
Deferred income tax & profit sharing	(1,715)	(2,072)	(596)	(509)	(610)	(688)	(575)
Net income before participation in subsidiaries, assoc. & affiliates	**5,012**	**4,813**	**1,808**	**1,543**	**1,661**	**1,708**	**1,498**
Participation in subs., assoc. & affil. net income	(319)	(3)	(122)	(158)	(39)	(60)	(72)
Net income from ongoing operations	**4,693**	**4,810**	**1,686**	**1,385**	**1,622**	**1,648**	**1,426**
Discontinued operations, extraordinary items and changes in accounting principles	0	0	0	0	0	(372)	0
Net income before minority interest	**4,693**	**4,810**	**1,686**	**1,385**	**1,622**	**1,276**	**1,426**
Minority interest	(192)	(184)	(83)	(33)	(76)	(36)	(78)
Net income	**4,501**	**4,626**	**1,603**	**1,352**	**1,546**	**1,240**	**1,348**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income Statement	Amount
Monetary gain (loss)	(118)
Mark-to-market gain (loss)	(249)
Deferred taxes	157
Total Net charge	**(210)**

Shareholders' Equity	Amount
Monetary gain (loss)	118
Mark-to-market gain (loss)	249
Deferred taxes	(87)
Charge to Income Statement	(210)
Total Net credit	**70**

Millions of Pesos

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page, with the net effect in Extraordinary Items.

BANKING BUSINESS WITH SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power of September 30, 2002

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

Millions of Pesos	9 Months 2002	9 Months 2001	3Q 2002	2Q 2002	1Q 2002	4Q 2001	3Q 2001
Total interest income	35,046	48,514	11,917	11,221	11,908	11,961	13,351
Total interest expense	(21,842)	(33,559)	(7,272)	(6,885)	(7,685)	(6,903)	(8,411)
Net interest income before monetary result	**13,204**	**14,955**	**4,645**	**4,336**	**4,223**	**5,058**	**4,940**
Monetary gain (loss)(interest income)	675	1,046	190	256	229	392	216
Net interest income	**13,879**	**16,001**	**4,835**	**4,592**	**4,452**	**5,450**	**5,156**
Provision for loan losses	(1,887)	(1,210)	(671)	(580)	(636)	(1,348)	(462)
Net interest income after provisions	**11,992**	**14,791**	**4,164**	**4,012**	**3,816**	**4,102**	**4,694**
Non-interest income	**9,632**	**9,011**	**2,995**	**3,184**	**3,453**	**3,189**	**2,576**
Comissions and fee income	9,859	8,761	3,565	3,146	3,148	3,016	3,278
Comissions and fees expense	(1,329)	(1,139)	(486)	(425)	(418)	(493)	(375)
Trading income	1,102	1,389	(84)	463	723	666	(327)
Operating revenues	**21,624**	**23,802**	**7,159**	**7,196**	**7,269**	**7,291**	**7,270**
Non-interest expense	(13,396)	(15,184)	(4,412)	(4,445)	(4,539)	(4,866)	(4,935)
Operating income	**8,228**	**8,618**	**2,747**	**2,751**	**2,730**	**2,425**	**2,335**
Other income (expense)(net)	**(689)**	**(1,137)**	**(150)**	**(244)**	**(295)**	**(16)**	**(35)**
Other income (enxpense)(net)	(218)	(738)	(22)	(83)	(113)	270	(110)
Monetary gain (loss) from operation	(471)	(399)	(128)	(161)	(182)	(286)	75
Earnings before taxes	**7,539**	**7,481**	**2,597**	**2,507**	**2,435**	**2,409**	**2,300**
Incurred income tax & profit sharing	(445)	(596)	(193)	(88)	(164)	(13)	(227)
Deferred income tax & profit sharing	(1,872)	(2,072)	(596)	(666)	(610)	(688)	(575)
Net income before participation in subsidiaries, assoc. & affiliates	**5,222**	**4,813**	**1,808**	**1,753**	**1,661**	**1,708**	**1,498**
Participation in subs., assoc. & affil. net income	(319)	(3)	(122)	(158)	(39)	(60)	(72)
Net income from ongoing operations	**4,903**	**4,810**	**1,686**	**1,595**	**1,622**	**1,648**	**1,426**
Discontinued operations, extraordinary items and changes in accounting principles	(210)	0	0	(210)	0	(372)	0
Net income before minority interest	**4,693**	**4,810**	**1,686**	**1,385**	**1,622**	**1,276**	**1,426**
Minority interest	(192)	(184)	(83)	(33)	(76)	(36)	(78)
Net income	**4,501**	**4,626**	**1,603**	**1,352**	**1,546**	**1,240**	**1,348**

Condensed Notes

1. Investment in Securities

As of September 30, 2002 the investment in securities portfolio totaled Ps. 76,453 million:

Breakdown of Investment in Securities Millions of Pesos	Government	Banks	Other debt securities	Equities	Total
Investments in securities					
Trading	9,969	37,404	3,080	7	50,460
For sale	52	57	129	4,594	4,832
Held to maturity	20,958		203		21,161
	30,979	**37,461**	**3,412**	**4,601**	**76,453**

2. Repos and Derivatives

2.1 Repo Operations

As of September 30, 2002, repo debit and credit balances were the following:

Repo Operations Millions of Pesos	Government	Banks	Total
Securities receivable	104,742	3,532	108,275
Creditor balance in repo transactions	(104,845)	(3,534)	(108,378)
Securities deliverable	(26,087)	(3,421)	(29,508)
Debtor balance in repo transactions	26,127	3,421	29,548

2.2 Derivatives

As of September 30, 2002, the notional amounts of derivative products were the following:

For Trading Purposes

Futures *		
Underlying	Buy	Sell
USD	165	69
MXN	50	-
M3	-	40
TIIE	39,363	333,727
Cetes	1,530	-
IPC	85	81

Forwards		
Underlying	Buy	Sell
USD *	7,618	9,418
Other Currencies	-	-
Shares	-	-
TIIE **	8,150	1,950
Libor **	-	-

Options **				
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	1,021	563	1,461	137
ADRs	-	1	-	-
Futures Euros	-	-	1	-
Interest Rates	-	-	-	-

Currency Swaps *		
Underlying	Receivable	Deliverable
MXN	5,527	5,115
USD	10,102	5,948
UDI	309	4,814

Interest Rate Swaps **	
MXN	132,950
USD	5,251
UDI	104

Equity Swaps	
Shares	-

* *Amount of Contract in Millions of Pesos*

** *Reference Amount in Millions of Pesos*

For Hedging Purposes

Forwards		
Underlying	Buy	Sell
USD	77,341	88,919
Shares	-	-

Options **				
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	-	-	-	-
Interest Rates	-	76	-	-

Currency Swaps *		
Underlying	Receivable	Deliverable
USD	-	1,257
Other Currencies	1,144	-

Interest Rate Swaps **	
MXN	13,710
USD	4,092
UDI	190

* *Amount of Contract in Millions of Pesos*

** *Reference Amount in Millions of Pesos*

3. Value at Risk

VaR is a statistical tool used to measure market risk, which aims at determining what is the maximum "reasonable" expected loss, within a certain timeline and under normal market conditions, related to specific securities trading portfolios. VaR is measured as follows:

- Definition of portfolio valuation sensitivity to changes in prices, exchange rates, interest rates and/or indexes (i.e., estimation of likely changes in portfolio valuation to changes in the risk factors that determine its price).
- Estimation of an expected "reasonable" change, within a certain time horizon, of those prices, interest rates, exchange rates or indexes (i.e., determining volatility of the risk factors).
- Calculation of the degree of correlation of the aforementioned risk factors (i.e., the degree in which risk factors move "jointly").
- Estimation of the value of the portfolio under expected simultaneous changes in risk factors.
- Determination of the maximum potential loss in value in terms of variations in the value of the portfolio under analysis.

In short, VaR is a number that summarizes market risk of an asset portfolio, within a range of reliability.

In the case of Bancomer, VaR is measured with a 99% confidence level (i.e., the maximum potential loss, within a certain time horizon, which is not to be exceeded in more than 99% of the cases), and following three different methods of calculation:

- Parametric model: estimates VaR by risk factor.
- Monte Carlo simulation: estimates VaR for complex portfolios, such as those including options and derivatives.
- Simulation based on Historic Data: because it is based on historical information, it does not imply making assumptions regarding the distribution of the variations of the risk factors.

The quarterly average Value at Risk ("VaR") of the trading portfolio of the Banking Business, including bonds, equities, foreign exchange rates, swaps and interest rates, forwards and futures contracts and other derivatives, including both on and off-balance sheet items, is measured in two different ways. The first one assumes a 1-day holding period of the securities and a 99% level of confidence, while the second assumes a 10-day holding period of the securities and a 99% confidence level. The average VaR during the quarter was of Ps. 128 million calculated under the former methodology, and Ps. 386 million under the latter, equivalent to 0.2% and 0.7% of GFBB's stockholders' equity, respectively.

Banking Business: Average Value at Risk Millions of Pesos	**3Q 2002**	**2Q 2002**	**3Q 2001**
1-Day VaR	128	70	66
10-Day VaR	386	201	184

Value at Risk Millions of Pesos	**VaR 1 day**	**VaR 10 days**
Fixed Income	92	278
Equities	1	3
Exchange Rate	52	155
Total	**128**	**386**

The increase in VaR in 3Q02 is attributable to market volatility during the quarter.

4. Trading

Trading Income Millions of Pesos	**Income Due to Valuation 9M02**	**Income Due to Trading 9M02**	**Total**
Investment in securities	**15**	**51**	**66**
Equity	0	(8)	(8)
Fixed Income	15	59	74
Repo operations	**(67)**	**400**	**333**
Derivatives	**(708)**	**685**	**(23)**
Total	**(760)**	**1,136**	**376**

5. Loan Portfolio Ratings

As of September 30, 2002, portfolio ratings and portfolio-related reserves were the following:

Portfolio Ratings Millions of Pesos	**Commercial**		**Mortgage**		**Consumer**	
	Balance	**Estimated Reserve**	**Balance**	**Estimated Reserve**	**Balance**	**Estimated Reserve**
A	213,949	631	30,029	237	17,432	88
B	10,778	1,745	7,642	648	1,134	113
C	4,078	1,802	4,727	1,508	200	90
D	479	398	4,302	3,012	288	215
E	1,434	1,499	4	176	543	539
Total	**230,718**	**6,075**	**46,704**	**5,581**	**19,597**	**1,045**

Commerical loan rating as of September and mortgage and consumer loan ratings at August
Commerical loans include the gross balance of the Fobaproa/IPAB notes and loans to government entities

Based on agreements between the CNBV and credit institutions, commercial troubled loans have been defined as those rated D and E. According to this definition, total troubled commercial loans amounted to Ps. 1,914 million, i.e. a mere 0.8% of the total commercial loan portfolio.

6. Capitalization

As of September 30, 2002, the estimated total capitalization ratio for Bancomer, including market risk, was 13.9% and Tier 1 capital ratio stood at 11.3%. As of the same date, estimated total capitalization ratio for Bancomer Servicios, including market risk, was 114.5%.

Capitalization Millions of Pesos	Bancomer September 2002		Bancomer Servicios September 2002	
Tier-1 Capital		27,716		4,186
Tier-2 Capital		6,496		0
Net Capital		**34,212**		**4,186**
	Credit Risk	Mkt. & Credit Risk	Credit Risk	Mkt. & Credit Risk
% of Risk weighted assets				
Tier-1 Capital	14.92%	11.29%	153.13%	114.53%
Tier-2 Capital	3.50%	2.65%		
Net Capital	**18.42%**	**13.93%**	**153.13%**	**114.53%**
Risk weighted assets	185,765	245,568	2,734	3,655

Banking Business: Risk Weighted Assets Millions of Pesos as of September 2002	Banking Business		Bancomer		Bancomer Servicios	
	Risk Weighted Assets	Capital Requirements	Risk Weighted Assets	Capital Requirements	Risk Weighted Assets	Capital Requirements
Credit Risk Assets	188,499	15,080	185,765	14,861	2,734	219
Group I (weighted at 0%)						
Group II (weighted at 20%)	15,780	1,262	15,402	1,232	378	30
Group III (weighted at 100%)	172,719	13,818	170,363	13,629	2,356	188
Market Risk Assets	60,724	4,858	59,803	4,784	921	74
Operations in local currency at nominal rate	33,295	2,664	32,515	2,601	780	62
Operations in local currency at real rate or denominated in UDIS	3,612	289	3,612	289		
Interest rate transactions in foreign currency in nominal rate	10,968	877	10,968	877		
Positions in UDIS or yield indexed to inflation	95	8	95	8		
Positions in foreign currencies or indexed to the exchange rate	714	57	714	57		
Positions in equity or indexed to the price of a stock or group of stocks	12,040	963	11,900	952	141	11
Total, Including Credit and Market Risk	249,223	19,938	245,568	19,645	3,655	292

Banking Business: Net Capital Millions of Pesos as of September 2002	Banking Business	Bancomer	Bancomer Servicios
Tier 1 Capital	**31,902**	**27,716**	**4,186**
Stockholders equity	42,544	37,328	5,216
Subordinated debt and capitalization Inst.	3,615	3,615	
Deductions for investments in subordinated instruments			
Deductions for investments in financial entities	(3,914)	(3,765)	(148)
Deductions for investments in non financial entities	(1,247)	(1,092)	(155)
Deductions for financing granted for repurchase of stock for the bank or other entities			
Deductions for deferred taxes	(8,909)	(8,182)	(727)
Organizational expenses and other Intangibles	(185)	(185)	
Minus other assets	(3)	(3)	
Tier 2 Capital	**6,496**	**6,496**	**0**
Subordinated debt and capitalization instruments	4,547	4,547	
General reserves	1,949	1,949	
Deductions for subordinated debt			
Net Capital	**38,398**	**34,212**	**4,186**

7. Debtor-Support Programs

Cost of Debtor Support Programs Million of Nominal Pesos	9 Months 2002	3Q 2002	2Q 2002	1Q 2002
Commercial portfolio	16	5	3	8
Mortgage portfolio	1,041	354	329	358
TOTAL	**1,057**	**359**	**332**	**366**

8. Interbank Loans

Balances and Rates of Interbank and Other Entities Loans Millions of Pesos		Local Currency		Foreign Currency		Total	
		Balance	Rate	Balance	Rate	Balance	Rate
3Q02	Interbank and other entities' loans	27,162	7.2%	13,044	5.0%	40,206	6.6%
2Q02	Interbank and other entities' loans	33,983	6.9%	14,167	4.7%	48,150	6.1%
3Q01	Interbank and other entities' loans	26,408	8.5%	19,647	5.2%	46,055	10.1%

A total of 48% of these loans are due in less than 1 year, 12% in a 1 to 2 -year period, and the rest matures in over 2 years.

9.-Subordinated Debentures

Subordinated Debentures-Liabilities Millions of Pesos Name	Balance September 2002	Expiration Date	Interest Rate
BANCOMER-98 Non-Convertible	2,500	28-Sep-06	TIIE28
PROMEX-95 Non-Convertible	50	10-Abr-03	Higher of CEDES365 + 2.5 or PRLV185 + 2.5 or CETES365 + 3.5 or TIIP28 + 2.0
PROMEX-95-2 Non-convertible	50	18-Sep-03	Higher of CEDES 365 + 2.5 or PRLV185 + 2.5 or CETES365 + 3.5 or TIIE28 + 1.5
BANCOMER- DLLS Non-Convertible	1,023	21-Jun-04	LIBOR+4
BANCOMER- DLLS Non-Convertible	266	28-Mar-04	LIBOR+4
BANCOMER- DLLS Non-Convertible	1,177	15-May-04	LIBOR+3.5
BANCOMER- DLLS Non-Convertible	102	29-May-04	LIBOR+3.5
Interest accrued not paid out	160		
Total	**5,328**		

10.-Risk Management: Implementation of Rule 1423

The implementation of the "Prudential Rules on Comprehensive Risk Management", defined in Circular 1423 issued by the Banking Commission (CNBV), was accomplished through the recognition of basic rules for efficient risk management, evaluating risks as quantifiable (credit, market and liquidity) and unquantifiable (operational and legal), so the basic identification, measurement, monitoring, limitation, control and disclosure processes are satisfied. Below is summary of this implementation.

a) Participation of Governing Bodies
- The Board of Directors is responsible for establishing the objectives of risk exposure and fixing capital related limits, as well as authorizing the policies and procedures manuals related to risks.
- The Risk Committee is responsible for monitoring the position and compliance with the risk limits to which the banks are exposed, and for controlling adherence to the Board of Directors' resolutions.

b) Policies and Procedures
- Risk manuals with standard contents, including strategy, organization, and operating, technological and methodological frameworks and regulatory processes
- Specific manual for legal risks, including related methodologies
- Defined and limited third-party responsibilities, training programs and communication of policies and procedures

c) Strategic Decision Making
- Independence of the Comprehensive Risk Management Unit
- Interaction of this unit with operating committees
- Establishing monitoring processes and daily and monthly reports
- Establishment of the limits structure in terms of economic capital for each business unit and type of risk
- Establishment, by the Risk Committee, of the authorization process for new products and/or services implying risk for the banks

d) Tools and Analyses
- Continuous measurement of credit, market and liquidity risks, under "consistent" methodologies and parameters indicators of diversification levels (correlation)
- Establish periodic analyses of sensitivity testing under extreme conditions and review and fine-tune the models
- Put in place monitoring and operational and legal risk control methodologies in conformity with international standards
- Integrate risks by defining "capital requirements" to absorb them

e) Information
- Periodic reports to the Risk Committee, Board of Directors, risk taking units, finance and senior management.

f) Technological Platform
- Comprehensive review of all source and calculation systems for risk-measuring
- Projects for the improvement, quality and sufficiency of data and automation projects

g) Audit and comptrollership
- Internal review of the implementation of Circular 1423 project

h) Training programs

The Institution believes that currently the implementation of Circular 1423 reflects an adequate percentage of completion. However, projects such as improvement of measurements and limitations, automation processes and methodology fine-tuning are still under way.

Audit of the implementation of Circular 1423 by an independent accounting firm showing no observations for noncompliance.

Methodological Framework

For risk purposes, the bank's Balance Sheet is envisioned as follows:

a) Market Risk (measured through the VaR methodology)
- Operations and investment portfolios (investments in trading securities and securities available for sale, book of repurchase and resale transactions and related derivative transactions)
- Structural Balance Sheet (the other assets, including securities held to maturity and derivatives for the management of the structural risk of interest rates)

b) Credit Risk (Bancomer measures credit risks based on the Expected Loss and in the Unexpected Loss. Expected Loss is an indicator of the current value of the loan portfolio under a default scenario within the next 12 months, while the Unexpected Loss measures the variability of the Expected Loss)
- Companies and corporate offices (traditional loan portfolio, including PyMES, and exposures due to investments in security issues and, as counterparty, use of derivative instruments)
- Retail/Consumer loans (credit cards, financing plans and mortgage portfolio)

Ticker Symbols					
Mexico	OTC	PORTAL	Latibex	Bloomberg	Reuters
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB MM	GFBBB.MX

Debt Ratings				
	Long Term		Short Term	
Bancomer	Pesos	F.C.	Pesos	F.C.
S&P	BBB-	BBB-	A-3	A-3
Moody's	A1	A3	P-1	P-2
Fitch	BBB	BBB-	F2	F3

Contacts

Miguel Rivera
José de Jesús Gómez
Yvonne Ochoa Rosellini
Araceli Espinosa
Tel. (52-55) 5621-5875
Fax (52-55) 5621-7912

investor.relations@bbva.bancomer.com
www.bancomer.com

BBVA Bancomer

Comunicado de Prensa 10/02

México, D. F. a 28 de Octubre de 2002

GRUPO FINANCIERO BBVA BANCOMER REPORTA EN EL TERCER TRIMESTRE DE 2002, UTILIDAD NETA DE 1,711 MILLONES DE PESOS, 20% MAS QUE EL TRIMESTRE ANTERIOR.

- **GRUPO FINANCIERO BBVA BANCOMER (GFBB) OBTUVO EN EL TERCER TRIMESTRE DE 2002, UNA UTILIDAD NETA DE 1,711 MILLONES DE PESOS, CIFRA 21% SUPERIOR A LA DEL TERCER TRIMESTRE DE 2001 Y 20.0% MAYOR A LA DEL TRIMESTRE ANTERIOR.**
- **EN FORMA ACUMULADA POR LOS PRIMEROS 9 MESES DE 2002, LA UTILIDAD NETA DE GFBB, ALCANZO 4,770 MILLONES DE PESOS, POR LO QUE EL RETORNO SOBRE CAPITAL ES DE 14.4% Y EL RETORNO SOBRE ACTIVOS DE 1.5% EN ESTE PERIODO.**
- **EL NEGOCIO BANCARIO DE BANCOMER REPORTO UNA UTILIDAD NETA DE 1,603 MILLONES DE PESOS EN EL 3T02, CIFRA 19.0% MAYOR A LA REGISTRADA EN EL TERCER TRIMESTRE DEL AÑO ANTERIOR Y 19.0% SUPERIOR A LA DEL TRIMESTRE ANTERIOR. EN FORMA ACUMULADA POR EL PERIODO ENERO A SEPTIEMBRE DE 2002, LA UTILIDAD NETA DEL NEGOCIO BANCARIO, ALCANZO 4,501 MILLONES DE PESOS.**
- **LA CARTERA DE CREDITO VIGENTE AL SECTOR PRIVADO (COMERCIAL, CONSUMO Y VIVIENDA), MOSTRO POR SEGUNDO TRIMESTRE CONSECUTIVO UN COMPORTAMIENTO POSITIVO, CRECIENDO 2.1% EN EL PERIODO DE JULIO A SEPTIEMBRE DE 2002.**
- **LA CARTERA DE CREDITO AL CONSUMO CRECIO 35.2% EN LOS ULTIMOS 12 MESES, MIENTRAS QUE EN EL TERCER TRIMESTRE DE ESTE AÑO, SE OBSERVO UN CRECIMIENTO DE 11.2%.**
- **LA CAPTACION A LA VISTA AUMENTO 8,259 MILLONES DE PESOS EN LOS ULTIMOS 12 MESES, REPRESENTANDO UN INCREMENTO DE 6.4%, MEJORANDO CON ELLO LA MEZCLA DE CAPTACION DEL GRUPO, AL REPRESENTAR EL 43.2% DE LA CAPTACION TRADICIONAL A SEPTIEMBRE 2002, COMPARADO CON EL 40.3% DOCE MESES ATRAS.**

GFBB reporta 1,711 millones de pesos de utilidad neta por el tercer trimestre de 2002, cifra 20.0% mayor que la del trimestre inmediato anterior y 21.0% mayor que la del mismo trimestre del año anterior. En forma acumulada por los primeros 9 meses de 2002, la utilidad neta alcanza 4,770 millones de pesos. El retorno sobre capital promedio es de 14.4%.

Los sólidos resultados reportados por el Grupo en el tercer trimestre de 2002 provienen principalmente de recursos generados por la operación propia de sus diferentes áreas de negocio.

- El margen financiero de Bancomer como porcentaje de sus activos promedio con rendimiento se ubicó en 5.5% en el tercer trimestre de 2002, lo que representó un incremento de 40 puntos base con respecto al trimestre anterior. El buen comportamiento del margen financiero durante el trimestre se explica por varios factores, entre los que destacan, la creciente contribución del crédito al consumo al ingreso financiero y el incremento de 40 puntos base en la tasa interbancaria promedio (TIIE a 28 días).

- Los ingresos por servicios del Grupo alcanzaron 3,196 millones de pesos en el trimestre, monto 7.1% mayor al del tercer trimestre de 2001, debido a mayores volúmenes de operación, con crecimientos de 25.0% en tarjetas de crédito y cajeros, 8.0% en transferencias y remesas, 7.0% en seguros y 5.7% en manejo de cuentas, en el mismo periodo. En forma acumulada a septiembre de 2002, destacan los crecimientos de 26.0% en tarjeta de crédito y cajeros, 22.4% en transferencias y remesas, 11.2% en manejo de cuentas y 11.1% en seguros. El ingreso neto por servicios de GFBB del tercer trimestre de 2002, representó 71.3% del gasto de operación del período, comparado con 58.5% en el mismo periodo del año pasado, con lo cual se reitera la importancia que ha cobrado este rubro como un elemento de estabilización de la rentabilidad del Grupo.

- El gasto de administración y promoción del Grupo continuó con su tendencia descendente por noveno trimestre consecutivo, ubicándose en 4,484 millones de pesos en el tercer trimestre de 2002, cifra 12.1% menor a la generada en el tercer trimestre de 2001. En forma acumulada, los gastos registrados en los primeros 9 meses de 2002 fueron por 13,647 millones de pesos, 12.9% menos que en el mismo periodo del año pasado.

- La utilidad de operación de GFBB fue de 2,809 millones de pesos en el tercer trimestre de 2002, cifra 20.1% superior a la del mismo trimestre de 2001 y 10.1% mayor a la del trimestre inmediato anterior.

- La cartera de crédito vigente del Grupo al sector privado (comercial, consumo y vivienda) mostró un comportamiento positivo en el tercer trimestre de 2002, creciendo 2.1% con respecto al anterior.

- La cartera comercial total creció 3.1% durante el tercer trimestre del año, destacando la cartera en pesos, que creció 5.0% en el mismo periodo y 9.3% comparado con el tercer trimestre de 2001.

- La cartera de consumo ascendió a 18,972 millones de pesos al 30 de septiembre de 2002, monto 11.2% superior al saldo de junio de este mismo año. En los últimos 12 meses, el crecimiento de la cartera de consumo fue de 35.2%.

- La captación tradicional del Grupo alcanzó los 317,669 millones de pesos al 30 de septiembre de 2002. La mezcla de la captación ha presentado mejoría, ya que en los últimos 12 meses los depósitos de disponibilidad inmediata aumentaron 6.4%, con lo cual representan 43.2% de la captación tradicional al cierre de septiembre de 2002, comparado con 40.3% al cierre de septiembre de 2001. Como parte de la captación total, las sociedades de inversión de deuda, alcanzaron 57,757 millones de pesos al cierre del tercer trimestre de 2002, es decir, 17.7% más que el saldo presentado al cierre de septiembre de 2001.

- La cartera vencida se redujo 25.2% durante los últimos 12 meses, por lo que el índice de cartera vencida baja de 5.8% en el tercer trimestre de 2001, a 4.8% en el mismo periodo del año en curso. Al cierre de septiembre de 2002, el nivel de cobertura de la cartera vencida fue de 108.5%.

- A septiembre de 2002, el índice total de capitalización estimado del Negocio Bancario, incluyendo riesgo de mercado fue de 15.4%, con un índice de capital básico de 12.8%.

- El índice de eficiencia de los primeros nueve meses del año en curso fue de 57.6% que compara favorablemente con 61.3% del mismo periodo del año pasado. Durante los meses de julio a septiembre de 2002, este indicador se ubicó en 56.3%, 2.9 puntos porcentuales menos que en el segundo trimestre de este año y 8.2 puntos porcentuales menos que en el tercer trimestre de 2001.

BBVA Bancomer

Press Release - October 02

GRUPO FINANCIERO BBVA BANCOMER REPORTS NET INCOME OF 1,711 MILLION PESOS IN THE THIRD QUARTER OF 2002, UP 20% VERSUS THE PREVIOUS QUARTER

- **GRUPO FINANCIERO BBVA BANCOMER (GFBB) REPORTED NET INCOME OF 1,711 MILLION PESOS IN THE THIRD QUARTER, 21% HIGHER YEAR ON YEAR AND 20% HIGHER QUARTER ON QUARTER.**
- **GFBB's NET INCOME IN THE FIRST NINE MONTHS OF 2002, REACHED 4,770 MILLION PESOS, RESULTING IN RETURN ON EQUITY OF 14.4% AND RETURN ON ASSETS OF 1.5% FOR SUCH PERIOD.**
- **BANCOMER'S BANKING BUSINESS REPORTED NET INCOME OF 1,603 MILLION PESOS IN 3Q02, UP 19.0% YEAR ON YEAR AND 19.0% HIGHER QUARTER ON QUARTER. NET INCOME FOR THE FIRST NINE MONTHS OF 2002 FOR THE BANKING BUSINESS REACHED 4,501 MILLION PESOS.**
- **THE OUTSTANDING LOAN PORTFOLIO TO THE PRIVATE SECTOR (COMMERCIAL, CONSUMER AND MORTGAGE) SHOWED, FOR THE SECOND CONSECUTIVE QUARTER, POSITIVE GROWTH, INCREASING 2.1% IN 3Q02.**
- **THE CONSUMER LOAN PORTFOLIO GREW 35.2% IN THE LAST 12 MONTHS, WHILE DURING THE THIRD QUARTER OF THIS YEAR, AN INCREASE OF 11.2% WAS REGISTERED.**
- **DEMAND DEPOSITS INCREASED 8,259 MILLION PESOS IN THE LAST 12 MONTHS, AN INCREASE OF 6.4%, IMPROVING THE GROUP'S DEPOSIT MIX, REPRESENTING 43.2% OF TRADITIONAL DEPOSITS AS OF SEPTEMBER 2002, COMPARED TO 40.3% TWELVE MONTHS AGO.**

GFBB reported net income of 1,711 million Pesos in the third quarter, 20.0% higher than last quarter and 21.0% higher than third quarter of last year. Net income in the first 9 months of 2002, was 4,770 million Pesos and return on average equity was 14.4%.

The solid results reported by the group in the third quarter of 2002 mainly result from own operations in its various business areas.

- Bancomer's interest margin as a percentage of its average earning assets turned out

to be 5.5% in 3Q02, 40 basis points higher quarter on quarter. The positive trend of interest income in the quarter is explained by many factors, from which the following stand out: the growing contribution of consumer loans to interest income and the increase of 40 basis points in the average interbank interest rate (28-day TIIE).

- The Group's fee income was 3,196 million Pesos in the quarter, up 7.1% year on year, due to larger transaction volumes for the period. A 25.0% increase was registered in credit cards and ATMs, 8.0% in remittances and wire transfers, 7.0% in insurance fees and 5.7% in account management fees over the same period. Figures to September 2002 amount to 26.0% in credit cards and ATMs, 22.4% in remittances and wire transfers, 11.2% in account management fees and 11.1% in insurance fees. GFBB's net fee income in the third quarter of 2002, represents 71.3% of operating expenses versus 58.5% in the same period of last year, emphasizing the importance of this item as a stabilizing element of the group's earnings.

- The Group's non-interest expense continued its ninth consecutive quarter drop, declining to 4,484 million Pesos in the third quarter of 2002, down 12.1% year on year. For the first nine months of 2002, recorded expenses were 13,647 million Pesos, down 12.9% year on year.

- GFBB's operating income was 2,809 million Pesos in the third quarter of 2002, up 20.1% year on year and 10.1% higher quarter on quarter.

- The Group's outstanding loan portfolio to the private sector (commercial, consumer and mortgage) showed a positive trend in 3Q02, improving 2.1% quarter on quarter.

- Total commercial loan portfolio grew 3.1% during 3Q02. The Peso portfolio had the most significant increase of 5.0% in the same period and 9.3% compared to 3Q01.

- As of September 30, 2002 consumer loan portfolio expanded 11.2% quarter on quarter to 18,972 million Pesos. In the last 12 months the consumer loan portfolio growth was 35.2%.

- Traditional deposits reached 317,669 million Pesos as of September 30, 2002. The deposit mix has improved, since during the last 12 months demand deposits rose 6.4%, accounting for 43.2% of traditional deposits in 3Q02, compared to 40.3% a year earlier. As part of total deposits, mutual fund deposits contributed 57,757 million Pesos in 3Q02, 17.7% higher year on year.

- Past due loans were reduced 25.2% in the last 12 months, improving from a past due loans ratio of 5.8% in 3Q01 to 4.8% in 3Q02. As of September 30, 2002, loan loss coverage was 108.5%.

- In 3Q02, the total capitalization ratio for the Banking Business, adjusted for market and credit risk, was 15.4%, with Tier 1 capital ratio of 12.8%.

- Efficiency ratio for the first nine months of 2002 was 57.6%, which compares favorably to 61.3% year on year. In 3Q02, this ratio was 56.3%, 2.9 points below the second quarter of this year and 8.2 points lower than in the third quarter of 2001.